82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02030565

REGISTRANT'S NAME Svenska Cellulosa

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED
APR 16 2002
THOMSON FINANCIAL

**NEW ADDRESS ______________________

FILE NO. 82- 763 FISCAL YEAR 12-31-01

° Complete for initial submissions only °° Please note name and address changes

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OICF/BY: dlw

DATE : 3/28/02

Svenska Cellulosa

A year of continued profitable growth

President's letter page 3

Concentrating on shareholder value

Strategic orientation page 8

Continued acquisitions in US

Hygiene Products and Packaging

pages 14 and 22



HYGIENE PRODUCTS, PACKAGING AND FOREST PRODUCTS FOR EVERYDAY USE — WORLDWIDE

SCA

Year in brief

- *Cash flow from operations remained strong and amounted to SEK 11,249 M. Accordingly, the cash flow target for the year was exceeded.*
- *Earnings after financial items was the best ever, amounting to SEK 8,090 M.*
- *SCA share rose 43% during the year and noted a new all-time-high.*
- *SCA acquired Georgia-Pacific's American tissue operations in the Away From Home area.*
- *SCA acquired the US protective packaging company Tuscarora.*
- *Jan Åström named to succeed Sverker Martin-Löf as President and CEO in conjunction with the Annual General Meeting in 2002. The Board has also announced that it intends to select Sverker Matin-Löf as new Board Chairman of SCA succeeding Bo Rydin, who was named Honorary Board Chairman.*

SCA IN BRIEF

SCA produces and sells absorbent hygiene products, packaging solutions and publication papers. Based on customer needs, value-added products are produced for consumers, institutions, industry and the retail trade. SCA strives to increase the proportion of high-value-added products in order to generate stable and healthy profitability. Net sales amount to more than SEK 82 billion annually.

Western Europe is SCA's main market. A strong penetration has also been made in North America. The Group has acquired several companies in these regions in recent years, thus strengthening the market positions for Hygiene Products and Packaging. Concurrently, selective expansion is under way in Latin America, Central and Eastern Europe as well as in Asia.

2001

Key ratios	2001 SEK	2001 EUR[2]	2000[1] SEK	2000[1] EUR[2]
Net sales, SEK M/EUR M	82,380	8,919	67,157	7,960
Earnings after financial items, SEK M/EUR M	8,090	876	7,296	865
Earnings per share after tax, SEK[3]	24.05		21.09	
Cash flow from current operations, per share, SEK[3]	48.38		28.49	
Dividend, SEK	8.75[4]		7.75	
Strategic investments, net, SEK M/EUR M	–15,503	–1,679	3,957	469
Shareholders' equity, SEK M/EUR M	45,983	4,884	39,898	4,511
Return on shareholders' equity, %	13		14	
Debt/equity ratio, multiple	0.51		0.39	
Average number of employees	42,049		37,700	

[1] Excluding nonrecurring items.

[2] See pages 48 and 50 for currency rates.

[3] Adjusted historically taking into account new issue for stock options of 1.8 million shares in 2001.

[4] Board proposal.

See page 71 for definitions.

NET SALES BY BUSINESS AREA 2001
(excl. intra-Group deliveries)


Other 2%
Forest Products 14%
Hygiene Products 49%
Packaging 35%

OPERATING PROFIT BY BUSINESS AREA 2001
(adjusted for central items)


Forest Products 28%
Hygiene Products 42%
Packaging 30%

EARNINGS, DIVIDEND AND CASH FLOW PER SHARE


SEK
50
40
30
20
10
0
97
98
99
00
01
Earnings
Dividend
Cash flow from current operations

Renewable and recyclable materials account for approximately 95% of SCA's products. Equal quantities of recycled and fresh wood fibers are used in production. SCA owns approximately 1.6 million hectares of productive forestland and conducts sawmill operations.

At the beginning of 2002, the number of employees was approximately 40,000, in some 40 countries.

The SCA share is traded on the stock exchanges in Stockholm and London, and can also be traded in the US in the form of ADRs (American Depositary Receipts).

Contents







Hygiene Products

American acquisitions and strong earnings

Significant earnings improvement in all product categories. In North America, extensive integration efforts followed the acquisition of Georgia-Pacific Tissue.

Packaging

New, exciting packaging

The acquisition of Tuscarora has turned SCA into a global leader in customized protective packaging.

Forest Products

Strong performance despite declining market

Strong cash flow and earnings, particularly from the publication papers business.

A year of continued profitable growth

In terms of earnings, SCA's performance in 2001 was its best ever. Growth in hygiene products and packaging continued through acquisitions in North America.



In terms of earnings, the year 2001 developed into the best in SCA's history. Earnings after financial items rose 11% to SEK 8,090 M, bringing the average earnings increase over the past five years to 18%. Cash flow from current operations in 2001 continued to be strong, amounting to SEK 11,249 M, well in excess of the target for the year. The year began with a strong market that subsequently weakened. Increasing price pressure was offset primarily by declining prices for raw materials and a more value-creating product mix.

The Group's sustainable cash flow target at the beginning of 2002 has been adjusted upward for the expansion-related investments and acquisitions carried out in 2001 and amounted to SEK 6.2 billion. Accordingly, the cash flow target was increased by a full 29% compared with the beginning of 2001.

American breakthrough

The acquisitions of Georgia-Pacific Tissue and Tuscarora were a breakthrough for SCA in the North American market. These acquisitions give us the necessary critical mass and a platform for further expansion.

With the acquisition of Georgia-Pacific Tissue, we advanced to the position of No. 3 in North America in tissue for the Away-From-Home (AFH) segment – a segment in which the three largest producers control 88% of the market. Tuscarora, a growth company, is world leading in customized protective packaging and possesses unique knowledge that we can transfer to other parts of our global packaging operations.

The initial acquisitions in North America during the year were supplemented with a number of smaller company acquisitions. Marko Foam Products, RPA and ISC are all active in protective packaging, whereas the Encore Paper focuses on tissue for the AFH segment. Encore Paper complements both our product mix and geographic spread.

Other strategic investments

In Europe, we acquired two packaging companies in France – Anjou Emballages and Cartonnages Industriels Méhunois (CIM) – and one in Finland – the Pakkausjaloste packaging company. Packaging also signed a cooperation agreement with the Swedish packaging company Nefab, which enables us to offer customers more complete industrial packaging solutions.

In the hygiene area several expansion-related investments in tissue and incontinence products were carried out. In tissue, it was decided to under-



In the beginning of 2001, the American companies Georgia-Pacific Tissue and Tuscarora were acquired. These were followed by additional North American acquisitions within protective packaging and tissue for the AFH market, parallel with intensive integration efforts.

take an expansion of the conversion operations at the Kostheim mill in Germany, and to increase production capacity for high-value recycled-fiber pulp at Lilla Edet in Sweden. In incontinence products, it was decided to build several machines for manufacturing various types of incontinence products for the European and the North American markets.

In Forest Products, decisions were taken to undertake investments at the Ortviken paper mill, involving the upgrade and rebuild of the coating plant. At the Östrand pulp plant, dryer capacity will be increased to improve the Group's internal pulp supply.

Work is under way in Laakirchen with a new paper machine that will be placed in operation in June 2002.

SCA and Graninge AB agreed on a modification of their cooperation in the jointly owned Scaninge Timber AB, whereby SCA's capital share increased from 40.6 to 59.4%. The parties' voting rights remain unchanged at 50% each.

Dividend and share performance

Cash flow from current operations may be allocated for strategic investments and dividends. For 2001, the Board proposed a dividend increase of 13% to SEK 8.75 per share. Consequently, over the past five years the dividend has increased by an average of 12%.

In 2001, the SCA share price rose 43% to SEK 287, outperforming both the SAX index and the Morgan Stanley European forest index. On 27 December, the shares reached a new all-time-high of SEK 290. The share price continued to rise and on 22 February 2002 a closing price of SEK 327.50 was noted.

Long-term growth in Group

For some time, SCA has undergone a transition from traditional forest company to growth company focusing on hygiene products and packaging. This development intensified over the past five years. In 1991, the Hygiene Products and Packaging business areas accounted for 65% of sales, while in 2001, the corresponding figure was 85%. At the same time, SCA's forest industry operations have been adapted to supply internal raw-material requirements, and production of publication papers has been concentrated on more value-added products. During 1991–2001, sales of the hygiene and packaging operations increased by 13% a year, while the operating surplus increased 16% a year. In the same period, earnings per share increased 18% a year, from SEK 4.69 per share to SEK 24.05.

This is the result of a long-term strategy, in which most of the strategic investments have been in hygiene products and packaging, concurrent with a streamlining of the Group's other operations. The key milestones include the acquisitions of the Reedpack packaging company in 1990, the German-based PWA packaging and hygiene company in 1995, some 30 smaller acquisitions during 1997–2001 and the North American acquisitions made in 2001, as well as the divestments of Båkab in 1992 and the fine papers business in 2000.

The current structure, with hygiene products, packaging and forest products, creates significant synergies, particularly through the common fiber base. As much as 60% of the Group's fiber requirements are supplied through SCA's own forest holdings and recovered paper collection. This provides control over the supply of raw material, permits integration and promotes efficient internal utilization of fiber raw material, which has a positive impact on the Group's logistics costs.

Financial targets

In 1997, we clarified our financial targets with the help of the cash-flow-based CVA model, which focuses on creating shareholder value.

Among the targets then established was that the total return on the SCA share – that is, share price increase and dividend – should result in doubling of shareholder value every fifth year. Profitability being one of the cornerstones of our strategy, the requirement was set that cash flow from current operations should grow by at least 8–10% annually. All acquisitions must fulfill our cash-flow requirements and increase net earnings within the first year.

Since 1997, the share price has risen from SEK 130 to SEK 287, which, combined with the dividend, gives an annual total average return of 21%. Cash flow from current operations in the same period increased by an average of 22% per year – that is, considerably more than the Group's sustainable target.

The Group looks to the future

SCA's overall goal is to generate shareholder value, and its ongoing objective is to double the value to shareholders every fifth year. SCA will reach this objective partly through ongoing growth and partly by improving the efficiency of current operations.

The Group's growth target, which will be attained primarily via acquisitions, is 8–10% annually. We plan to expand primarily in Europe, and aims to achieve market shares of 20–25% in corrugated board packaging and 25–30% in tissue. In North America, growth will take place both in packaging, particularly the value-added segments, and in tissue for the AFH segment, as well as in incontinence products.

The forest industry sector's role in internal supply of raw materials will be further developed, since the Group's growth requires an increased supply of raw materials. The relative importance of fresh fiber is expected to increase as a result of an active product development aimed at function as well as quality. The position of publication papers was improved as a result of ongoing investments in the SC and LWC area. The product portfolio gains an increasingly higher high-quality profile and competitiveness is improved continuously at the Group's three large publication paper mills.



Outlook for 2002

Demand for the Group's products in Europe was relatively favorable during 2001 despite the fairly distinctive decline in the general economy. Demand is expected to remain favorable in 2002 for the Group's consumer-oriented products. In other respects, the demand trend for the industry-related products is more difficult to assess.

In North America, the general recession during 2001 had a significant impact on demand for the Group's packaging and tissue products. Prices were also under pressure. However, the incontinence area remained largely unaffected. During the autumn the situation stabilized and a certain, although moderate, recovery occurred during the fourth quarter. Any further weakening is not expected. A potential recovery in the US economy during the year should rapidly improve the demand situation for these product areas.

Raw material costs and energy costs are expected to remain stable in early 2002.

New President

In conjunction with the Annual General Meeting on 11 April 2002, I will be succeeded in the position of President and CEO by Jan Åström. Jan Åström was appointed Executive Vice President and Deputy CEO in autumn 2000 and prior to this he held a number of executive positions in partly or wholly owned SCA companies since 1993.

Stockholm, February 2002

Sverker Martin-Löf
President and CEO

Bo Rydin, Honorary Chairman

"In conclusion, with regard to Bo Rydin's departure as Board Chairman, I extend the thanks of the company's Board and management.

Bo Rydin has dedicated a life's work to SCA. During his 16 years as President and CEO and 14 years as Board Chairman, the company has continually developed and changed, which has resulted in a strong value growth for the company's shareholders. During this period, SCA has also been a secure workplace for the employees, despite structural changes at time being very extensive. It was possible to carry out the process of change in accord with the labor unions and with respect for the individual.

Bo Rydin's commitment has been intense and he has always acted in the best interests of SCA. The Board and management extend heartfelt thanks to Bo Rydin for his efforts and express their appreciation for such rewarding cooperation. An expression of this regard is that Bo Rydin is being named Honorary Chairman."

Operations in

	NET SALES	OPERATING PROFIT before goodwill amortization	CAPITAL EMPLOYED average	OPERATING CASH FLOW	AVERAGE NUMBER OF EMPLOYEES
HYGIENE PRODUCTS – Share of Group total	SEK 40,797 M 50%	SEK 4,473 M 43%	SEK 26,374 M 39%	SEK 6,742 M 47%	17,667 42%
PACKAGING – Share of Group total	SEK 29,230 M 35%	SEK 3,286 M 31%	SEK 16,288 M 24%	SEK 4,488 M 32%	20,680 49%
FOREST PRODUCTS – Share of Group total	SEK 13,556 M 16%	SEK 2,976 M 28%	SEK 13,544 M 20%	SEK 3,110 M 22%	3,608 9%
Group total[1]	SEK 82,380 M	SEK 10,502 M	SEK 67,878 M	SEK 14,206 M	42,049

Reporting of the business areas

To facilitate comparison with competing companies in the hygiene and packaging sectors, which apply a 40-year amortization period for goodwill or the pooling method, effective with the year-end accounts 1999, SCA reports operating profit for the business areas excluding goodwill amortization.

Comparable to the treatment of goodwill amortization, capital employed is also reported for the business areas throughout excluding goodwill. Specification of the business areas' goodwill is shown on page 68.

[1] Consolidated net sales does not include intra-Group deliveries. Net sales reported for the business areas include intra-Group deliveries, however. The Group totals also cover other operations not included in the business areas.

brief 2001

PRODUCTS	MARKETS AND PRODUCTION
Tissue **Baby diapers** **Feminine hygiene products** **Incontinence products**	Largest in Europe in tissue segment (market share 19%). World leader in incontinence products (market share 25%). Third in North America in AFH tissue (market share 19%) Second in Europe in fluff products (market share 18%). Future expansion primarily in Western Europe and North America, but also in Latin America, Central and Eastern Europe and Asia. Total of 39 production plants in 21 countries in Europe, North America, Latin America, Africa, Australia and Southeast Asia for production of fluff products and a capacity of 1.6 million tons of tissue.
Corrugated board **Containerboard** **Protective packaging** **Packaging services**	Market leader in the European corrugated board packaging market (market share 14%). Number one in the Nordic region and number two in the rest of Western Europe. Second largest producer of containerboard in Europe (market share 14%). Expansion mainly in Western Europe, North America and Southeast Asia. Corrugated board is produced in 220 production plants in 29 countries, with a total capacity of approximately 4.8 billion square meters per year. 2.4 million tons of liner is produced in ten mills, situated in seven European countries.
LWC paper **SC paper** **Newsprint** **Pulp** **Solid wood products** **Timber** ***Forest fuel***	One of the most profitable European producers of publication papers. Main market is the Nordic region and rest of Western Europe, as well as Japan for wood products. Three paper mills in the UK, Sweden and Austria, with a total capacity of 1.5 million tons of publication papers, a pulp plant in Sweden, with a capacity of 0.5 million tons of pulp, three sawmills in Sweden, with a capacity of 710,000 cubic meters of solid wood products and 2.1 million hectares of forest land in Sweden.







NET SALES BY PRODUCT GROUP 2001
(excl. intra-Group deliveries)


Pulp, timber, solid wood products 5%
Other 2%
Publication paper 9%
Consumer products 25%
Protective packaging 4%
Packaging 31%*
AFH and incontinence products 24%

*Corrugated board and liner.

Hygiene Products increased its share of net sales from 47% to 49% compared with 2000.

GROUP'S 12 LARGEST MARKETS


Net sales 2001, SEK M
Great Britain +9%
Germany +9%
US +357%
France +2%
Sweden +3%
Italy +8%
Netherlands +17%
Denmark +9%
Belgium +27%
Spain +12%
Austria +5%
Norway +4%
0
3,000
6,000
9,000
12,000
15,000

The US advanced from SCA's eighth largest market to third as a result of the acquisitions in North America. (Percentages indicate change from preceding year.)

Business concept and strategy

SCA shall offer its customers high-quality, customized hygiene products, packaging solutions and publication paper. The company focuses on growth combined with solid profitability and limited risk.

Growth is primarily within Hygiene Products and Packaging. Profitability is ensured through continually improving efficiency, the utilization of synergies within the Group, and through a larger proportion of value-added processed products and services in SCA's product portfolio.

Business concept

SCA sells hygiene products, packaging solutions and publication paper. Based on knowledge of end-users' needs, and of the properties of the fiber material, SCA offers high-quality products and services. The products designed for private individuals shall add to the quality of life; SCA's products and service for institutions and companies shall offer increased product quality, safety, productivity and profitability.

Targets

SCA's overall target is to create value for its shareholders. This is accomplished based on the principle that the value of the company is determined by the future cash flows that the company generates and by the level of risk in the business. Future cash flows, in turn, are a function of profitability and growth.

Profitable growth

During 2001 SCA generated a cash flow from current operations (cash flow available for strategic investments and dividends) amounting to SEK 11,249 M. Since 1997 the cash flow has increased, on average, by 22% per year. Growth and profitability are important components in SCA's strategy to ensure that the cash flow will continue to grow.

SCA is growing both organically and through acquisitions. Expansion is taking place primarily in Hygiene Products and Packaging.

Tissue and incontinence products for adults have special priority as growth areas in Hygiene Products. The European market for tissue is undergoing a process of consolidation, which offers SCA favorable opportunities to grow through acquisitions. Since 1996 SCA's share of this market has increased from 17 to 19%, mainly as a result of acquisitions. The objective is to increase the market share to approximately 25–30%.

Continued expansion in Europe will focus mainly on Southern and Eastern Europe. Concurrently, priority is also being assigned to the large and well-consolidated North American tissue market, in which SCA, after its acquisition of Georgia-Pacific Tissue at the beginning of 2001 and Encore at year-end, sees potentials for further supplementary acquisitions, primarily in the AFH segment.

The world market for incontinence products is growing rapidly. As the global leader in this market, SCA intends to contribute actively to its

CASH FLOW TARGET 1997–2001



%
100
80
60
40
20
0
38%
22%
62%
78%
1997
2001
Hygiene Products and Packaging
Forest Products

The chart shows the distribution of cash flow targets. Hygiene Products and Packaging account for an increasingly greater share.

STRATEGIC INVESTMENTS 1997–2001



%
100
80
60
40
20
0
Forest Products
Hygiene Products and Packaging
10%
23%
90%
77%
Other strategic investments
Acquisitions
Business area
Type of investment

Between 1997 and 2001, 90% of strategic investments were carried out within Hygiene Products and Packaging. Acquisitions accounted for 77% of investments during this period.


SCA's STRATEGY
PROFITABILITY
– in existing operations
GROWTH
– prioritized product areas
– new markets
LOW RISK
– rebalancing to less cyclical operations
CASH FLOW
INCREASED SHARE HOLDER VALUE

growth through product development and new capacity. SCA also intends to increase its presence in the North American market for incontinence products.

The European supplier structure for corrugated board packaging is relatively fragmented, which gives SCA an opportunity to acquire small and medium-size companies. Since 1997 SCA's market share for packaging has grown from 12% to 14%, predominantly through acquisitions. The objective is to achieve a market share of 20 to 25%. SCA wants to grow primarily in the more value-added segments of the packaging market, such as heavy duty packaging, protective packaging and high-quality print. In addition, the company plans to strengthen its offerings of services, such as design, logistics and distribution.

Forest Products will maintain its market shares in Europe in publication papers and secure the Group's growing raw material needs. The business area is producing a substantial cash flow for its own development as well as for other expansion within the Group.

Consolidation of the European corrugated board and tissue markets, in which SCA is playing an active role, facilitates an improved production and marketing structure that should lead to a successive improvement in profitability in these markets.

SCA's concentration on more value-added products is contributing to improved profitability since these products in general have higher margins and show greater growth. This is taking place in Hygiene Products, in part as the result of a sharper focus on research and development that is designed to yield even higher-quality products. The profitability in Packaging is improving as a result of the fact that growth is taking place mainly in the more value-added segments, and by offering customers more service and complete logistics and packaging solutions.

Synergies

The common fiber base constitutes an important resource for all the business areas. Some 49% of the virgin fiber consumed in the Group is supplied by SCA's own forest holdings. This situation results in control of raw material costs and facilitates an efficient integration in raw material supply. SCA consumes approximately 3.8 million tons of recovered paper per year, of which Packaging accounts for around 57%, Hygiene Products 27% and Forest Products 16%. Because the collecting, procurement and processing is done jointly through SCA Recycling, substantial synergies are gained. Centralized research and development, joint procurement of energy, and the coordination of logistics are additional examples of fields in which important synergies can be utilized.

Strong cash flows from the Group's forest products are enabling more rapid growth in Hygiene Products and Packaging than would otherwise be possible. Since 1997, Forest Products has contributed with an operating cash flow of approximately SEK 9 billion that has largely been invested for purposes of expansion in Hygiene Products and Packaging. Strong SCA cash flows also offer greater possibilities to take advantage of unique acquisition opportunities, regardless of the capital market situation.

Low risk

The traditional forest products industry is highly cyclical. The fluctuation between good profitability in prosperous times and weak profitability during recessions results in high risk in the business. This has created uncertainty for the shareholders with respect to the trend of future cash flows. To reduce the level of risk in its operations, SCA focuses its growth on the sector's less cyclical business segments.

SCA's work to consolidate the European tissue and corrugated board markets is contributing to a more stable trend in these markets. SCA has substantial experience in both evaluating potential acquisitions as well as implementing and integrating acquisitions that have been made with existing operations. To minimize risk in connection with the establishment of operations in new markets, SCA often works with local entrepreneurs who know the markets well, while SCA provides product concepts and technical know-how.

Business control

SCA's overall goal is to provide shareholders with good growth in value and a rising dividend. Financial evaluation of both current operations and strategic development is measured based on cash flow.

Measuring profitability

To steer investment resources to the projects that generate the highest yields, SCA must have a good understanding of which operations are profitable and therefore fulfill the Group's profitability requirements. This requires a clear definition of the return requirement that should be placed on investments.

SCA uses cash flow to measure profitability. Cash flow from current operations (cash flow available for strategic investments and dividends after operating expenses, interest and taxes are paid) is a good measure of the profitability of investments. In contrast to accounting-based profitability measures (return on capital employed, return on shareholders' equity, etc.), measurement based on cash flow is not affected by depreciation, costs accruals or other accounting adjustments. Measurement based on cash flow also takes current capital expenditures into account, which in turn affect cash flow from current operations.

Return requirements on shareholders' equity and borrowed capital

SCA's return requirements are based on the capital market's return requirement on an investment in SCA shares. This is determined as follows: All investors demand a return that at least is comparable to the return they would receive from, in principle, risk-free government bonds. At the beginning of 2002, the return on 10-year Swedish government bonds was 5.2%. Moreover, the investor demands a risk premium for the risk they take in investing in SCA shares. Based on the long-term historical return on the stock market, and taking into account SCA's risk profile, this risk premium is estimated at 4.4%. This results in a return requirement for the SCA share of about 9.6%.

The shareholders are not the only interest group that contributes capital. Banks and other financial institutions also demand a return on their lending in the form of interest. Debt in relation to the funds from shareholders is designated debt/equity ratio. It plays a key role for the return to shareholders in a company.

The return requirement on SCA's debt-financed capital is calculated based on the return on risk-free 10-year government bonds, currently 5.2% in Sweden, and an estimated SCA-specific risk premium of 1.1%, resulting in a return requirement on borrowed funds of 6.3%. However, since interest expenses reduce the profit on which taxes are paid, in reality the cost after tax is lower. With a standard corporate income of 28%, the return requirement after tax is reduced to 4,5%.

Weighted return

Since SCA's long-term goal is that about 40% of the Group's capital should be financed through loans (corresponding to a debt/equity ratio of 0.7) the Group's weighted average cost of capital (WACC) and thus its basic return requirement amounts to 7.5%. This means that all investments must generate a free cash flow (cash flow after payment of all operating expenses and taxes but before interest expenses) of at least 7.5% on the initial investment to be profitable. (This applies primarily in Sweden. Other borrowing expenses and tax rates affect return requirements in other countries.)

The current debt/equity goal of a multiple of 0.7 was chosen taking into consideration the cyclical nature of SCA's operations. A less cyclical product portfolio can provide SCA the possibility of increasing debt. During the past five years, SCA's debt/equity ratio has varied between 0.39 and 1.05.

Strategic investments

All of SCA's strategic investments (expansion investments in machinery and plants or company acquisitions) are evaluated in accordance with SCA's cash-flow based control model, Cash Value Added (CVA), which means that these investments must generate a return that covers the capital cost. The future cash flow of each investment is calculated and discounted based on the return requirement. This provides a present value for the future cash flow. If the present value is higher than the expenditure for the investment (that is, the price of the company to be acquired or the cost of the plant to be built), then the investment is value-creating.

and financial goals

Cash-flow objectives

Based on the return on historical investments and the return requirement on new strategic investments, SCA has established cash-flow targets for the business areas as well as the Group as a whole. The Group's target is expressed as cash flow from current operations, that is, the flow after interest expenses and tax, and is determined by adjusting the year-earlier target without taking into account the prevailing economy. This so-called sustainable cash-flow target was SEK 5.9 billion at year-end 2001. The goal at the beginning of the year was SEK 4.8 billion, which was successively increased by a total of SEK 1.1 billion as a result of strategic investments, during the year of SEK 15.5 billion. In setting the target for 2002, adjustment was made for inflation and the originally projected full-year effect of strategic investments, resulting in a target of SEK 6.2 billion at the beginning of 2002. The effect of the strategic investments that may be carried out during 2002 will be successively added to this figure. The year's targets for return on capital employed and shareholders' equity, which are 12 and 10% respectively for 2002, are also derived from the cash flow target.

Incentive program

SCA's incentive program is designed in accordance with the company's objective to create value for shareholders. The incentive program for senior executives features two components: fulfilling cash flow targets based on strategic investments and the return demand on these as well as the price performance of the SCA share.

Dividend

Shareholders' return requirements are met through dividends and the growth in the value of SCA shares. Under normal circumstances, over a business cycle about one-third of cash flow from current operations (after interest expenses and taxes) is used for a dividend (direct return) and two-thirds for value-generating strategic investments. In addition to self-financing from cash flow from current operations scope for further strategic investments is created through additional borrowing capacity at the same level of debt/equity ratio. The current situation, with favorable prospects for acquisitions within Hygiene Products and Packaging, means that a major portion of cash flow will continue to be reinvested in these two business areas.

If, over the long term, the cash flow from current operations exceeds the amount the company can place in profitable strategic investments, the fund will be returned to the shareholders, through a higher dividend portion or repurchase of own shares.

KEY RATIOS AND FINANCIAL GOALS*

	Result					Average result	Req.[1]
	1997	1998	1999	2000	2001	5 yrs	2002
Cash flow from current operations							
Result (SEK bn)	4.9	4.3[2]	6.7	6.7	11.2	–	–
Sustainable requirement (SEK bn)	3.0	3.2	3.8	4.4	5.9	–	6.2
Requirement increase (%/yr)	–[3]	7	19	16	34	19	5
Result/Requirement (%)	162	134	176	152	191	163	–

	Result					Average result	Req.[1]
	1997	1998	1999	2000[4]	2001	5 yrs	2002
Rates of return							
Capital employed (%)	12	14	12	18	14	14	12
Shareholders' equity (%)	12	13	12	20	13	14	10
Financial measurements							
Debt/equity ratio (multiple)	0.9	0.8	0.7	0.4	0.5	0.7	0,7
Market-adjusted debt/ equity ratio (multiple)	0.6	0.7	0.4	0.3	0.4	0.5	–
Debt payment capacity (%)	33	32	33	49	51	39	35

[1] At beginning of 2002.

[2] Incl. nonrecurring items of SEK 400 M.

[3] The key ratio is reported from 1997, the first year for which a cash-flow requirement was established.

[4] Incl. nonrecurring items of SEK 2,031 M.

* See page 71 for definitions of key ratios.

SCA share

Public trading in SCA shares

At year-end, there were 232 million SCA shares outstanding, of which 80% were B shares, with one vote per share, and 20% A shares, with 10 votes per share. Convertible debentures and options correspond to a further three million B shares. Assuming full conversion or exercise, the total number of shares would amount to 235 million. SCA's Annual General Meeting in 1999 authorized the holders of A shares to convert these shares to B shares.

SCA shares are listed and traded on the Stockholm Exchange. Trading is also carried out on the London Exchange and in the US, in the form of American Depositary Receipts. In addition to those indexes linked directly to the Stockholm and London exchanges, SCA is included in such other indexes as the Dow Jones Stoxx Index, the Dow Jones Sustainability Group Indexes and the MSCI Eurotop 300 (Morgan Stanley Company Index).

The volume of trading in SCA shares on the Stockholm and London exchanges in 2001 rose to 277 million shares (237), corresponding to a value of approximately SEK 64 billion (47). During the year, SCA shares with an average value of SEK 170 M (110) were traded daily on the Stockholm Exchange. The Stockholm Exchange accounted for 69% (65) of the total value of trading in 2001.

Price performance in 2001

The price of the SCA B share rose 43% in 2001. The last-paid price at year-end 2001 on the Stockholm Exchange was SEK 287 (200.50). This price corresponds to a market capitalization of about SEK 67 billion (47). On 27 December, the last paid price for the SCA B share was SEK 290, an all-time-high for the last paid price to date.

SCA's share price can be monitored daily at www.sca.com, where it is also possible to compare the performance of the SCA share with the most important competitors.

ADR program in the US and trading in London

In order to make the SCA share more readily available to American investors, SCA established a Level 1 ADR Program in the U.S. in December 1995. This means that B shares are available as depositary receipts in the U.S. without any formal stock exchange registration.

As of 1994, SCA shares are traded OTC at the London Exchange. In 2001, 87 million (81) SCA shares were traded on the London Exchange, corresponding to a value of about SEK 20 billion (16).

PRICE TREND AND SHARE TRADING



Price trend, SEK
Share trading, million shares
400
350
300
250
200
150
100
50
0
80
40
0
1996
1997
1998
1999
2000
2001
SCA Class B share
Morgan Stanley Europe P&F index
Afv General Index
Stockholm
London

The price performance of the SCA share was favorable during 2001, rising 43% to SEK 287. During the same period, the Affärsvärlden General Index fell 17%.

INTERNATIONAL STOCK MARKET REVIEW

Exchange	Index	Change in 2001, percent	Paper/Forest Index	Change in 2001, percent
Stockholm	Affärsvärlden	–17	Affärsvärlden Forest	32
Helsinki	HEX Portfolio	–22	HEX-Forest Index	6
London	FTSE-100	–16		
New York	S&P 500 Composite	–13	S&P Paper & Forest	0

DATA PER SHARE

All earnings figures include nonrecurring items. Historical data adjusted for new issues in 2001 and 1999.

SEK per share unless otherwise noted	2001	2000	1999	1998	1997
Earnings per share after full tax:					
After dilution effects	24.05	30.64	16.73	16.03	13.11
Before dilution effects	24.18	30.82	16.82	16.05	13.11
Quotation for Class B shares:					
Average quotation	230.31	195.44	201.07	178.12	158.56
Year-end quotation	287.00	199.10	250.24	165.92	167.32
Cash flow from current operations [1]	48.38	28.49	31.23	18.36	23.00
Dividend	8.75[2]	7.75	6.80	6.14	5.43
Dividend growth rate, % [3]	12	12	14	14	13
Direct return, %	3.0	3.9	2.7	3.7	3.2
P/E ratio [4]	12	6	15	10	13
Price/EBIT [5]	10	6	12	9	11
Beta value [6]	0.44	0.62	0.79	0.94	0.93
Pay-out ratio after dilution effects, %	36[2]	25	40	38	41
Shareholders' equity after dilution effects	*198*	*171*[7]	*158*	*135*	*117*
Shareholders' equity before dilution effects	200	173[7]	148	144	125
Average number of shares after dilution effects (in millions)	232.5	233.5	215.8	211.1	210.8
Number of registered shares, 31 December (in millions)	232.2	230.4	230.3	197.4	197.4
Number of shares after full conversion (in millions)	234.2	234.9	235.0	213.7	210.8

[1] See definitions of key ratios on page 71.
[2] Board proposal.
[3] Five-year rolling total.
[4] Year-end quotation divided by earnings per share after full tax and dilution effects.
[5] Market value plus net debt and minority interest divided by operating profit. (EBIT = earnings before interest and taxes).
[6] Change in share price compared with overall market (based on 48-month rolling total).
[7] Balance sheet for 2000 is adjusted for effects of changes in accounting principles, in accordance with RR5 and RR9.

SCA's TEN LARGEST SHAREHOLDERS

According to the VPC official share register for directly-registered and trustee-registered shareholders, as of 28 December 2001, the following companies, foundations and mutual funds were the ten largest registered shareholders based on voting rights[1]. Approximately 63% (67) of the share capital was owned by Swedish institutions and about 26% (21) by foreign owners.

	No. of votes	%	No. of shares	%
AB Industrivärden	189,820,000	29	18,982,000	8
Svenska Handelsbanken[2]	82,677,308	13	15,186,209	7
SEB[2]	46,257,355	7	11,260,585	5
Investment AB Öresund	20,000,000	3	2,000,000	1
Fjärde AP-Fonden	17,877,809	3	4,985,309	2
AMF Pensionsförsäkring AB	17,062,240	3	15,675,124	7
Livförsäkr.bolaget Skandia[2]	16,655,778	3	5,913,900	3
Tredje AP-fonden	14,759,288	2	2,946,788	1
Andra AP-fonden	12,792,633	2	3,131,691	1
Nordea[2]	12,047,551	2	10,630,906	5

[1] Before dilution.
[2] Including funds and foundations.

PERCENT OF FOREIGN OWNERSHIP

1997	1998	1999	2000	2001
20%	24%	25%	21%	26%

OWNERSHIP STRUCTURE

Shareholding	No. of shares	%	No. of shareholders	%	No. of votes	%
1–500	8,159,399	3.51	55,264	78.77	19,552,355	3.03
501–1,000	5,417,253	2.33	7,218	10.29	12,926,034	2.01
1,001–2,000	5,713,267	2.46	4,018	5.73	14,689,147	2.28
2,001–5,000	6,717,862	2.89	2,171	3.09	16,522,390	2.56
5,001–10,000	4,503,549	1.94	626	0.89	8,731,767	1.36
10,001–20,000	4,174,427	1.80	291	0.41	7,335,281	1.14
20,001–50,000	7,101,960	3.06	230	0.33	11,513,238	1.79
50,001–100,000	7,823,156	3.37	112	0.16	12,870,491	2.00
100,001–	182,590,682	78.63	226	0.32	540,144,995	83.84
Total	**232,201,555**		**70,156**		**644,285,698**	

Source: VPC AB



Libresse

Softis


TENA

American acquisitions and

Earnings improved significantly in all product areas. In North America, extensive integration efforts followed the acquisition of Georgia-Pacific Tissue.

Key ratios (SEK M)	2001	Group share %	2000
Net sales	40,797	50	31,040
Operating cash surplus	6,622	43	4,461
Change in working capital	1,405		–719
Current capital expenditures, net	–1,139	33	–645
Other operating cash flow changes	–146		–74
Operating cash flow	6,742	47	3,023
Operating profit	4,473	43	2,909
Operating margin (%)	11		9
Capital employed	26,374	39	18,066
Return (%)	17		16
Strategic investments			
– plants	549	37	891
– restructuring expenses	449	59	299
– company acquisitions	9,493	71	446
Average no. of employees	17,667	42	15,566

Net sales and number of employees	Net sales, SEK M 2001	Net sales, SEK M 2000	Av. no. of employees 2001*
Consumer products	20,954	18,373	8,021
AFH and Incontinence products	19,843	12,667	7,048
Total	40,797	31,040	15,069

* Excluding employees in joint-venture companies and staff functions.

Deliveries, tons	2001	2000	Change, %
Tissue			
Consumer products	696,600	707,200	–1
AFH products	586,700	275,700	113

Production capacities shown on page 79.



strong earnings

Extensive work was carried out during 2001 to integrate the North American acquisitions. One of every three table napkins sold in the North American AFH market is now produced by SCA.

NET SALES AND OPERATING PROFIT



SEK M
SEK M
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
97
98
99
00
01
Net sales, SEK M
Operating profit, SEK M

Operating profit rose 54% to SEK 4,473 M.

OPERATING CASH FLOW



SEK M
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
97
98
99
00
01

Operating cash flow amounted to SEK 6,742 M.

KEY MARKET SHARES

	%
AFH tissue, Europe	18
AFH tissue, North America	19
Incontinence products, worldwide	25
Consumer tissue, Europe	19
Feminine hygiene products, Europe	10
Baby diapers, Europe	13

The acquisitions of Georgia-Pacific Tissue and Encore made SCA the third-largest company on the North American AFH market.

SCA is one of Europe's leading suppliers of tissue and fluff products, with development, manufacturing and sales. SCA is the world leader in incontinence products, market leader in Europe and the third-largest supplier of tissue to the American Away-From-Home (AFH) market.

SCA's home market is Europe, where the Group has a base with both strong regional proprietary brands as well as a position as the leading producer of retailers' own brands. During the year, SCA achieved a strategic breakthrough in North America through the acquisition of Georgia-Pacific's AFH operations. SCA acquired the Serenity incontinence brand from Johnson&Johnson already in 2000. Combined, these two acquisitions have created a strong platform for further organic growth and complementary acquisitions in North America. SCA invests continuously in developing the incontinence division's global world-leading position through product innovations and expansion in new and existing markets. In cooperation with local partners, SCA becomes established on new markets worldwide.

The hygiene products market is highly competitive and SCA focuses on reducing costs in the value chain through continued consolidation and rationalization.

In 2001, SCA's sales of hygiene products amounted to SEK 40,797 M, of which 73% in Europe, 21% in North America and 6% in the rest of the world. Sales outside Europe rose 281%, largely as a result of the acquisition of Georgia-Pacific Tissue.

Operating profit improved significantly during 2001. With the exception of North America, market prices were stable on a level higher than the preceding year, while the cost of raw materials gradually fell, from the peak levels at the beginning of the year. Sales volumes did not increase to any great degree. However, as a result of a focus on the value-added segments of the market, the product mix improved.

Costs were reduced through better capacity utilization and improved productivity. Four tissue plants in Spain, one in Sweden and one fluff plant in Greece and the UK, respectively, were shut down. This affected a total of 300 employees.

Market

Absorbent hygiene products include tissue, baby diapers, feminine hygiene products and incontinence products. The products are sold through retail outlets and to companies, industries, hotels, restaurants, catering operations and institutions, as well as to healthcare services.

The world market for absorbent hygiene products is estimated at SEK 570 billion in manufacturing operations – about 40% of which is in North America and slightly over 25% in Europe.

SCA's share of the market for hygiene products amounts to 18% in Europe and 5% in North America.

Strategic investments

In March 2001, SCA purchased US-based Georgia-Pacific's tissue business in the AFH segment, for SEK 8.3 billion. This opened the North American tissue market, while concurrently creating a platform for further expansion within the AFH segment in the US. The acquisition gave SCA national coverage in the US, a 17% market share in the AFH segment, and a strong position as the third-largest player in the AFH market, after Georgia-Pacific and Kimberly-Clark.

In November 2001, SCA purchased US-based Encore Paper Company, for SEK 969 million. The company, which

SCA's PRODUCT PORTFOLIO



Feminine hygiene products 5%
Tissue consumer 30%
Baby diapers 12%
Incontinence products 20%
Tissue – AFH 33%

Tissue for the AFH market increased its share of SCA's product portfolio as a result of the North American acquisitions.

INCONTINENCE PRODUCTS MARKET SHARES – THE WORLD



Other 26%
SCA 25%
Procter & Gamble 3%
Unicharm 5%
Kimberly-Clark 11%
Paper Pak 7%
Tyco/Kendall 12%
Hartmann 6%
First Quality 5%

SCA has strengthened its position as the world's leading supplier of incontinence products.

MARKET SHARES IN EUROPE AND NORTH AMERICA

Market shares, %	Europe	North America
	Tissue	AFH
SCA	19	19
Georgia-Pacific	14	39
Kimberly-Clark	18	27
Procter&Gamble	4	–
	Fluff	Inco
Procter&Gamble	39	–
SCA	18	17
Kimberly-Clark	9	24
Tyco/Kendall	–	29
Johnson&Johnsson	5	–

SCA is Europe's largest tissue producer, third in the North American AFH market, second largest in the European fluff market and largest in the world in incontinence products.

produces and converts paper and AFH products, complements SCA's tissue operations in the US.

After the end of the fiscal year, agreement was reached to acquire Italian CartoInvest, Europe's fourth largest tissue producer, which would strengthen SCA's position as Europe's leading producer of tissue.

AWAY FROM HOME (AFH)

Market



In the AFH market, mainly tissue products are sold to companies in the industrial, administration and service sectors, hotels, restaurants and catering (HoReCa), healthcare and other institutions. The market consists of four principal product areas: handwiping products, toilet tissue, napkins, and products for wiping and cleaning in industry and offices. Various types of hygienic dispensing systems are also sold.

Total world consumption amounts to five million tons, valued at SEK 88 billion, with about 50% of the volume in North America and about 30% in Europe. Per-capita consumption of AFH products is twice as high in North America as in Western Europe.

Market growth amounts to about 3% annually in Europe and 2% in North America. Growth is controlled by economic factors such as industrial production, and also by factors such as increasing travel and the growing trend of dining outside the home. The market trend during 2001 was also affected adversely by the weakening global economy. The downturn was intensified somewhat by the tragic events of 11 September.

The products are distributed via wholesalers and service companies, or directly to individual customers. The market is becoming more concentrated as customers become increasingly international and require service across national borders.

SCA's strategy and market position

SCA is the third-largest player in the global AFH market. In North America, after the Encore acquisition, the market share is 19%. After the acquisition of Georgia-Pacific Tissue, the Tork brand was introduced to a wider American customer base. One of every three napkins in the North American tissue market is produced at an SCA facility. Integration work within the newly formed AFH Division was carried out successfully and included product coordination, IT systems, costs and retention of customers. The integration process will be completed in early 2002.

In Europe, SCA leads the market together with Kimberly-Clark, each of which has 18% of the market. SCA not only offers tissue, but also complete hygiene concepts to its customers in its overall profiling of the Tork brand, such as "Hygiene at work" and "Partners in your care" – two projects to improve hand hygiene and contribute to cost efficiency. SCA's wash-room concept includes hand towels, toilet tissue and soap plus matching paper dispensers. In addition, the Tork range includes facial tissue and table napkins, as well as products for wiping and cleaning applications in industry.

In 2001, a new hand-towel series, Tork Comfort, was launched, to strengthen SCA's market-leading position in hand towels in Europe. The high-quality hand-towels are manufactured using TAD technology (Through Air Dried) and developed to meet high standards of hygiene. The products strengthen SCA's position in hygiene-sensitive areas such as the food industry and healthcare.

TISSUE AND FLUFF PRODUCTS SALES BY CUSTOMER SEGMENT – EUROPE


Other customers 14%
Retail trade – brands 32%
Health care (incl. via pharmacies) 21%
Retail trade – Retail brands 33%

Retailer's brands increased the share of sales while the share of brand products declined.

ANNUAL PER CAPITA CONSUMPTION OF HYGIENE PRODUCTS


40
30
20
10
0
Tissue kg/capita
Incontinence products unit/capita
2,000
1,500
1,000
500
0
Baby diapers unit/child 0–30 mos.
Feminine hygiene products unit/woman 13–49 yrs.
Sweden
Western Europe
Central/Eastern Europe
USA
Latin America

Less-developed countries consume feminine hygiene products and tissue products first. As living standards rise, consumption of baby diapers begin followed by incontinence products.


TENA
Ultra
Briefs
Culottes

Tena is the world's largest brand in the incontinence area. The brand platform is global and comprises product specifications, packaging design and marketing communications.

INCONTINENCE PRODUCTS

Market

Incontinence products are used for protection against mild and more serious incontinence problems, a condition that afflicts 5–7% of the world's population. The demand for these products is growing, as the populations of many countries become increasingly older and through increased market penetration.


TENA
Lady

Incontinence products include everything from adult diapers used in nursing homes to extremely thin protective pads marketed to consumers through retail outlets. Home users can also purchase the products in pharmacies or have them delivered directly to their homes.

The global market is estimated at SEK 38 billion, with 37% of sales in North America, 39% in Europe and 18% in Asia. Average growth is 5% per year, with the fastest growth in the retail sector. Demographics, innovation and brand-building as well as the availability of the products in the retail sector drive market growth. The transition from an institutionally-oriented business to a consumer- and retailer-oriented operation with an international base also contributes.

SCA's strategy and market position

SCA is the world leader in incontinence products, with a total market share of 25%. In Europe, the market share is 42%, while in North America the Group is the third-largest player, with a market share of 17%.

The products are marketed under the Tena brand name, and nowadays can be purchased in retail outlets throughout continental Europe, North America, Mexico and Colombia, as well as Southeast Asia and Australia. In North America, the Serenity brand, which was acquired by SCA in 2000 from Johnson&Johnson, has been vitalized by means of extensive advertising campaigns. During the year, the launch of Serenity Slender was well received. Serenity Slender is intended for women with bladder control problems for which ordinary sanitary pads are inadequate and traditional incontinence products too bulky. The Serenity brand will gradually be integrated with Tena, SCA's global incontinence brand.

In Europe, the launch of Tena pants continued, and during the year the products were also introduced to the American market. In Japan and other Asian markets, the market share of Tena products grew as a result of new product launches. SCA's market position was also strengthened in Mexico.


Libero

SCA achieved a turnaround in the baby diaper segment. The Libero brand is the market leader in the Nordic countries and SCA is the largest supplier in Europe of diapers sold under retailers' brands.

It is SCA's strategy to continue to offer new and improved products for all segments of the incontinence market. The fastest growth is taking place in the segment for milder incontinence problems, in which SCA's Tena Lady is showing sharp growth worldwide. In 2001, sales launched in retail outlets in Mexico, Taiwan, Canada and Germany were well received by both customers and consumers.

BRIEF FACTS, AFH AND INCONTINENCE PRODUCTS

	2001	2000
Net sales, SEK M	19,843	12,667
Operating surplus, SEK M	3,187	1,968
Operating profit, SEK M	2,204	1,515
Gross margin, %	16	16
Operating margin, %	11	12
Volume trend, % [1]	45.3	6.9
Average no. of employees	7,048	3,811

[1] Compared with corresponding period previous year.

BABY DIAPERS

Market

The European market for baby diapers is valued at SEK 33 billion. Open diapers are growing about 2% a year in Western Europe, while in Central and Eastern Europe the market is growing 4% a year. The pant diaper segment, which comprises 5% of the market, is showing strong annual growth of 16%. While growth is determined by the number of infants between the ages of 0 and 30 months, in less well-developed markets such as Central and Eastern Europe it is also influenced by the ongoing transition from cloth diapers to disposable diapers.

Retailers' brands comprise a large portion of the market in some countries. In Germany, France, the Netherlands and Switzerland, this portion amounts to 30–50%, whereas in markets such as Italy, the Nordic countries, Central and Eastern Europe, it amounts to only 10% or less. Retailers' brands are growing substantially in Southern Europe, however.

SCA's strategy and market position

SCA is the third-largest player in Europe after Procter&Gamble and Kimberly-Clark, with a market share of 13%. SCA is the largest supplier of quality products for retailers' own brands, which accounts for almost half of SCA's sales. The 1.5 billion baby diapers delivered in 2001 represents a three-fold increase in sales under retailers' own brands over the past four years.

The Libero brand increased its market share to a record level in the Nordic countries, 56%. An ambitious marketing program including prizewinning television commercials and advertisements was a key factor in Libero's success. Another is that since the mid-1990s SCA introduced new production technology, increased the pace of innovation and change marketing strategy, which transformed baby diapers from a declining business into a solidly profitable product area.

Diapers for the smallest infants were improved in fit and comfort. Growth was favorable in the pant diaper segment, where Up&Go has over 50% of the European market. The pant diaper range was increased by the addition of a new size and a new system for easy removal of the used diaper.

In the Nordic countries and Eastern Europe, SCA continues to focus mainly on brand-name products and on the rapidly growing pant diaper segment. SCA plans to further develop its strong position in retailers' brands in the pan-European market.

FEMININE HYGIENE PRODUCTS

Market



The product area consists of sanitary pads, panty liners and tampons, and the world market is valued at SEK 75 billion. In Europe, the distribution is 60% pads and 20% each for panty liners and tampons. The market is fairly stable – however, panty liners show growth of about 7%. Generally, brand loyalty is high among consumers of feminine hygiene products.

SCA's strategy and market position

With 10% of the market, SCA is the third-largest player in Europe after Procter&Gamble and Johnson&Johnson.

Libresse is SCA's umbrella brand within feminine hygiene products, with strong positions in the Nordic countries, the Netherlands, UK and France. Outside Europe, SCA holds a leading position through joint-venture companies in Latin America, South Africa and Australia. Half of SCA's feminine hygiene products are sold through joint-venture companies. During the year, SCA's and Copamex's jointly owned Saba brand became the market leader in Mexico, ahead of brands marketed by Kimberly-Clark and Procter & Gamble.

The launch of Libresse Complete 2in1, the first combined product for sanitary pads and panty liners, was well received by the market. The market introduction of the Libresse String Pantyliner during the year was highly successful in all core markets. In 2002, SCA will launch Libresse Micro, the world's smallest panty liner, for the rapidly growing panty liner segment.

CONSUMER TISSUE

Market


Softis

Every year, the world's manufacturers produce about 14 million tons of consumer tissue, valued at SEK 230 billion, and Europe accounts for 25% of that market. The European market grew 3% in volume and 6% in value in 2001, largely because consumers increasingly demand value-added, high-quality products.

The market is dominated by retailers' own brands, which account for 60% of the volume and 55% of the value in Europe. Certain markets, such as Germany, the Netherlands, France and Spain, have a high percentage of retailers' brands, whereas in others, such as the Nordic countries, brand-name products are dominant.

SCA's strategy and market position

SCA is the market leader in Europe, with 19%, followed by Kimberly-Clark with 18% and Georgia-Pacific with 16%. In brand-name products, SCA has a strong position in Germany and Austria with Zewa, in Scandinavia with Edet, and in the UK with Velvet. SCA is also the largest European supplier of retailers' brands, with strong positions in most markets. SCA's expertise in brand building is utilized in developing cooperation with key customers and supporting them in the development of powerful proprietary brands of their own.

SCA offers increasingly developed products, creating conditions for higher profitability and market shares. New toilet-tissue products were launched in both the brand-name segment and the retail-brand segment. A new household towel concept involving folded single sheets was also launched. The paper is produced with TAD (Through Air Dried) technology and marketed under the Edet and Zewa brands name. SCA entered the fast-growing box segment in hankies, a product that adds convenience for consumers. A new product system was also launched in the facial tissue segment.

BRIEF FACTS, CONSUMER PRODUCTS

(baby diapers, feminine hygiene products and consumer tissue)

	2001	2000
Net sales, SEK M	20,954	18,373
Operating surplus, SEK M	3,445	2,483
Operating profit, SEK M	2,269	1,394
Gross margin, %	16	14
Operating margin, %	11	8
Volume trend, %[1]	1.5	11.1
Average no. of employees	8,021	8,854

[1] Compared with corresponding period previous year.

SCA builds strong brands

Today's consumers have a growing range of brands from which to choose.

Building a long-term brand relationship with the consumer is a complex process and requires investment, not only in advertising, but in everything from product and packaging development to understanding consumer behavior.

There used to be a distinction between brand names and retailers' own brands – that is, private labels – the latter consisting of traditional low-price products attracting minimal brand loyalty. This has changed in the past few years, as retailers' brands have acquired the high quality and brand awareness associated with traditional brand names.

The increasingly international retail chains cooperate with their suppliers in creating brand capital. These are the main reasons behind the growth of the retailers' brands in Europe. A corresponding trend is also discerned in North America.

SCA's brand strategy

SCA has a number of strong regional brands in tissue and fluff products, as well as brands with a truly global reach in incontinence, feminine hygiene products and tissue. The aim is to strengthen these brands to capture the leading positions in the various markets.

As a result of the consolidation and internationalization of the retail sector, particularly in Europe, retailers' own brands have become increasingly significant. SCA's international presence and knowledge of brand-building provides a solid platform for further growth in partnership with customers. Moreover, the company's cooperation with the major international chains, such as Ahold, Carrefour, Aldi and Metro is an opportunity to develop these relationships and in partnership with the customer optimize the entire value chain. Profitability of retailers' brands is fully comparable with own brands since the manufacturer does not incur any marketing expenses.

Brands in different product areas

Within SCA's hygiene products operations, proliferation of retailers' brands is greatest in the consumer market, in product areas corresponding to major household expenses, such as toilet paper and baby diapers. Here, price sensitivity and brand-switching are considerable. The products have a high degree of maturity, and consumers may select from a wide range of brands. SCA commands a leading position as supplier to retailers' brands throughout Europe in tissue and baby diapers.

Products such as sanitary pads, panty liners and incontinence products are less price-sensitive. Accordingly, retailers' brands are much less prevalent in this area. These products depend on quality and function, so there is a high degree of consumer loyalty. The market is also less penetrated and developed. As a result, industrial innovation combined with investment in advertising broadens the market, creating openings for new brand-name products.

RETAILERS' BRANDS, SHARE OF TOTAL MARKET FOR HYGIENE PRODUCTS IN EUROPE


SEK billion
Consumer tissue
AFH tissue
Baby diapers
Feminie hygiene products
Incontinence products
0
2
4
6
8
10
12
Retailers' brands
Total market

Retailers' brands represent a major share of the tissue and baby diaper segments, while traditional brands are totally dominant in the AFH, feminine hygiene and incontinence segments.

BABY DIAPERS – RETAILER'S BRANDS SCA's SALE IN EUROPE


Volume, index
400
350
300
250
200
150
100
97
98
99
00
01

SCA's sales of baby diapers under retailers' brands rose sharply in recent years. (1996=100)

CONSOLIDATION OF THE RETAIL SECTOR (TOP 3)


%
Nordic region
Benelux
France
Great Britain
Spain
Germany
US
Italy
0
20
40
60
80
100

The US has a relatively low level of consolidation within retail trade, but there are major differences nationwide.










Leffe

New, exciting packaging

The acquisition of Tuscarora has turned SCA into a global leader in customized protective packaging.

Key ratios (SEK M)	2001	Group share %	2000
Net sales	29,230	35	24,636
of which, intra-Group	365		341
Operating cash surplus	4,862	32	4,220
Change in working capital	1,074		–448
Current capital expenditures, net	–1,435	41	–1,060
Other operating cash flow changes	–13		9
Operating cash flow	4,488	32	2,721
Operating profit	3,286	31	2,977
Operating margin (%)	11		12
Capital employed	16,288	24	14,237
Return (%)	20		21
Strategic investments			
– plants	580	39	189
– restructuring expenses	306	40	32
– company acquisitions	3,306	25	1,897
Average no. of employees	20,680	49	18,346

Net sales and number of employees	Net sales, SEK M 2001	Net sales, SEK M 2000	Av. no. of employees 2001
Corrugated board[1]	24,887	19,655	18,065
Containerboard	8,378	8,484	2,103
Other, incl. intra-Group deliveries[2]	–4,035	–3,503	512
Total	29,230	24,636	20,680

[1] Including protective packaging.

[2] Refer to page 80 for the actual liner balance.

Produced volumes	2001	2000	Change, %
Corrugated board (Mm^2)	3,859[1]	3,756	3
Kraftliner (000 tons)	678	695	–2
Testliner/fluting (000 tons)	1,727	1,810	–5

[1] Excluding North American acquisitions.

Deliveries	2001	2000	Change, %
Corrugated board (Mm^2)	3,923[1]	3,782	4
Kraftliner (000 tons)	680	680	0
Testliner/fluting (000 tons)	1,730	1,792	–3
of which, intra-Group[2]	1,288	1,210	6

[1] Excluding North American acquisitions.

[2] Pertains to kraftliner/testliner.

Production capacities shown on page 79.



VARIVAX
4826-00
SINGLE DOSE CURRENTLY IN USE
CONTENTS FROZEN OPEN IMMEDIATELY
CONTENTS FROZEN OPEN IMMEDIATELY
CONTENTS FROZEN OPEN IMMEDIATELY
Puffer Hubbard
VARIVAX

Varivax® insulated vaccine shippers manufactured by Tuscarora help facilitate effective cold-chain management of temperature-sensitive products, such as vaccines that the pharmaceutical company Merck provides to physicians and healthcare facilities around the world.

NET SALES AND OPERATING PROFIT



SEK M
SEK M
30,000
25,000
20,000
15,000
10,000
5,000
0
6,000
5,000
4,000
3,000
2,000
1,000
0
97 98 99 00 01
Net sales, SEK M
Operating profit, SEK M

Compared with 2000, operating profit rose 10% to SEK 3,286 M.

OPERATING CASH FLOW



SEK M
5,000
4,000
3,000
2,000
1,000
0
97 98 99 00 01

Operating cash flow amounted to SEK 4,488 M.

KEY MARKET SHARES

	%
Corrugated board, Western Europe	14
Corrugated board, Nordic region	32
Containerboard, Western Europe	14

SCA is also a leader in customized protective packaging.

SCA is Europe's leading producer of corrugated board and containerboard, and the world leader in customized protective packaging. The company provides customer-adapted transport and packaging solutions with emphasis on state-of-the-art design and local service close to customer facilities. These packaging products increase the product's competitiveness and promote increased sales. Transport packaging provides the most effective solution for packing, shipping, storing, protecting and marketing goods along the entire supply chain. SCA also offers service and specialty packaging, displays, shelf consumer packs and high-quality printed micro-fluting boxes used, for example, for more exclusive consumer products such as perfume.

Customers range from food companies to retailers and producers of industrial products. Thirty-five million packaging units are delivered daily from SCA's more than 220 plants in Europe, North America and Asia, for products ranging from washing powder, dishwashing liquid, pharmaceuticals, food products and electronics, to automotive components and other industrial products.

SCA produces containerboard: kraftliner, testliner and fluting. Fresh wood fiber from the Group's own forest resources in Sweden and recycled fiber recovered by SCA's European paper collection facilities and through external procurement are used as raw materials.

During the year, price was assigned priority over volume, which resulted in some production curtailments. Despite this situation, operating profit before goodwill amortization from Packaging rose 10% to SEK 3,286 M, a record level to date.

Market

Primary packaging is intended to be marketed and sold with the product and can comprise, for example, cartons, glass jars and PET bottles. Transport packaging, the segment in which SCA is mainly active, is intended for use in the shipment of goods and the market in Europe is estimated at about SEK 200 billion.

Transport packaging is normally divided into corrugated board, plastic and wood. Corrugated board is the dominant packaging material, with 62% of the market. Transport packaging is projected to grow 3–4% annually during the next five years.

SCA's strategy and market position

SCA's strategy is to be a leading solutions provider to the various supply chains. These needs may be high quality printing, complete logistics and full-service, such as packing of the actual product, special fittings and other logistics services.

SCA focuses on packaging solutions based mainly on corrugated board packaging, since the benefits of the material are substantial. Corrugated board is flexible and easy to shape and design to customer specifications. It weighs little in relation to its strength, is printable and can easily be adapted to different production lines. Corrugated board packaging can be collapsed for shipment and, moreover, it is produced from recyclable resources.

In the area of protective packaging, SCA employs a material-neutral approach. Complex, multi-material packaging solutions offer protection of fragile products during transit and storage.

Strategic investments

In 2001, SCA acquired the North American packaging company Tuscarora, which represented a breakthrough in the American market. Tuscarora primarily specializes in customized, interior protective packaging.

SCA acquired two more American protective packaging companies – RPA in Ohio and Insulated Shipping Containers (ISC) in Arizona. RPA operates primarily in the high-tech and telecom sectors while ISC is orientated toward the pharmaceutical industry producing insulated containers for transporting temperature-sensitive products, the so-called Cold Chain segment. SCA also acquired business interests in the US protective packaging company Marko Foam Products.

THE EUROPEAN PACKAGING MARKET


Other 6%
Transport packaging 21%
Primary packaging 73%

SCA is mainly active in the transport packaging segment, which accounts for 21% of the market.

TRANSPORT PACKAGING (TYPES OF MATERIAL) IN EUROPE


Other 9%
Wood 10%
Plastic 17%
Corrugated board 62%
Solid board 2%

Corrugated board is the most common transport packaging material. It is also SCA's predominant packaging material, although protective packaging is produced in several different materials.

SCA's PRODUCT PORTFOLIO


Merchants/Services 11%
Heavy Duty 4%
Cushioning/ Protective 12%
Conventional 61%
Consumer/ Display 12%

Conventional packaging continues to dominate the product portfolio, but SCA's ambition is to expand in the other value-added segments.

During the year, SCA expanded in Europe by purchasing two French packaging companies. Anjou Emballages produces standard packaging and offers specialized service to customers in the industrial segment, including plastic packaging. Cartonnages Industriels Méhunois (CIM) focuses more on consumer products. SCA also acquired Finnish packaging company Pakkausjaloste, consisting of four conversion plants dispersed throughout Finland, enhancing its previous Finnish operations.

During the year, SCA increased its ownership in Singapore-based Central Package Group from 32% to 48%.

SCA also signed a cooperation agreement with the Swedish packaging company, Nefab, for strategic cooperation within the industrial packaging sector.

After the close of the fiscal year, SCA acquired the US protective-packaging companies Polyfoam Packers and Mid-Lands Chemical Company.

CORRUGATED BOARD

Market

The European corrugated board market is valued at approximately SEK 150 billion. Shipments in Western Europe increased 0.5% during the year, which was in line with the economic growth. The market is driven by the overall economic situation and by private consumption. A strong increase in demand is occurring in China and Southeast Asia, in pace with the region's economic activity.

Certain segments grow faster than the corrugated board market as a whole. Over the past five years, industrial packaging has had an average annual growth of 3–4%, microflute (for example, perfume packaging) has grown 5.5%, and display packaging, 3.5%.

Packaging customers demand fast and reliable delivery, which means that packaging must be produced locally, near the customers' own facilities. In addition to product protection, packaging must be optimally designed for storage, transportation and the marketing of products.

Packaging customers often need complete logistics solutions from their packaging suppliers, by which the packaging provider analyzes the customer's needs along the total supply chain to the final consumer.

The corrugated board industry in Europe comprises more than 500 companies and the five largest companies hold nearly 46% of the market.

The consolidation of the industry has enhanced the industry's ability to respond to customer development and increase profitability. A continuation of this process was noted in 2001



SCA is largest in Europe in display packaging, with a market share of 18%.

– for example, in Kappa Packaging's purchase of AssiDomän's packaging operations.

SCA's strategy and market position

SCA is Europe's largest corrugated board supplier with a market share of 14%. SCA offers its customers "more than a box." By understanding the needs, requirements and trends of corrugated packaging throughout the supply chain, SCA adds value for manufacturers, retailers and consumers. SCA intends to increase the pro-

DEMAND FOR CORRUGATED BOARD BY END-USER IN EUROPE



Other 10%
Food products, processed 16%
Beverages 9%
Business-to-business 29%
Fresh food products 16%
Consumer durables 14%
Other nondurable goods 6%

Food packaging in various forms represents nearly half the end-uses of corrugated board packaging.

ANNUAL PER CAPITA CONSUMPTION CORRUGATED BOARD



kg/capita
120
100
80
60
40
20
0
US
Japan
Western Europe
Oceania
Latin America
Rest of Asia
Eastern Europe

The prosperity and GDP of a country is closely linked to the consumption of corrugated board.

portion of products in the value-added segments, expand its variety of packaging and increase service.

SCA is actively engaged in the ongoing consolidation process and has secured strong positions in most Western European markets. The goal in Europe is to increase market share to 20–25%. This will be accomplished primarily through acquisitions.

SCA is focusing its expansion on two fast-growing segments of the market, namely packaging for industrial goods and specialty products. Packaging for industrial goods can include boxes for bulk chemical products to valuable automotive parts. Packaging for specialty products includes mainly "point of sale" packaging units for products as diverse as mobile phones, consumer electronics, household products, washing tablets, wines and liquors, or perfumes.

Customer-adapted fittings inside the packaging can help the customer achieve major savings in time and costs throughout the supply chain.

During 2001, a number of e-commerce services were developed and installed to improve service to customers. "Smart by SCA®" is an example of an improvement in production planning through the integration of SCA's and customers' computer systems. These programs make possible considerable cost savings, while optimizing deliveries and minimizing inventory levels at the same time.

PROTECTIVE PACKAGING



Market

Protective packaging solutions protect fragile products from shock and other external impacts. Molded foam plastic materials used in the production of packaging are EPS (expanded polystyrene), EPP (expanded polypropylene) and EPE (expanded polyethylene). Corrugated board, molded pulp packaging and wood are also used singularly or in combination with molded or die-cut foam plastics. Customers are primarily manufacturers of industrial and consumer products, such as home electronics, automobiles and pharmaceuticals. The protective packaging market in the US is estimated at SEK 10–20 billion annually. During the past 5–10 years, the market for protective packaging has grown by an average of 6–8% per year.

Approximately 700 companies are expected to offer various types of protective packaging in the US. Most of them are smaller companies that focus on a specific type of protective packaging solution or customer segment. Larger packaging companies in both transport and consumer packaging offer certain types of protective packaging. The market is highly fragmented and SCA is leading the restructuring of the market. Competitors are small companies on local markets.

SCA's strategy and market position

The acquisition of Tuscarora made SCA a global leader in customized protective packaging. SCA intends to continue expansion in this area. With its expertise, North American network and established list of large, global customers, Tuscarora enables SCA to offer protective packaging solutions to customers worldwide.

SCA sells protective packaging for about SEK 4.5 billion and most sales take place in North America. Several SCA units in Europe and Asia also offer protective packaging solutions.

The high-tech sector accounts for 28% of SCA's sales of protective packaging in North America. Consumer electronics, the automotive industry and appliances are key customer segments, with 17%, 15% and 13% of sales, respectively. The pharmaceutical sector accounted for 10% of sales during 2001, but this share is expected to increase to 20% in 2002 as a result of the acquisitions carried

CORRUGATED BOARD COMPETITORS – WESTERN EUROPE (production capacity)


Mm²
SCA
Jefferson Smurfit
Kappa Packaging
International Paper
David S Smith
Mondi
SAICA
Otor
Rossman
Bavernfeind
0
1,000
2,000
3,000
4,000
5,000

SCA is Europe's largest producer of corrugated board.

CONTAINERBOARD COMPETITORS – EUROPE (production capacity)


Thousand metric tons
Jefferson Smurfit
SCA
Kappa Packaging
SAICA
David S Smith
Prinzhorn
Otor
Bauernfeind
M-Real
Emin Leydier
0
500
1,000
1,500
2,000
2,500
3,000

SCA is the second largest producer of containerboard in Europe.

SCA LINERBOARD BALANCE 1997–2001 (incl. associated companies)


Thousand metric tons
3,000
2,000
1,000
0
97
01
Sales
Consumption

SCA moved from being a net seller to a net buyer of containerboard.


Fiber Glass
Products
Made by PPG Industries Fiber Glass bv
Hoogezand, Holland
Chopped Strands



Industrial packaging – the heavy-duty segment – is a prioritized area. Through acquisitions and investments, SCA now has world-class plants and a strong position in Europe.

out. Function, rather than material, is key for SCA in the designing of protective packaging solutions. Molded foam resins and corrugated board are the most common materials, accounting for about 38% and 17% of materials consumption, respectively.

Between 1994 and 2001, Tuscarora's sales rose by an average of 15% per year. Acquisitions of smaller companies accounted for about 40% of this growth.

CONTAINERBOARD

Market



The paper component in corrugated board packaging, containerboard, is a global product that is traded on world markets.

The five largest European producers of containerboard have 43% of the European market.

The supply and price of kraftliner are influenced to a considerable extent by US deliveries to Europe and the Far East, while the price of testliner and fluting is largely affected by the availability and price of recovered paper.

SCA's strategy and market position

SCA is one of Europe's leading producers of containerboard, with two kraftliner mills in Sweden and eight testliner mills elsewhere in Europe. Market share is 14%. SCA produced 2.4 million tons of liner and fluting in 2001, while at the same time in its own corrugated operations consumption of containerboard amounted to 2.3 million tons.

SCA's strategy is to adapt containerboard in line with developments occurring in corrugated board, which means increased demand for paper with better properties, lower weight and high printability. Modernization and investments to improve quality, cost-efficiency or environmental features were made at the mills in Witzenhausen, Germany; Lucca, Italy; De Hoop, the Netherlands; Munksund, Sweden; Argovia, Switzerland and New Hythe, UK. Among other effects, these measures resulted in improved product quality and a rebalancing toward lighter grades and white-top products that are increasingly demanded.

Recovered paper

SCA consumes 3.8 million tons of recovered paper each year, of which 57% is used in the production of testliner, 27% for various paper grades in the hygiene products operations and 16% for production of publication papers.

Collection of various grades of recovered paper is carried out by wholly or partly owned companies in the UK, the Netherlands, Sweden, Austria, Italy and Turkey. The collection volume in these companies amounts to about 3.7 million tons, of which 2.2 million tons is consumed in SCA's plants. In addition, SCA purchases 1.6 million tons of recovered paper through external contracts.






Strong perform despite de

Strong cash flow and earnings, particularly from the publication papers business.

Key ratios (SEK M)	2001	Group share %	2000
Net sales	13,556	16	12,876
of which, intra-Group	1,958		1,899
Operating cash surplus	4,184	27	3,759
Change in working capital	−186		−15
Current capital expenditures, net	−875	25	−509
Other operating cash flow changes	−13		−82
Operating cash flow	3,110	22	3,153
Operating profit	2,976	28	2,720
Operating margin (%)	22		21
Capital employed	13,544	20	13,331
Return (%)	20		20
Strategic investments			
– plants	340	23	41
– restructuring expenses	13	2	–
– company acquisitions	206	2	550
Average no. of employees	3,608	9	3,658

Net sales and number of employees	Net sales, SEK M 2001	Net sales, SEK M 2000	Av. no. of employees 2001*
Publication papers	7,850	7,243	1,843
of which, intra-Group		−86	
Pulp, timber and solid wood products	7,209	7,227	1,519
of which, intra-Group	−1,503	−1,508	
Total	13,556	12,876	3,362

* Excluding staff functions.

Produced volumes, tons	2001	2000	Change, %
Newsprint*	539,000	543,000	−1
SC paper	327,000	322,000	2
LWC paper	382,000	421,000	−9

* Including SCA's share in Aylesford Newsprint Ltd (50%).

Deliveries, tons	2001	2000	Change, %
Newsprint*	524,000	546,000	−4
SC paper	322,000	322,000	–
LWC paper	374,000	425,000	−12

* Including SCA's share in Aylesford Newsprint Ltd (50%).

Solid wood products	2001	2000	Change, %
Produced volume, m^3	651,000	654,000	0
Deliveries, m^3	656,000	647,000	1

Wood consumption and fellings, million m^3 fub	2001	2000
Consumption		
– SCA's Swedish units	5.9	6.0
Fellings		
– on own forestland	3.5	3.8
– as a % of wood consumption	59	64

Production capacities shown on page 79.


ance
clining market

Demand for newsprint was strong in early 2001, but the weakening economy also reduced advertising and consequently demand for newsprint, however, from a high level.

NET SALES AND OPERATING PROFIT


SEK M
SEK M
15,000
12,500
10,000
7,500
5,000
2,500
0
3,000
2,500
2,000
1,500
1,000
500
0
97 98 99 00 01
Net sales, SEK M
Operating profit, SEK M

Operating profit rose 9% to SEK 2,976 M.

OPERATING CASH FLOW


SEK M
3,500
3,000
2,500
2,000
1,500
1,000
500
0
97 98 99 00 01

Operating cash flow remained strong and amounted to SEK 3,110 M.

KEY MARKET SHARES

	%
Newsprint, Western Europe	7
SC paper, Western Europe	8
LWC paper, Western Europe	5
Total publication papers, Western Europe	6

Forest Products produces and sells publication papers, pulp and solid wood products, supplies SCA's Swedish units with wood raw materials and is responsible for the Group's transport and logistics. The operations cover the entire chain, from raw material to the end-product at the customer.

SCA's forest holdings secure the supply of raw materials to its industries in northern Sweden, which in turn supply SCA's packaging and hygiene products operations with liner and pulp, respectively. SCA's production of publication paper in Sweden is supplemented by the operations in Laakirchen in Austria and the partly-owned Aylesford mill in the UK. Combined, these units have a volume and breadth of product range that make SCA a competitive producer of publication papers. As a result of consolidation among customers, a paper producer must be able to meet demands for volume and product range.

SCA's forest products focus on the highest quality segments of their respective areas, and these operations form the backbone of the SCA Group's fiber-related expertise. They are also a major generator of cash flow, from both the publication papers business and the forest business, the latter having generated an average of SEK 700 M a year over the past ten years.

The year began with strong demand for all publication paper grades and favorable prices. During the year, the market was affected by a decline in the economy and reduced advertising. However, overall, Forest Products operating profit rose 9% to SEK 2,976 M.

Strategic investments

In Laakirchen, work continues on a new paper machine. The investment is in line with schedule and budget, and the new machine will be placed in operation in June 2002. The new machine will increase capacity by 150,000 tons of SC paper a year, particularly SC paper for offset printing in the higher quality segment. This will make SCA's total range of publication papers more complete, and the level of service to the large publishing companies that form the most important customer category can be increased.

The coating plant at the Ortviken paper mill was modernized, which improved the quality of the LWC paper produced, and the drying capacity was increased at the Östrand pulp plant, which improved internal pulp supply.

In 2000, SCA and Graninge AB joined forces to form the Scaninge Timber forest and sawmill company. Combined, SCA and the part-owned company Scaninge form Sweden's largest sawmill group, with the potential to become a leading player in the European market for solid wood products.





PUBLICATION PAPERS

Market

The market for publication papers in Europe is valued at slightly more than SEK 100 billion. Newsprint accounts for approximately 40%, while other uncoated and coated publication papers account for the remainder. The customers are publishing houses with their own printing plants, which are often combined with external printing, and printing plants that work solely with external assignments. The general trend is that the publishing houses are increasingly outsourcing printing to external suppliers.

Magazines and daily newspapers depend on advertising revenues. The volume of advertising is linked strongly to the state of the economy.

The publication paper market in Europe is well consolidated. The five largest companies account for 82% of deliveries. A significant step toward further consolidation was taken when UPM-Kymmene and Norske Skog



For magazine paper grades – LWC and SC paper – SCA focuses mainly on publishing houses and magazine printers. Publishers often want a high and specific quality of paper for a certain magazine, which strengthens the bond between supplier and customer.

SCA's PRODUCT PORTFOLIO



Other 7%
Newsprint 21%
Pulp12%
Timber 15%
LWC paper 20%
Solid wood products 9%
SC paper 16%

Publication paper accounts for 57% of Forest Products' sales.

PUBLICATION PAPERS COMPETITORS – EUROPE



Thousand tons
UPM-Kymmene
Stora Enso
Norske Skog
M-real/ Myllykoski
Holmen
SCA
Burgo
Palm
Bridgewater
SAPPI
0
2.000
4.000
6.000
8.000

SCA is not among the largest players in publication papers, but focuses on product quality, cost-efficient production and efficient logistics. Figures show the companies' capacity in Europe.

GLOBAL CONSOLIDATION OF PUBLICATION PAPER MARKET 1990–2000



%
60
50
40
30
20
10
0
-90
-95
-00
Newsprint
LWC paper
SC paper

The diagram shows the market shares of the five largest players. Consolidation is more extensive in Europe than in North America and Asia.

purchased the German publication papers company, Haindl.

A distinct trend in recent years is that capacity additions reflect market growth to a greater extent than previously.

At the beginning of the year, the market for publication papers was strong. However, the market for coated publication paper, LWC, showed early signs of weakening as a result of the decline in advertising. Demand for newsprint was very high at the beginning of the year, but subsided during the second half due to the slump in the economy and reduced advertising. While demand for SC papers remained stable during the year, the market was affected to some extent by the depressed market for related products such as LWC.

SCA's strategy and market position

SCA concentrates mainly on magazine and newspaper publishers, preferably in Europe, with high demands on product quality and delivery reliability. In many instances, the publisher requests a paper grade that is adapted for the specific publication, which strengthens the bond between supplier and customer. SCA focuses on production efficiency and high quality, rather than on market share. This strategy has made SCA one of the most profitable suppliers of publication papers in Europe.

SCA's product development is oriented toward meeting the specific demands of different categories of customers. Development work is conducted in cooperation with customers, as well as with manufacturers of printing presses, printing ink and other key components of the printing process. SCA regularly launches of new, improved publication paper products.

Over a succession of years, the Ortviken paper mill has succeeded in improving its productivity and increasing its production, without any significant investment. In the UK, Aylesford Newsprint produces newsprint from 100% recovered paper.

SCA continued to develop the system for Internet-based business communications used by the leading paper manufacturers and publishing houses, that provides direct and secure computer-to-computer communications with the customer.

BRIEF FACTS, PUBLICATION PAPERS

	2001	2000
Net sales, SEK M	7,850	7,157
Operating surplus, SEK M	2,585	2,062
Operating profit, SEK M	1,818	1,348
Gross margin, %	33	29
Operating margin, %	23	19
Deliveries, 000 tons	1,220	1,293
Average no. of employees	1,843	1,823

PULP, TIMBER AND SOLID WOOD PRODUCTS

Market

The market for bleached softwood kraft pulp (NBSK) in Western Europe amounts to 5.6 million tons, while the corresponding figure for bleached hardwood kraft pulp (NBHK) is 2.3 million tons. The largest customers are non-integrated producers of paper and hygiene products. Volumes delivered between continents are sufficiently large that price differences in different regions quickly disappear.

The year 2001 was marked by weak demand for kraft pulp and price pressure. Among other factors, this was primarily an effect of the weak demand among producers of fine papers, which comprise the largest pulp-customer group in terms of volume.

The Western European market for solid wood products amounts to slightly more than SEK 100 billion, or 75 million cubic meters, annually. Consumption during 2001 declined slightly but as a result of lower supply, due mainly to production curtailments by major Finnish producers, the supply and demand balance improved somewhat. The European sawmill industry is dominated by a large number of small and midsize mills. Combined, the five largest account for about 20% of the market. Despite demand historically being relatively favorable, prices and profitability have been restrained by high production and large supply.

Major customer groups are wood-processing companies and joineries as well as building-product wholesalers and building-supply centers that demand increased adaptation and product specialization.

Competition from such alternative construction and joinery materials as plastics and steel is severe. However, in certain markets, such as the Nordic countries and Japan, the percentage of wood used in the construction sector is increasing at the expense of steel and concrete.

SCA's strategy and market position

The chain leading from the forest, via the sawmill and pulp manufacture, to publication papers offers considerable opportunities to take advantage of synergies. SCA's vast forest holdings generate raw material that is suitable, to varying degrees, for wood, pulp and paper products. The sawmills generate significant amounts of pulp feedstock, and the pulp is a key ingredient in paper manufacture.

SCA produces totally chlorine-free (TCF) bleached kraft pulp at one plant, the Östrand pulp plant. A large amount of the plant's production is used for SCA's own manufacturing of publication papers and hygiene products. Product development at Östrand has focused on adapting the pulp grades produced to the finished products for which they are intended as closely as possible. Östrand is a cost-efficient plant: despite price pressure during the year, Östrand reported a positive operating profit every month of the year.

In 2001, SCA continued to develop its sawmill business. The Nordic countries and the rest of Western Europe, together with Japan, are SCA's principal markets for solid wood products. SCA's production focuses mainly on visible wood, that is, wood products for the manufacture of furniture, joinery products, panel and other interior furnishings and fixtures.

An increasing portion of production, 53% (43), consists of products that are directly adapted for further processing for a specific product made by a specific customer. The newly built Munksund sawmill, which continues to develop its product program and productivity, appears to be one of Sweden's most successful sawmill projects. A system of subcontractors and wood-processing companies is forming around the Munksund sawmill, using Munksund as a base from which to develop refined products and components for niche markets. The Tunadal sawmill continued to develop its production and productivity.

Scaninge has developed a business with the world's largest purchaser of solid wood products, Home Depot, whereby Scaninge is responsible for furnishing a continuous supply of certain products to Home Depot outlets. Combined, SCA and Scaninge possess the resources to further develop this type of business relationship.

The coordination of SCA's and Scaninge's forest management activities and timber supply further strengthened SCA's ability to cost-effectively maintain raw material supply to Scaninge and the Group's industries in northern Sweden.

Rationalization and efficiency improvements in felling and silviculture continue to hold costs at a low level. The cost for felling a cubic meter of timber today is at the same level as at the end of the 1970s, calculated in current prices.

SCA's transport and logistics operations continued to develop favorably. System shipments of SCA Transforest increased to a level where the systems' three vessels, which were specially built to efficiently ship SCA's products, could no longer meet the capacity requirements. All vessels were therefore extended, increasing their transport capacity by 17% or 120,000 tons a year and reducing their fuel consumption in absolute terms. This resulted in a considerable reduction in transport cost per ton, and a significant environmental improvement in that emissions per ton of seaborne product have been reduced, and much of the cargo that would have been shipped by truck can now be accommodated on the ships.

BRIEF FACTS, PULP, TIMBER AND SOLID WOOD PRODUCTS

	2001	2000
Net sales, SEK M	5,706	5,719
Operating surplus, SEK M	1,526	1,696
Operating profit, SEK M	1,158	1,372
Gross margin, %	27	30
Operating margin, %	20	24
Deliveries, solid wood products, km³	656	647
Average no. of employees	1,519	1,519



SCA's production of solid wood products focuses mainly on visible wood.

IT

promotes cost-effective growth



IT threads through SCA's operations like a nerve system. IT systems are used throughout the production chain, from the development stage to the final product.

One of the most important parts of SCA's IT infrastructure is the Group-wide data network, SCA Global Network. Due to this infrastructure, SCA employees can always reach each other – by voice, video or data system. In 2001, videoconferencing replaced more than 500 international meetings, which freed up travel time for other work and reduced costs.

Harmonized business systems

The IT structure is a key factor in corporate acquisitions, since standardized business systems mean that new companies can be integrated in an efficient manner. SCA decided to use standard systems from SAP in 1998. Since then, such systems have been installed in about 100 companies.

During the year, SCA installed a large number of new business systems based on the mySAP.com platform. Synergy effects were achieved in the project implementation by using a set of SCA business specific templates. Using a team of SCA's own system experts to perform the installations in all the business areas created further synergistic effects.

IT security

In response to the increasing complexity of computer systems, SCA has undertaken measures to protect the Company's information assets such as computer centers, personal computers, data networks and Internet connections.

E-mail has become a key channel of communications, which is frequently subjected to computer virus attacks. A few years ago, SCA established a transport system that handles all e-mail traffic. This system permits efficient transmission of e-mail and effective filtering of undesirable messages. This has helped the company minimize unwelcome e-mail (spam) and computer viruses.

Most SCA Web services are operated from a well-protected in-house Web hosting service, based in Sweden. This helps to control and avoid Internet-related sabotage. Coordination is also a cost-effective solution.

E-commerce

For SCA, e-commerce is an important link to the customer. SCA uses the Internet and related technologies through the supply chain, from production to consumption. About 65% of SCA's orders from retail customers are placed through e-commerce. The dominant technology is EDI (Electronic Data Interchange). The Internet and the Web are also increasingly becoming a significant order transaction medium.

SCA introduced logistics solutions that link SCA's own systems with the customer's EDA (Electronic Data Access) – for example, responsibility for certain customers' inventories via computer systems. For example, when the number of diaper packages or corrugated board boxes in a store falls below a certain level, a restocking notice is sent automatically.

SCA has several customer applications that make it possible for SCA's product developers to communicate and cooperate with the customers directly via the Internet. This generates considerable time and cost-savings for both customers and SCA.

SCA participates in a number of cooperative e-commerce projects and marketplaces. For instance, SCA is a member of the GlobalNet-Exchange, the leading electronic marketplace for the international retail industry (www.gnx.com) as well as the Worldwide Retail Exchange (www.worldwideretailexchange.org).

The Internet is also an important tool in communications with customers and shareholders. SCA has a large number of its own websites directed at customers and investors. During the year www.sca.com was chosen as the best financial website in the Nordic region, competing with 700 Nordic companies. The number of visitors to www.sca.com has increased substantially in the past few years, and now amounts to 80,000 per month.



R&D

Guarantee for sustainable growth

Approximately 800 persons within the Group are involved with research and development. Most are based in Sundsvall and Göteborg, Sweden and in Mannheim, Germany. Group expenditures during 2001 in research and development amounted to SEK 830 M, of which most within hygiene operations.

All business areas have regional development groups that, through their closeness to customers, can work effectively with customer adaptations and with providing technical support.

Several research programs are conducted through networking and some involve more than one business area, such as fiber recovery, microbiology adn printing technology.

Hygiene Products

An important aspect for the Hygiene Products business area is that research and development is carried out close to the end-products. Accordingly, much of these operations are linked to product launches planned over a three-year cycle.

Much of the applied research in tissue, feminine hygiene and incontinence products is shared, which creates synergies.

In the feminine hygiene products area, extensive efforts have been expended on product renewal. The launch of Libresse Micro, the world's smallest panty liner and the first liner for string panties are two examples of this, more aggressive, strategy.

As world leader in the incontinence field, SCA has had a high rate of product development for many years and is maintaining this pace. An example during 2001 was the launch of the mild incontinence pants Tena Discrete.

The tissue segment within Hygiene Products has successfully launched Tork Comfort, and AFH product based on TAD technology, as well as Tork Multi, a new non-woven product.

Packaging

R&D efforts focus on the end-product in the value chain, which is exemplified by work with integrating new, for example IT-based functions in SCA's packaging. Within the Interactive Displays Project, the goal is to create moving images directly on the surface of the packaging. In parallel, projects are being carried out to increase productivity, particularly within containerboard, as well as in the converting process.

Forest Products

Within Forest Products, resources have been increasingly focused in recent years on two areas – runnability and product properties. Crystal, an improved newsprint grade from Ortviken, is an example of efficient and goal-oriented product development.

In conjunction with new investments in a paper machine at Laakirchen in Austria, the local development group is collaborating with personnel from Sundsvall, Sweden. Work is focusing on creating the conditions for ensuring the high quality of future publication papers.

Networking

Since the Group's combined R&D resources, and consequently the research responsibility, was distributed to the various business areas, a number of research programs are carried through networks within the Group. Examples are the work with bioactive products, recycled fiber and the wet and dry strength of products.

All research managers meet a number of times annually to review projects and capitalize on potential synergies.

Each year SCA invests about SEK 25 M in research at external universities and institutes, including the large Netherlands Organization for Applied Research (TNO), the Textile Research Institute (TRI) in the US and, in Sweden, the Royal Institute of Technology as well as the Chalmers and Lund universities of technology. The cooperation between SCA and the Mid-Sweden University has been intensified.

Innovation

The number of patent applications submitted is a measure of innovativeness in an industry and in recent years this number has risen sharply. During 2001, SCA applied for 96 patents, predominantly within Hygiene Products. SCA holds a total of more than 4,000 valid patents. There is a system within the Group for idea management, in which the hundreds of ideas submitted during the year are categorized and reviewed in an organized fashion.

Number of patent applications

1997	1998	1999	2000	2001
75	77	60	93	96

Environmental and social responsibility

A sustainable society

SCA offers customized, high-quality products, which provide the company with positive and stable profitability. SCA considers that a profitable development of the Group, social aspects and environmental concerns are closely linked and interdependent. Environmental efforts are managed and coordinated by an environmental council, with representatives of the most senior Group management and the business areas.

This is a brief summary of SCA's environmental and social programs. More information is provided in the Group's Environmental Report for 2001, which can be ordered by e-mail from creabiz@skynet.be or by fax +32(0)2 347 58 24. The report can also be read/ordered on SCA's website: www.sca.com

Policy

SCA's environmental policy emphasizes the Company's financial, environmental and social responsibilities, as well as its orientation toward sustainable development. The reuse of renewable and recoverable raw materials is key, as is the evaluation of the impact of the Company's products on the environment. Information on SCA's environmental initiatives must be open and easily accessible.

SCA's environmental work has been recognized by a number of fund managers. For the third consecutive year, SCA was included in the Dow Jones Sustainability Group Index, which is based on a global survey that ranks 2,000 companies in 33 countries. Moreover, SCA is also included in the European counterpart of that index, the Dow Jones STOXX Sustainability Index. In these indexes, an assessment is made of the companies' ability to combine financial growth with a successful environmental program in order to create sustainable growth. The companies' sense of responsibility for social issues is also taken into consideration. SCA is also included in several environmental mutual funds.

SCA's products and operations are part of the closed-loop society. A full 95% of SCA's products consist of renewable material such as wood, wood fiber and recycled fiber. A focus on the closed-loop concept in combination with SCA's environmental policy comprise the core of SCA's environmental strategy.

Environmental certification

Certification is perhaps the most important external evaluation of SCA's environmental work. SCA has environmentally certified all its forestry operations in accordance with ISO 14001 (the international standard for environmental management systems) and its management of its own forest holdings in accordance with Forest Stewardship Council (FSC) criteria. As a result, SCA now offers FSC-certified pulp and paper products and solid wood products – products that are increasingly in demand. SCA is basically alone in the world in being able to offer FSC-certified paper products based on totally chlorine-free pulp.

A considerable portion of production processes are certified in accordance with ISO 14001 or registered in accordance with the European Union's eco-management and environmental audit scheme (EMAS).

The closed-loop concept is also a hallmark of SCA's energy utilization. SCA prioritizes the use of renewable energy in the form of biofuels, co-generation of electricity and heat, and the production of electrical power based on piped natural gas. Byproducts of production based on wood and wood fiber are used as biofuel instead of being deposited in landfill as waste. There are currently several projects in the Group that aim to increase the proportion of biofuel in energy production. Three new biofuel-fired boilers in SCA's Swedish operations will reduce the company's oil consumption by slightly more than 50,000 cubic meters a year. These investments form part of SCA's strategy to fulfill its environmental goal of reducing emissions of fossil carbon dioxide, and reduce waste deposited in landfill.

SCA's investments in machinery and plants aim primarily to increase production, improve product properties and reduce production costs. These investments in turn often have beneficial environmental effects. In addition, SCA carries out substantial investment every year to comply with legislation, protect the environment and increase efficiency in its energy consumption. A total of SEK 1.6 billion has been invested over the past five years for this purpose – for example, the aforementioned investments in new biofuel-fired boilers. Every year about SEK 70 M is invested in nature conservation measures applied in forestry activities.

Inventory of production plants to investigate the possible need for



Protecting and safeguarding nature is in everyone's interest. SCA considers work with environmental and social issues as a self-evident and integral element of its operations as well as a prerequisite for profitable development of the Group.

clean-up measures has not revealed any reason to plan for more than limited costs for the Group in the future.

Social responsibility

SCA places great emphasis on social responsibility, and strives to be an attractive employer in all markets in which it operates. Personnel policy stresses health, safety, training and balance between work and leisure time – all of which employees need in order to perform well. The Group has a responsibility to provide a safe and nondiscriminatory work environment. The core of the ethical and social values that steer SCA is the well-being of the employees. Workplace safety is the employers' responsibility and has highest priority at all SCA plants. Over the past few years, SCA has acquired many companies of varying size and background. In several cases, the numbers of accidents and incidents at the acquired units were higher than at SCA's own units. In these acquired companies, SCA has established its safety-oriented approach in combination with standardized safety processes and reliable reporting procedures.

It gradually became clear that a small number of units account for a disproportionately large number of accidents. Therefore, efforts to improve the work environment focused at first on these units. All business areas provide extensive training in safety issues. As a result, the number of accidents and incidents within the SCA Group decreased 50% between 1997 and 2001, while the number of employees increased 24%.

Training

Apart from the regular programs for further education and skill upgrading in the areas of the Group's operations, SCA employees are trained in environmental issues. For several years, SCA Hygiene Products has offered a well-structured training program in environmental issues. SCA Packaging has formed an environmental training network. In 2001 and 2002, approximately 2,000 employees are participating in a newly developed environmental training program. SCA Forest Products trains contractors that fell timber, ensuring that the felling takes place in accordance with the FSC environmental certification system.

Interaction with the community

SCA's business areas are engaged in ongoing, open dialog with various interests such as universities and research teams, NGOs, customers, suppliers, government authorities and financial stakeholders.

Deliberations with organizations representing social and sectoral interests are important as SCA expands globally. SCA also carries on a dialog with organizations such as the World Wildlife Fund, Greenpeace and other environmental organizations in issues concerning biodiversity and forest conservation. SCA maintains contacts with researchers at all levels of education, and actively supports local organizations engaged in not-for-profit recreational and cultural activity.

Human resources

SCA has more than 40,000 employees in some 40 countries throughout the world. It is strategically important to make the best possible use of the potential that lies in the cultural diversity represented by the Group's employees.

This can only happen in a corporate culture where equality, equal treatment and respect for human rights is a natural element. Therefore, SCA endeavors to identify and remove any impediments to the development of such a common, value-based culture. This is a key task for managers and leaders at all levels within SCA.



While the number of employees increases, the proportion of women is still little more than one-fifth of the total, and even less in higher positions.

SCA's management has appointed a task force to develop suggestions as to how efforts to increase equality and equal treatment shall be applied in an effective and value-building manner. While the task force initially consists of women of different nationalities representing different professional categories, the assignment is not gender-specific.

Incentives

SCA believes that well-designed performance-based incentive systems contribute to the Group's growth in value. As from 2001, the Group adopted guidelines whereby essentially all employees are covered by a system containing both short- and long-term components. The short-term objectives are set locally. They are designed so that the individuals affected can have direct influence on them, and they focus on activities that have a positive effect on cash flow.

The short-term component normally amounts to a maximum of 5% of the person's annual pay. The long-term component, which is linked to share performance, is under development, and it is expected to potentially yield 2% of the employee's annual pay.

Pay policy

SCA's overall pay policy is based on the principle of compensating employees with market-level wages, salaries and benefits.

Short-term variable parts of employees' compensation are to be based on performance, and paid in cash. Long-term variable salary is to be linked to SCA's share performance, and payable in shares or options. Over 40% of the employees own shares in SCA, as a result of the ongoing convertible debentures program.

Pay policy is a key element of SCA's personnel policy, and is designed to ensure, in combination with other features, that the Group is perceived as an attractive employer.

To ensure that wages, salaries, other compensation and benefits are competitive overall, and not discriminatory, SCA carries out regular analyses in the countries in which it operates.

EWC – European Works Council

Basically, SCA believes that well-informed employees do well on the job. With this in mind, in 1995 SCA signed an agreement with employee representatives to establish a forum for dialog on a European level regarding issues that cut across national boundaries.

A European Works Council was established for each business area. Such councils regularly meet with the management of the business areas and appoint representatives to SCA's central European Works Council, which deals with Group-wide issues.

The Councils complement the existing local/national structures that form the basis of the Company's dialog with its employees. It is also part of SCA's policy to communicate relevant information to employees and their representatives as early as possible.

The central council has three regular meetings a year. Between such meetings, a working committee meets representatives of Company management three times a year. The councils discuss everything from SCA's earnings trend and strategy to safety and personnel issues.

To improve and streamline communications, SCA invests considerable resources in language training for the members who come from 14 countries. This facilitates communication both during and between meetings of employee representatives and management. Experience shows that the European Works Councils are an important channel of communication with the employees of the Group.

Refer to Note 24 pages 62–63 for more information about the employees.

Financial risk management

ORGANIZATION AND ACTIVITIES

SCA's financial activities are centralized to capitalize on economies of scale and synergy effects in the financial sector and to minimize management risks. Financial activities are coordinated by the two subsidiaries AB SCA Finans and SCA Coordination Center N.V. These companies manage external financial transactions and operate as the Group's in-house banks for financial transactions in foreign currency and interest markets. The Group's financial policy constitutes a framework of guidelines and regulations for the management of financial risks and financial activities in general. Each business area has also formulated its own financial policy in accordance with the SCA Group's general policy.

CURRENCY RISKS

Transaction exposure

Transaction exposure, defined as the commercial currency flow after net calculations of counterflows in the same currencies, amounts to SEK 8,451 M annually. The most important individual currency relations are SEK against EUR and GBP (see table below).
SCA applies a decentralized system to manage the Group's transaction exposure, whereby each business area selects the most appropriate strategy for its subsidiaries within a centrally stipulated framework. A minimum requirement calls for the hedging of booked accounts receivable and accounts payable. Centrally, there is a mandate to deviate from the subsidiaries' positions within established risk limits.

During 2001, flows representing a maximum of 8.5 months and a minimum of 5.2 months were hedged against SEK. At year-end, flows representing 5.7 months were hedged, corresponding to a volume of SEK 4,026 M.

Foreign assets

Capital employed in foreign currencies at 31 December 2001 amounted to SEK 58,240 M. The distribution between different currencies is shown in the table below.

In accordance with SCA's policy for financing of foreign assets, capital employed is matched by borrowings and forward contracts so that the booked debt/equity ratio is unaffected by foreign exchange rate fluctuations. In combination with this policy, SCA strives to optimize capital structure based on the Group's tax situation in each country, which means that a higher debt/equity ratio is selected in certain countries. Overall, this means that, based on present currency distribution and debt/equity ratio, about 47% of the foreign capital employed must be matched.

On 31 December 2001, foreign assets were matched by loans in foreign currencies corresponding to SEK 28,620 M, equivalent to a matching ratio of 50%. During the year, the acquisitions in the US were financed in USD in full, while a correspondingly lower matching was applied to EUR, which was also the case at 31 December 2001 (see table below).

Certain countries in which SCA has investments are characterized by high inflation or other economic instability (see Accounting principles, page 53). Capital employed in these countries at year-end 2001 amounted to SEK 1,132 M, corresponding to 2% of the Group's total capital employed. The geographic distribution of capital employed is shown in the table below.

Long-term currency sensitivity

The distribution of SCA's net sales and operating costs among different currencies shows the Group's long-term currency sensitivity. With the exception of SEK, SCA maintains a balance between revenues and expenses in all major currencies.

SCA Group earnings are also affected indirectly by changes in foreign exchange rates for USD, CAD and EUR, since forest industry companies in North America and Finland are major exporters.

CURRENCY EXPOSURE

Currency	Transaction flows, SEK M	Capital employed, SEK M	Net debt, SEK M
EUR	3,682	24,595	5,134
GBP	2,035	12,567	5,909
DKK	731	2,482	2,107
USD	112	14,210	14,179
Other	1,891	4,386	1,290
SEK	–8,451	12,341	–4,758
Total	**0**	**70,581**	**23,861**

CAPITAL EMPLOYED – GEOGRAPHICAL DISTRIBUTION

Region	Capital employed, SEK M	Share %
Western Europe	52,580	75
North America	13,752	19
Total	**66,332**	**94**
Central Europe + Russia	1,599	2
Asia	950	1
South America	1,257	2
Others	443	1
Total	**4,249**	**6**
Total capital employed	**70,581**	**100**

NET SALES AND OPERATING EXPENSES PER CURRENCY

	Net sales, %	Operating expenses, %
EUR	48	45
GBP	16	13
SEK	8	17
USD	15	16
DKK	4	3
NOK	2	0
Other	7	6
Total	**100**	**100**

INTEREST-RATE RISKS

Interest-rate fluctuations have a direct impact on SCA's consolidated earnings due to changes in net interest, but there is also an indirect effect as a result of the impact of interest levels on the economy as a whole. SCA's policy is to maintain a short fixed-interest term, since the company believes this approach leads to lower borrowing costs in the long term.

Management of the Group's interest-rate exposure is a centralized function, whereby the central treasury organization is responsible for identifying and managing this exposure. During 2001, the average fixed-interest term was approximately 3 months. At year-end the fixed interest term was 3.2 months.

REFINANCING RISKS AND LIQUIDITY

At 31 December 2001, gross debt amounted to SEK 27,746 M. After the addition of pension liabilities and deduction for liquid funds, interest-bearing receivables and capital investment shares, net debt was SEK 23,861 M.

Liquidity risk is defined as the risk of being unable to meet payment commitments as a result of inadequate liquidity or difficulties in obtaining credit from external sources.

SCA applies a centralized approach to management of Group financing, whereby the basic principle is that all external financing is carried in the central companies, AB SCA Finans and SCA Coordination Center NV. However, there will always be external loans in other subsidiaries such as debt in acquired companies, utilization of overdraft facilities at subsidiaries or loans in countries with rules or taxes that make central borrowing impossible or uneconomic. At 31 December 2001, debt in these subsidiaries in relation to the Group's consolidated gross debt was 13%.

The aim is that centrally available liquid funds and committed credit facilities should amount to at least 10% of the Group's projected annual sales, and that average maturity for the Group's gross debt should exceed three years.

At year-end, the average maturity amounted to 3.3 years. Liquid funds and unutilized committed credit facilities amounted to SEK 10,104 M at year-end, corresponding to 12% of Group sales in 2001. Confirmed credit facilities accounted for SEK 7,915 M of this amount.

Most of SCA's medium-term refinancing requirements are covered by syndicated bank loans. During 2001, a five-year syndicated bank loan amounting to EUR 750 M (SEK 7,062 M) was secured for refinancing of matured loans. With this loan, SCA currently has three syndicated bank loans outstanding. The other two are one loan of EUR 1,022 M (SEK 9,622 M) due in 2003, and one totaling EUR 700 M (SEK 6,591 M) due in May 2006.

For the issue of long- and medium-term bonds, SCA has a Swedish medium-term note (MTN) program with a framework amount of SEK 2,000 M. At the beginning of 2002, SCA intends to establish a Euro MTN program with a framework amount of EUR 1,500 M (SEK 14,123 M) to also be able to effectively utilize the European corporate bond market.

During the year, a project was carried out to securitize accounts receivable in certain subsidiaries. The aim was to diversify the Group's financing sources at competitive pricing. The framework amount of the facility, which is contracted through June 2006, is EUR 140 M (SEK 1,318 M). At 31 December 2001, EUR 134 M (SEK 1,263 M) outstanding.

SCA's short-term borrowing consists of a Swedish commercial paper program totaling SEK 10,000 M, a Belgian commercial paper program with a framework credit line of EUR 400 M (SEK 3,766 M) and a Polish program amounting to PLN 200 M (SEK 538 M).

Rating

SCA has a long-term rating of A3/A– and a short-term rating of P2/A2 from Moody's and Standard & Poor's, respectively, and a short-term Standard & Poor's K1 rating in Sweden.

CREDIT RISKS

Financial risk management exposes SCA to credit risks. This exposure arises mainly through claims on banks attributable to derivative instruments. Special counterparty rules stipulate maximum credit risks allowed against various counterparties.

Credit exposure in derivative instruments is defined as the market value plus an additional amount based on credit risk factors that reflect the risk of increased exposure to foreign currency and interest-rate fluctuations.

SCA applies ISDA Master Agreements that permit net calculation of receivables and liabilities in countries where such applications are permissible.

At 31 December 2001, credit exposure in derivative instruments amounted to SEK 4,895 M.

RISK MANAGEMENT AND INSURANCE

The Risk Management department of SCA aims to minimize the total cost of insurable risk and to find optimal insurance solutions for financing those risks. This is partly achieved by continuous development and improvement of loss prevention measures, partly by the development of Group-wide insurance solutions. The Group's two captive insurance companies play an important role in this.

REDEMPTION STRUCTURE FOR INTEREST-BEARING DEBT

Year	SEK M
2002	4,814
2003	6,184
2004	2,719
2005	3,028
2006	9,335
2007–	1,666
Total	**27,746**

The average maturity period at year-end was 3.3 years.

Financial review 2001

- Earnings per share improved 14% to SEK 24.05.
- Higher operating profit in all business areas: Hygiene Products 54%, Packaging 10% and Forest Products 9%.
- Cash flow from current operations, per share, rose 70%.
- Board of Directors proposes a dividend of SEK 8.75. Accordingly, the average growth in dividend during the past five years was maintained at a level of 12% annually.

CONTENTS:

Board of Directors' Report[1]

STRUCTURAL CHANGES

In the beginning of 2001, SCA achieved an important breakthrough in the North American market through acquiring parts of Georgia-Pacific's AFH operations in North America and the NASDAQ-listed packaging company Tuscarora. In conjunction with these acquisitions, an American business area, SCA North America, with head office in Philadelphia, Pennsylvania, was established. In external reporting, the North American operations are included within the Hygiene Products and Packaging business areas.

SCA and Graninge implemented certain changes in the cooperation in the jointly-owned company Scaninge Timber AB. SCA increased its equity share from 40.6% to 59.4%, but voting rights in the company remained unchanged at 50%. SCA holds the option to acquire Graninge's shares within a seven-year period. SCA contractually took over responsibility for forest management on Scaninge's land, as a result of which coordination of timber supply can be increased.

INVESTMENTS AND ACQUISITIONS

Net current capital expenditures in property, plant and equipment during the year amounted to SEK 3,479 M, while strategic investments totaled SEK 1,469 M. The SEK 549 M in strategic investments within Hygiene Products were mainly in the incontinence area. Packaging invested SEK 580 M, including a new plant in Värnamo, Sweden, and rebuild of a paper machine in De Hoop, the Netherlands. A total of SEK 340 M was invested in Forest Products, including buildings for a paper machine in Laakirchen amounting to SEK 325 M. The machine portion of this investment, amounting to about SEK 1,500 M, is being financed through an operating lease agreement.

Company acquisitions totaling SEK 13,286 M were carried out during the year. They included the two aforementioned acquisitions in North America totaling USD 1,150 M, or SEK 11,309 M. In North America, a series of complementary acquisition were made in the packaging operations, including RPA, ISC and Marko Foam Products. At the end of the year the tissue company Encore Paper Company was acquired for USD 92 M, or SEK 969 M. In addition, acquisitions also included three smaller purchases in Europe in the Packaging business area – Cartonnages Industriels Méhunois (CIM) and Anjou Emballages in France and Pakkausjaloste in Finland – for a total consideration of about SEK 270 M.

NET SALES AND EARNINGS[2]

Earnings per share increased 14% and amounted to SEK 24.05 (21.09), corresponding to net earnings after tax of SEK 5,587 M (4,917). Acquired operations improved earnings per share by about SEK 1, of which the North American acquisitions (Georgia-Pacific Tissue and Tuscarora) accounted for about SEK 0.90.

Consolidated net sales amounted to SEK 82,380 M (67,157), an increase of 23% compared with the year-earlier period. Of this increase, 13 percentage points are attributable to company acquisitions, while higher sales prices and a changed product mix accounted for 1 percentage point. Currency movements increased consolidated net sales by 9%.

[1] In addition to these pages, the Board of Directors' Report includes the discussions and analyses accompanying the cash flow statement, statement of earnings and balance sheet (pages 47, 49 and 51).

[2] SEK 2,031 M in nonrecurring items was reported in operating profit in 2000, representing the net of the capital gain on the sale of shares in Modo Paper and provisions to restructuring reserves. There are no nonrecurring items in 2001. To achieve comparison between years, the comparable figure for 2000 is reported excluding the nonrecurring items.

Group operating profit amounted to SEK 9,492 M (8,503), an increase of 12%. However, core operations rose 21%, since the Group's share in earnings of Modo Paper, SEK 644 M, is included in the operating profit for 2000. All business areas reported higher operating profit. The operating profit for Hygiene Products amounted to SEK 4,473 M (2,909), an increase of 54%. Packaging reported operating profit of SEK 3,286 M (2,977), an increase of 10%, and operating profit in Forest Products amounted to SEK 2,976 M (2,720), up 9%.

Financial items amounted to an expense of SEK 1,402 M (expense: 1,207). The change was attributable to an average higher net debt and currency effects. Lower interest rates affected earnings positively.

Group earnings after financial items amounted to SEK 8,090 M (7,296), an improvement of 11%. Four percentage points of the increase are due to currency effects which affected Forest Products and Packaging positively.

Operating margin after goodwill amortization amounts to 11.5% (12.7). Eliminating the effect of the share in earnings in Modo Paper, the year-on-year margin for core operations is unchanged (11.5%). Net margin amounted to 6.8% (7.3). If the analysis of the net margin is made with the 2000 pro forma figures without Modo Paper, the comparison is 6.8% (6.6).

Return on shareholders' equity was 13% (14) and return on capital employed was 14% (15).

CASH FLOW

Cash flow from current operations, defined as cash flow before strategic investments and dividends, amounted to SEK 11,249 M (6,652), or SEK 48.38 (28.49) per share, up 70%.

The operating cash surplus rose 24% to SEK 15,410 M (12,383), corresponding to 19% (18) of net sales. During the period, net capital expenditures amounted to SEK 3,479 M (2,245). The change in working capital amounted to SEK 2,467 M (outflow: 1,109) The improvement is attributable to Hygiene Products as well as Packaging. Working capital in the acquired North American operations was reduced to a substantially lower level than the one prevailing at the time of the acquisitions. In addition, a positive effect arose through improved payment terms for certain raw materials. Operating cash flow amounted to SEK 14,206 M (9,005) and free cash flow to SEK 12,021 M (7,614).

Company acquisitions during the period amounted to SEK 13,286 M (2,349) and related mostly to the acquisitions in North America. Strategic capital expenditures in plant and machinery totaled SEK 1,469 M (1,121).

FINANCING

Net debt amounted to SEK 23,861 M, which was SEK 7,981 M higher than at the beginning of the year. The change was mainly attributable to the North American acquisitions and other strategic investments, which created an outflow totaling SEK 15,503 M, a dividend to the shareholders of SEK 1,806 M and currency effects of SEK 3,059 M. This was offset by cash flow from current operations of SEK 11,249 M and the effect of the securitization of accounts receivables carried out earlier in the year, SEK 1,138 M.

The debt/equity ratio amounted to 0.51 (0.39). The interest coverage multiple was 6.8 (7.0), excluding non-recurring items in the preceding year.

EARNINGS ANALYSIS (excluding non-recurring items)

SEK M	01:4	01:3	01:2	01:1	2001	2000
Hygiene Products	1,240	1,200	1,175	858	4,473	2,909
Packaging	777	800	851	858	3,286	2,977
Forest Products	776	710	730	760	2,976	2,720
Share in earnings of Modo Paper	–	–	–	–	–	644
Other	–60	–62	–53	–58	–233	–18
Operating profit before goodwill amortization	**2,733**	**2,648**	**2,703**	**2,418**	**10,502**	**9,232**
Goodwill amortization	–281	–258	–266	–205	–1.010	–729
Operating profit	**2,452**	**2,390**	**2,437**	**2,213**	**9,492**	**8,503**
Financial items	–340	–392	–420	–250	–1.402	–1.207
Earnings after financial items	**2,112**	**1,998**	**2,017**	**1,963**	**8,090**	**7,296**
Taxes	–650	–578	–591	–625	–2.444	–2.333
Minority interest	–10	–15	–19	–15	–59	–46
Net earnings for the year	**1,452**	**1,405**	**1,407**	**1,323**	**5,587**	**4,917**
Earnings per share, SEK	6.26	6.07	6.04	5.68	24.05	21.09

CASH FLOW ANALYSIS

SEK M	01:4	01:3	01:2	01:1	2001	2000
Net sales	21,509	20,793	21,556	18,522	82,380	67,157
Operating cash surplus	4,070	3,909	3,995	3,436	15,410	12,383
% of net sales	*19*	*19*	*19*	*19*	*19*	*18*
Current capital expenditures, net	–1,130	–902	–949	–498	–3,479	–2,245
% of net sales	*5*	*4*	*4*	*3*	*4*	*3*
Change in working capital	1,772	689	775	–769	2,467	–1,109
Other operating cash flow changes	–164	–5	51	–74	–192	–24
Operating cash flow	**4,548**	**3,691**	**3,872**	**2,095**	**14,206**	**9,005**
Tax payment etc[1]	–1,042	–554	–317	–272	–2,185	–1,391
Free cash flow	**3,506**	**3,137**	**3,555**	**1,823**	**12,021**	**7,614**
per share, SEK[2]	*15.11*	*13.52*	*15.26*	*7.81*	*51.70*	*32.61*
Interest payment after taxes	28	–246	–166	–388	–772	–962
Cash flow from current operations	**3,534**	**2,891**	**3,389**	**1,435**	**11,249**	**6,652**
per share, SEK[2]	*15.22*	*12.47*	*14.54*	*6.15*	*48.38*	*28.49*
Strategic investments and divestments, net	–2,524	–547	–1,017	–11,415	–15,503	3,957
Cash flow before dividend	**1,010**	**2,344**	**2,372**	**–9,980**	**–4,254**	**10,609**

[1] Taxes attributable to operating profit.

[2] Adjusted historically taking into account new issues for personnel options purposes of 1.8 million shares in 2001.

HYGIENE PRODUCTS BUSINESS AREA

Net sales amounted to SEK 40,797 M (31,040), an increase of 31% compared with the year-earlier period. Acquired tissue operations in North America accounted for nearly half of the increase. Higher sales prices and a better product mix increased sales by 3%, while organic growth contributed 2%. Currency movements increased net sales by 11%.

Operating profit improved 54% to SEK 4,473 M (2,909). The improvement is attributable to prices and product mix improvements, volume growth and acquisitions. Currency effects affected operating profit negatively by 2%. The adverse effect caused by the increasingly stronger US dollar that affected raw material prices exceeded, therefore, the effect of the weakening of the Swedish krona. Investments in marketing and advertising increased 15%. All product segments improved operating profit.

Consumer Products

Operating profit for Consumer Products rose 63% to SEK 2,269 M (1,394). The improvement was attributable primarily to the full effect of the successive price increases for consumer tissue in the preceding year, a better product mix and lower raw material costs. However, the effect of the lower raw material prices was limited by the dollar trend. Baby diapers and feminine hygiene products posted increased volumes and improved profitability. Operating profit for baby diapers more than doubled.

AFH and Incontinence products

Operating profit attributable to AFH and Incontinence products was 45% higher, compared with the preceding year, and amounted to SEK 2,204 M (1,515). Apart from the North American acquisitions, the improvement in profit was attributable to higher average prices and lower costs of raw materials, within both product areas. The incontinence segment also contributed with a strong volume trend concurrent with increased investments in advertising and marketing.

HYGIENE PRODUCTS

SEK M	01:4	01:3	01:2	01:1	2001	2000
Net sales	10,668	10,580	10,963	8,586	40,797	31,040
Operating surplus	1,863	1,759	1,740	1,270	6,632	4,451
Operating profit	1,240	1,200	1,175	858	4,473	2,909
Operating surplus margin, %	17	17	16	15	16	14
Operating margin, %	12	11	11	10	11	9
Volume growth, %						
– Consumer Products	0.4[1]	–0.3[1]	1.7[1]	–0.5[1]	1.5[2]	11.1[2]
– AFH and Incontinence products	0.5[1]	–7.6[1]	46.4[1]	–0.6[1]	45.3[2]	6.9[2]

[1] Compared with immediately preceding quarter.

[2] Compared with year-earlier period.

PACKAGING BUSINESS AREA

Net sales for the period amounted to SEK 29,230 M (24,636), an increase of 19%. The increase was mainly attributable to acquired companies, 15 percentage points, while price, mix and volume effects reduced net sales by 4%. Currency movements increased sales by 8%.

Operating profit amounted to SEK 3,286 M (2,977), an improvement of 10%. Operating profit was affected favorably by lower raw materials costs and company acquisitions, while higher energy costs and somewhat lower volumes limited the improvement in operating profit. Currency movements increased operating profit by 7%.

Corrugated board packaging

The market for corrugated board packaging has not grown compared with the preceding year, which is due to the sharp decline in the electronics, telecom and automotive industries throughout Europe, particularly in the UK and the Nordic region. The volume trend for SCA's corrugated board operations was somewhat weaker than the market's. Operations in North America was affected adversely by a weakening within the electronics segment, which was partly offset, however, by continued favorable development in the pharmaceuticals segment. Cost-savings and specific efficiency enhancement programs are currently being carried out in the UK, Denmark, Finland, Russia and North America to offset the effects of the weakening economy.

Containerboard

In order to balance demand and inventories, SCA implemented extensive curtailments of kraftliner and testliner during the year.

PACKAGING

SEK M	01:4	01:3	01:2	01:1	2001	2000
Net sales	7,400	7,284	7,659	6,887	29,230	24,636
Operating surplus	1,177	1,199	1,258	1,212	4,846	4,248
Operating profit	777	800	851	858	3,286	2,977
Operating surplus margin, %[1]	16	16	16	18	17	17
Operating margin, %[1]	11	11	11	13	11	12
Production						
– Liner products, 000 tons	567	591	599	648	2,405	2,505
Deliveries						
– Liner products, 000 tons	571	579	615	645	2,410	2,472
– Corrugated board, m^2 millions	956[2]	953[2]	997[2]	1,017	3,923[2]	3,782

[1] Adjusted for external linerboard trading, the margin rises by about 2%.

[2] Volumes do not include the North American acquisitions.

FOREST PRODUCTS BUSINESS AREA

Net sales for the Forest Products business area increased 5% and amounted to SEK 13,556 M (12,876). The increase is attributable to currency movements which increased net sales with 4% as well as higher prices. Net sales in the fourth quarter were affected by increased timber exchanges amounting to about SEK 250 M.

Operating profit amounted to SEK 2,976 M (2,720), an increase of 9%. Operating profit improved for the publication paper operations, mainly due to price increases and currency movements, while lower operating profit was posted for pulp. Operating profit for the business area rose 11% as a result of currency movements.

Publication papers

Operating profit from publication paper operations amounted to SEK 1,818 M (1,348), an increase of 35%. Currency movements and the sales price increases introduced during the first quarter improved operating profit. However, this profit effect was limited by significantly higher costs for chemicals and energy. The market for newsprint and SC paper was in balance with stable prices, while demand for LWC paper weakened. During the period, curtailments occurred, mainly for LWC paper.

Pulp, timber and solid wood products

Operating profit amounted to SEK 1,158 M (1,372), down 16% compared with the preceding year. The decline is attributable to the pulp operations, while forestry and solid wood products operations posted an earnings improvement.

FOREST PRODUCTS

SEK M	01:4	01:3	01:2	01:1	2001	2000
Net sales	3,621	3,257	3,296	3,382	13,556	12,876
Operating surplus	1,068	1,007	1,003	1,033	4,111	3,758
Operating profit	776	710	730	760	2,976	2,720
Operating surplus margin, %	29	31	30	31	30	29
Operating margin, %	21	22	22	22	22	21
Production						
– Publication papers, 000 tons	309	305	318	316	1,248	1,286
– Solid wood products, km³	185	151	161	154	651	654
Deliveries						
– Publication papers, 000 tons	318	307	298	297	1,220	1,293
– Solid wood products, km³	160	152	173	171	656	647

GOODWILL AND OTHER

Consolidated goodwill increased mainly as a result of the acquisitions in North America and amounts to SEK 16,149 M (11,218). Goodwill is amortized over 20 years. Goodwill amortization by business area is presented on page 68.

The "Other operations" line in the report (see page 68) relates to Groupwide expenses as well as financing and insurance activities. The operating result was a loss of SEK 233 M (loss: 18). The result in the preceding year included a gain of SEK 138 M on a leasing transaction. The remaining cost increase is due to higher insurance expenses and increased overhead costs related to the acquisitions in North America.

Operating profit in the preceding year included nonrecurring items amounting to SEK 2,031 M, comprising the net of capital gains on the sale of shares in Modo Paper and allocations to restructuring reserves. There are no nonrecurring items reported this year.

The tax authority in Gothenburg decided in 1998 not to deduct for a capital loss incurred in 1996 in connection with the restructuring of Group operations in France. The decision involves a demand for taxes due amounting to approximately SEK 370 M, plus additional taxes and other charges totaling SEK 100 M. In SCA's opinion, which is supported by independent tax experts, there are no grounds for the authority's decision, which SCA has appealed. Against this background, SCA is not making any provision for the tax authority's claim in the 2001 accounts.

In 1995 the EU Commission started a cartel investigation of most European producers of publication paper. In March 1999 the Commission completed a so-called statement of objections that was issued to the companies that were considered to have breached prevailing competition rules. All of the objections replate to the newsprint area. The statement of objections comprises a total of ten alleged breaches of the EU's competition rules. SCA is affected by five of them. Considering SCA's assessment of the Grop's liability and the uncertainty regarding the result of any court case of this type, SCA does not believe that there is sufficient cause to make any provision with regard to the Commission's future ruling.

ENVIRONMENTAL IMPACT[1]

SCA conducts operations in ten licensed facilities and nine that are required to submit reports in accordance with the environmental code in Swedish legislation. The licensed and "report-required" production in these facilities account for 17% of the Company's net sales.

Seven licenses pertain to the production of pulp and paper. These operations impact on the environment through emissions into the air and water and through solid waste and noise. Three licenses pertain to production of sawn timber. These operations impact on the environment through noise and emissions into the air and water.

The operations that are required to submit reports pertain to production of corrugated boxes (three plants), EPS packaging (three plants), molded pulp packaging (one plant), display packaging (one plant) and fluff products (one plant).

Production of corrugated boxes, EPS packaging, moulded pulp packaging and display packaging affect the external environment through emissions into the air and water, and through solid waste.

Production of fluff products affects the exterior environment through solid waste.

EFFECTS OF CHANGED ACCOUNTING PRINCIPLES

Apart from adapting accounting to the Financial Accounting Standards Council's new recommendation, RR9, regarding income taxes, the Group's accounting principles are unchanged. As a result of the recommendation and its requirements for gross accounting, the Group's provisions for deferred tax increase by SEK 2.0 billion, an increase offset by corresponding write-ups of forest and land assets.[2] In accordance with recommendation RR5, the corresponding change was also made in 2000. In addition, in accordance with prevailing accounting rules, gross accounting was applied regarding the Group's tax liabilities and pension liabilities.

NEW ISSUE

In May 2001, SCA carried out a private placement for cash of a total of 1,800,000 Class C shares to AB Industrivärden's subsidiary Nordinvest AB, in which the subscription price corresponded to the par value of SEK 10.

These shares were acquired by SCA at a price of SEK 10.05 per share. The shares were converted thereafter to B shares and will be used for the transfer to senior executives and key personnel included in the stock options program described on page 63.

SHARE DISTRIBUTION

During the year, 15,839,006 series A shares were converted to series B shares. Consequently, at the end of the year, the proportion of series A shares declined from 26.7% to 19.7%. The conversion of shares occurred at the request of the affected shareholders and pursuant to the conversion clause added to the Articles of Association in 1999.

Calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, the effects of the outstanding convertible debenture and warrant programs amount to a maximum dilution of 0.7%, which was taken into account when calculating earnings per share for the period.

MARKET OUTLOOK

Demand for the Group's products in Europe was relatively favorable during 2001 despite the rather distinctive decline in the general economy. Demand is expected to remain favorable in 2002 for the Group's consumer-oriented products. For other products, depending more on the development in the industrial sector, the demand trend is more difficult to predict.

In North America, the general recession during 2001 had a significant impact on demand for the Group's packaging and tissue products. Prices were also under pressure. However, the incontinence area remained largely unaffected. During the autumn the situation stabilized and a certain, although moderate, recovery occurred during the fourth quarter. Any further weakening is not expected. A potential recovery in the US economy during the year should rapidly improve the demand situation for these product areas.

Raw material costs and energy costs are expected to remain stable in early 2002.

DIVIDEND

An increase in dividend of 13% is proposed to SEK 8.75 (7.75) per share, amounting to SEK 2,016 M. Accordingly, the average dividend growth during the most recent five-year period amounts to 12% annually.

[1] This reported pertains to Sweden and is based on provisions of the Swedish Annual Accounts Act.

[2] SEK 1.2 billion of this amount pertains to gross accounting of deferred tax on write-ups in prior years of forestland and SEK 0.6 billion is attributable to taxation of the appreciation in prior years of other land holdings. The remaining SEK 0.2 billion comprises deferred tax on write-ups during the year of forestland in the amount of SEK 0.7 billion.

Cash flow statement

Consolidated

	2001 SEK M	2001 EUR M[1]	2000 SEK M	2000 EUR M[1]	1999 SEK M	1999 EUR M[1]
OPERATIONS						
Net sales	82,380	8,919	67,157	7,960	64,896	7,371
Operating expenses	–67,012	–7,255	–54,714	–6,485	–53,900	–6,122
Operating surplus	15,368	1,664	12,443	1,475	10,996	1,249
Adjustment for significant non-cash items	42	5	–60	–7	105	12
Operating cash surplus	15,410	1,669	12,383	1,468	11,101	1,261
Changes in						
– Current receivables	1,312	142	–1,177	–139	–1,145	–130
– Inventories	506	55	–437	–52	–323	–37
– Operating liabilities	649	70	505	60	1,242	141
Change in working capital	2,467	267	–1,109	–131	–226	–26
Current capital expenditures, net	–3,479	–377	–2,245	–267	–2,046	–232
Other operating cash flow changes	–192	–21	–24	–3	–122	–14
Operating cash flow	**14,206**	**1,538**	**9,005**	**1,067**	**8,707**	**989**
Financial items	–1,402	–152	–1,207	–143	–1,212	–138
Income taxes paid	–1,722	–186	–993	–118	–951	–108
Other	167	18	–153	–18	196	22
Cash flow from current operations	**11,249**	**1,218**	**6,652**	**788**	**6,740**	**765**
STRATEGIC RESTRUCTURING EXPENSES, INVESTMENTS AND DIVESTMENTS						
Restructuring expenses	–767	–83	–331	–39	–370	–42
Investments in plants	–1,469	–159	–1,121	–133	–2,615	–297
Company acquisitions	–13,286	–1,439	–2,349	–279	–10,400	–1,181
Total strategic investments	–15,522	–1,681	–3,801	–451	–13,385	–1,520
Divestments	19	2	7,758	920	2,885	328
Cash flow from strategic investments and divestments	**–15,503**	**–1,679**	**3,957**	**469**	**–10,500**	**–1,192**
Cash flow before dividend and new issue	**–4,254**	**–461**	**10,609**	**1,257**	**–3,760**	**–427**
Convertible loan, New issue	–	–	15	2	4,579	520
New issue	18	2	–	–	–	–
Repurchase of own shares	–18	–2	–	–	–	–
Dividend to shareholders	–1,806	–195	–1,585	–188	–1,304	–148
Net cash flow*	**–6,060**	**–656**	**9,039**	**1,071**	**–485**	**–55**

* **Supplementary information in accordance with recommendation of the Swedish Financial Accounting Standards Council on reporting cash flow (RR7):**

	2001 SEK M	2001 EUR M[1]	2000 SEK M	2000 EUR M[1]	1999 SEK M	1999 EUR M[1]
Net cash flow	–6,060	–656	9,039	1,071	–485	–55
Change in debt	6,528	707	–9,306	–1,103	247	28
Change in cash and bank balances	**468**	**51**	**–267**	**–32**	**–238**	**–27**
Cash and bank balances at beginning of period	1,440	156	1,630	191	1,819	192
Change in cash and bank balances	468	51	–267	–32	–238	–27
Currency effect on cash and bank balances	281	25	77	4	49	26
Cash and bank balances at close of period	**2,189**	**232**	**1,440**	**163**	**1,630**	**191**

Net debt

	2001 SEK M	2001 EUR M[1]	2000 SEK M	2000 EUR M[1]	1999 SEK M	1999 EUR M[1]
Net debt, 1 January	–15,880	–1,795	–24,073	–2,817	–21,370	–2,257
Net cash flow	–6,060	–656	9,039	1,071	–485	–55
Securitization	1,138	121	–	–	–	–
Pension provisions	–	–	–	–	–2,573	–292
Currency effects etc.	–3,059	–204	–846	–49	355	–213
Net debt, 31 December	**–23,861**	**–2,534**	**–15,880**	**–1,795**	**–24,073**	**–2,817**

[1] The average exchange rate of 9.24 (8.44; 8.80) was applied in translation to EUR.

- Cash flow from current operations was slightly more than 90% above the established goal.
- Acquired companies accounted for more than SEK 13 billion during the year.
- Working capital improved by nearly SEK 2.5 billion.

Operating cash flow

Operating cash flow amounted to SEK 14,206 M (9,005; 8,707). The operating cash surplus increased by slightly more than SEK 3,000 M to SEK 15,410 M (12,383; 11,101). Half of the increase was attributable to acquired companies in North America. Working capital declined, which created a positive cash flow of SEK 2,467 M (neg: 1,109; neg: 226). The decline was attributable to improved payment terms for certain raw materials and working capital in the North American activities, which was much lower at year-end compared with the acquisition dates. Current capital expenditures increased by nearly SEK 1,200 M to SEK 3,479 M (2,245; 2,046). Part of the increase was attributed to acquired companies, as well as several investments that were planned for year-end 2000 but not implemented until 2001.

Cash flow from current operations

Cash flow from current operations, defined as cash flow before strategic investments, dividends and new issues, amounted to SEK 11,249 M (6,652; 6,740), or SEK 48.38 (28.49; 31.23) per share. SCA thereby surpassed its established cash flow goal by slightly more than 90%.

Financial expenses increased marginally compared with prior years due to higher borrowing, but the increase was limited by the lower interest rates. Tax payments increased by slightly more than SEK 700 M.

Cash flow from strategic capital investments and divestments

Expansion investments in plants and machinery as well as company acquisitions amounted to SEK 14,755 M (3,470; 13,015) Company acquisitions during the year totaled SEK 13,286 M, most of which was attributed to acquisitions in the US, where Georgia-Pacific Tissue was acquired for SEK 8,287 M and the packaging company Tuscarora for SEK 3,022 M. Several complementary acquisitions were also made, primarily in the protective packaging sector. Encore, a tissue company in North America was also acquired toward year-end.

Hygiene Products accounted for SEK 549 M of the year's strategic capital expenditures in plant and machinery, which totaled SEK 1,469 M (1,121; 2,615). Corresponding expenditures in Packaging amounted to SEK 580 M and in Forest Products to SEK 340 M. The single largest investments during the year were made in the incontinence sector.

Net strategic investments and divestments, including restructuring costs, amounted to SEK 15,503 M, compared with net proceeds of SEK 3,957 M in 2000 and an outlay of SEK 10,500 M in 1999. The increase in costs for structural measures pertains to savings and efficiency enhancement programs as well as structural measures in the acquired operations.

Net debt

Net debt at year-end amounted to SEK 23,861 M, which is SEK 7,981 M higher than at 1 January 2001. The increase was attributed primarily to borrowing in conjunction with the North American acquisitions, which created increased net debt. The change is a net of positive cash flow from operations totaling SEK 11,249 M, a net outflow for strategic investments and divestments, among other items, totaling SEK 15,503 M, dividends to shareholders totaling SEK 1,806 M, negative effects of changes in currency movements totaling SEK 3,059 M and a positive effect of SEK 1,138 M attributable to the securitization of accounts receivable during the year.

CASH FLOW


SEK M
16,000
12,000
8,000
4,000
0
–4,000
–8,000
–12,000
–16,000
97
98
99
00
01

Cash flow from current operations
Divestments
Strategic capital expenditures, plants
Strategic capital expenditures, acquisitions
Strategic restructuring expenses
Cash flow before dividend and new issue

Cash flow from current operations rose 69% to SEK 11,249 M.

CAPITAL EXPENDITURES


SEK M
5,000
4,000
3,000
2,000
1,000
0
97
98
99
00
01

Current capital expenditures
Strategic capital expenditures
Depreciation according to plan

Strategic capital expenditures increased in 2001 to SEK 1.5 billion.

Statement of earnings

Consolidated

		2001 SEK M	2001 EUR M[1]	2000 SEK M	2000 EUR M[1]	1999 SEK M	1999 EUR M[1]
Net sales		82,380	8,919	67,157	7,960	64,896	7,371
Change in inventories		1,179	128	734	87	702	80
Work performed and capitalized		12	1	134	16	159	18
Other operating revenues		209	23	352	42	376	43
		83,780	9,071	68,377	8,105	66,133	7,512
Operating expenses	Note 1						
Raw materials and consumables		–32,299	–3,497	–27,167	–3,220	–27,627	–3,138
Other external costs		–18,664	–2,021	–16,065	–1,904	–12,786	–1,526
Personnel costs		–15,995	–1,732	–12,359	–1,465	–13,986	–1,515
Depreciation of tangible and intangible assets	Note 2	–5,890	–638	–4,652	–551	–4,441	–504
Other operating expenses		–1,454	–157	–343	–41	–738	–84
Total operating expenses		**–74,302**	**–8,045**	**–60,586**	**–7,181**	**–59,578**	**–6,767**
Nonrecurring items	Note 1	–	–	2,031	241	–	–
Share in earnings of associated companies	Note 3	14	2	712	84	178	20
OPERATING PROFIT		**9,492**	**1,028**	**10,534**	**1,249**	**6,733**	**765**
Financial items	Note 4						
Income from shares and participations		108	12	87	10	76	9
Interest income and similar profit/loss items		445	48	444	53	246	28
Interest expense and similar profit/loss items		–1,955	–212	–1,738	–206	–1,534	–175
Total financial items		**–1,402**	**–152**	**–1,207**	**–143**	**–1,212**	**–138**
EARNINGS AFTER FINANCIAL ITEMS		**8,090**	**876**	**9,327**	**1,106**	**5,521**	**627**
Taxes	Note 5	–2,444	–265	–2,133	–253	–1,849	–210
Minority interest	Note 6	–59	–6	–46	–6	–70	–8
NET EARNINGS FOR THE YEAR		**5,587**	**605**	**7,148**	**847**	**3,602**	**409**

	2001	2000	1999
Earnings per share, SEK			
– before dilution effect	24.18	30.82	16.82
– after dilution effect	24.05	30.64	16.73
Net earnings for the year	5,587.0	7,148.0	3,602.0
Interest on convertible debentures	6.0	7.3	8.8
Adjusted earnings	**5,593.0**	**7,155.3**	**3,610.8**
Average number of shares before dilution, million	230.4	232.0	214.0
Personnel convertibles	1.2	1.2	1.2
Warrants	0.9	0.3	0.6
Average number of shares after dilution	**232.5**	**233.5**	**215.8**

By business area

SEK M	Net sales 2001	Net sales 2000	Net sales 1999	Operating profit 2001	Operating profit 2000	Operating profit 1999
Hygiene Products	40,797	31,040	27,327	4,473	2,909	2,613
– Consumer products	*20,954*	*18,373*	*15,727*	*2,269*	*1,394*	*1,108*
– AFH and incontinence products	*19,843*	*12,667*	*11,600*	*2,204*	*1,515*	*1,505*
Packaging	29,230	24,636	19,858	3,286	2,977	2,216
Forest Products	13,556	12,876	11,532	2,976	2,720	2,123
– Pulp, timber and solid wood products	*5,706*	*5,719*	*4,948*	*1,158*	*1,372*	*817*
– Publication paper	*7,850*	*7,157*	*6,584*	*1,818*	*1,348*	*1,306*
Fine paper, paper merchanting	–	–	7,795	–	644[2]	491
Other	1,822	1,484	1,685	–233	–18	–108
Intra-Group deliveries	–3,025	–2,879	–3,301	–	–	–
Goodwill amortization	–	–	–	–1,010	–729	–602
Nonrecurring items	–	–	–	–	2,031	–
TOTAL	**82,380**	**67,157**	**64,896**	**9,492**	**10,534**	**6,733**

[1] The average exchange rate of 9.24 (8.44; 8.80) was applied in translation to EUR.

[2] Pertains to share in earnings in Modo Paper.

- Earnings after financial items amounted to SEK 9,492 M, more than SEK 1 billion higher than the preceding year, excluding nonrecurring items.
- Earnings per share after taxes amounted to SEK 24.05 (21.09, excluding nonrecurring items; 16.85).

Net sales

Net sales amounted to SEK 82,380 M (67,157; 64,896), an increase of 23% compared with 2000. Acquired companies, primarily Georgia-Pacific Tissue and Tuscarora, accounted for 13% of the increase, with higher prices and changes in the product mix accounting for 1%. Foreign exchange movements increased net sales by 9%.

Net sales of Hygiene Products rose 31%, and Packaging sales increased by 19%. The value of deliveries to customers outside Sweden amounted to 92% (90; 91) of net sales.

Operating profit

Operating profit amounted to SEK 9,492 M (10,534; 6,733). Excluding nonrecurring items in 2000 and the Group's share in the earnings of Modo Paper (SEK 644 M), the operating profit from core operations rose 21% compared with the preceding year. Operating profit increased in all business areas.

Operating profit in Hygiene Products improved by 54%. The improvement was attributable to both better prices and product mix, as well as volume growth and acquired companies. Currency exchange movements, however, had negative effects on earnings.

Operating profit in Packaging rose 10% compared with 2000, of which 7% was attributable to foreign exchange movements. Lower raw material costs and company acquisitions also created favorable effects on earnings, while some negative effects were caused by higher energy costs and marginally lower volumes.

Operating profit in Forest Products increased by 9%. The improvement was attributable to higher prices and currency exchange movements within publication paper activities, while the operating profit from pulp operations declined, primarily as a result of lower prices during the year. The total effect of currency exchange movements amounted to 11%.

Earnings after financial items

Earnings after financial items amounted to SEK 8,090 M (9,327, incl. nonrecurring items of SEK 2,031 M; 5,521). Excluding nonrecurring items, earnings improved by 11%, of which 4% was attributable to currency exchange movements.

Net financial expense rose 16% due to increased borrowing in conjunction with company acquisitions during the first quarter of 2001.

Net earnings and tax expense

Net earnings amounted to SEK 5,587 M (7,148; 3,602). Tax expense amounted to SEK 2,444 M (2,133; 1,849), corresponding to a tax rate of 30% (23; 33). The lower tax rate in 2000 was due to tax-exempt capital gains.

Taxes payable amounted to SEK 2,043 M (1,854; 1,037), with changes in deferred tax expense amounting to SEK 373 M (49; 750) and taxes attributable to the Group's share in the earnings of associated companies amounting to SEK 28 M (230; 62).

Key ratios

The return on capital employed was 14% (15; 12). The return on shareholders' equity was 13% (14; 12). Earnings per share after full tax and dilution amounted to SEK 24.05 (21.09; 16.85). The interest coverage ratio was 6.8 (7.0; 5.6). Comparable key ratios for 2000 do not include nonrecurring items.

See page 71 for definitions of key ratios.

NET SALES BY BUSINESS AREA IN 2001 (excluding intra-Group deliveries)


Other operations 2%
Forest Products 14%
Hygiene Products 49%
Packaging 35%

The Hygiene Products and Packaging business areas combined accounted for 84% of net sales, an increase of 1 percentage point compared with a year earlier.

OPERATING PROFIT BY BUSINESS AREA IN 2001 (adjusted for central items)


Forest Products 28%
Hygiene Products 42%
Packaging 30%

The Hygiene Products and Packaging business areas combined accounted for 72% of the operating profit, an increase of 4 percentage points compared with 2000.

RETURN ON CAPITAL EMPLOYED AND SHAREHOLDERS' EQUITY


%
20
15
10
5
0
97
98
99
00
01
Return on capital employed
Return on shareholders' equity

The return on capital employed decreased to 14% (15) and the return on shareholders' equity to 13% (14).

Balance sheet

Consolidated

		31 Dec., 2001		31 Dec., 2000		31 Dec., 1999	
		SEK M	EUR M[1]	SEK M	EUR M[1]	SEK M	EUR M[1]
ASSETS							
Fixed assets							
Intangible assets	Note 7						
Goodwill		16,149	1,715	11,218	1,268	10,431	1,221
Patents, trademarks and similar rights		701	75	1,160	131	904	106
		16,850	1,790	12,378	1,399	11,335	1,327
Tangible assets	Note 8						
Buildings and land		21,279	2,260	17,623	1,992	16,867	1,973
Machinery and equipment		34,111	3,623	27,330	3,090	27,098	3,171
Construction in progress		1,590	169	840	95	606	71
		56,980	6,052	45,793	5,177	44,571	5,215
Financial assets							
Shares and participations	Note 9, 10	2,349	249	1,920	217	5,057	592
Other long-term receivables		788	84	871	98	102	12
Capital investment shares	Note 9, 11	1,089	116	1,105	125	967	113
Interest-bearing receivables		2,799	297	2,392	271	311	36
		7,025	746	6,288	711	6,437	753
Total fixed assets		**80,855**	**8,588**	**64,459**	**7,287**	**62,343**	**7,295**
Current assets							
Inventories	Note 12	7,887	838	6,636	750	5,798	678
Accounts receivable		10,484	1,113	11,693	1,322	10,202	1,194
Other current receivables	Note 13	4,967	528	3,436	388	2,312	270
Short-term investments		406	43	502	57	2,929	343
Cash and bank balances		2,189	232	1,440	163	1,630	191
Total current assets		**25,933**	**2,754**	**23,707**	**2,680**	**22,871**	**2,676**
TOTAL ASSETS		**106,788**	**11,342**	**88,166**	**9,967**	**85,214**	**9,971**
EQUITY, PROVISIONS AND LIABILITIES							
Shareholders' equity	Note 15						
Nondistributable equity							
Share capital		2,322	247	2,304	261	2,303	270
Restricted reserves		16,964	1,802	15,215	1,721	14,845	1,737
		19,286	2,049	17,519	1,982	17,148	2,007
Distributable equity							
Retained earnings		21,110	2,230	15,231	1,682	13,383	1,578
Net earnings for the year		5,587	605	7,148	847	3,602	409
		26,697	2,835	22,379	2,529	16,985	1,987
Total shareholders' equity		**45,983**	**4,884**	**39,898**	**4,511**	**34,133**	**3,994**
Minority interest		736	78	612	69	587	69
Provisions							
Provisions for pensions	Note 16	2,598	276	2,624	297	1,029	120
Provisions for taxes	Note 5	9,300	988	8,380	947	6,063	710
Other provisions	Note 17	2,972	315	2,238	253	1,540	180
Total provisions		**14,870**	**1,579**	**13,242**	**1,497**	**8,632**	**1,010**
Liabilities							
Interest-bearing debt	Note 18	27,746	2,947	18,694	2,113	28,881	3,379
Accounts payable		8,365	889	7,207	815	6,732	788
Other interest-free liabilities	Note 19	9,088	965	8,513	962	6,249	731
Total liabilities		**45,199**	**4,801**	**34,414**	**3,890**	**41,862**	**4,898**
TOTAL EQUITY, PROVISIONS AND LIABILITIES		**106,788**	**11,342**	**88,166**	**9,967**	**85,214**	**9,971**
Contingent liablities	Note 20	**124**		**141**		**345**	
Assets pledged	Note 21	**791**		**652**		**1,175**	

[1] The year-end exchange rate of 9.42 (8.85; 8.55) was applied in translations to EUR.

- Total assets exceed SEK 100 billion after acquisitions.
- Debt payment capacity increased to 51%.

Assets and capital employed

The Group's total assets increased sharply during the year. The increase was related mainly to the acquisitions in North America, which increased total assets by about SEK 15.0 billion, including goodwill amounting to about SEK 3.9 billion and tangible fixed assets amounting to SEK 7.7 billion.

Capital expenditures in plant and machinery amounted to SEK 4,948 M (3,366; 4,661). Of these investments, SEK 1,469 M (1,121; 2,615) were strategic in character – major expansion investments and investments related to conversions to new technologies. The remaining amount, SEK 3,479 M (2,245; 2,046), was attributed to current capital expenditures – investments in maintenance.

Changes in the principles for reporting pension obligations and taxes were introduced in 2001. Changes have also been made in comparative figures for 2000. Funded pension obligations and tax liabilities/receivables are both reported as gross entries, which increased total assets by SEK 2,198 M (1,733) and SEK 1,434 M (1,200), respectively. Furthermore, prior revaluations of land are now subject to taxation, which increased total assets by an additional SEK 1,206 M.

The value in Swedish kronor of the Group's net foreign assets amounted at 31 December 2001 to SEK 34,241 M (31,001; 25,755). Capital employed, which rose by SEK 14,192 M, amounted to SEK 70,581 M (56,389; 58,793). The increase was mainly attributable to the acquisitions in North America. The distribution of capital employed, by currency, is shown in the accompanying table.

SEK M	31 Dec. 2001	%	31 Dec. 2000	%	31 Dec. 1999	%
EUR	24,595	35	24,640	43	22,808	39
USD	14,210	20	2,168	4	1,990	3
GBP	12,567	18	11,756	21	10,662	18
SEK	12,341	17	11,575	21	19,462	33
DKK	2,482	4	2,431	4	2,153	4
Other	4,386	6	3,819	7	1,718	3
Total	**70,581**	**100**	**56,389**	**100**	**58,793**	**100**

Financing

As of 31 December 2001, SCA's gross debt amounted to SEK 27,746 M (18,694; 28,881). The average term of SCA's gross loan debt was 3.3 years. Cash and bank balances amounted to SEK 2,189 M.

Net debt as of 31 December amounted to SEK 23,861 M, an increase of SEK 7,981 M compared with year-end 2000. The change represented the net of positive cash flow of SEK 11,249 M from current operations, a net outflow of SEK 15,503 M for strategic investments and divestments, a dividend of SEK 1,806 M to shareholders, negative effects of currency movements amounting to SEK 3,059 M and a positive effect of SEK 1,138 M arising from the securitization of certain accounts receivable.

Minority interests at year-end amounted to SEK 736 M (612; 587).

Shareholders' equity

Shareholders' equity increased by SEK 6,085 M during 2001 and amounted to SEK 45,983 M at year-end. The increase was attributable to the following factors:

SEK M	
Net earnings for the year	5,587
Dividend	–1,806
New issue	18
Repurchase of own shares	–18
Provision to revaluation reserve	557
Other changes	1,747
Total	**6,085**

Other changes pertain primarily to translation effects of transactions in foreign subsidiaries, which were not fully hedged during the year.

Key ratios

The debt/equity ratio was 0.51 (0.39; 0.69). Including surplus values, the debt/equity ratio was 0.42 (0.30; 0.52).

DEBT/EQUITY RATIO


Multiple
1.00
0.75
0.50
0.25
0.00
97
98
99
00
01

The debt/equity ratio rose to 0.51 (0.39).

OPERATING CASH FLOW BY BUSINESS AREA


SEK M
7,500
6,300
5,100
3,900
2,700
1,500
97
98
99
00
01
Hygiene Products
Forest Products
Packaging

Operating cash flow developed favorably in 2001 in the Hygiene Products business area.

DEBT PAYMENT CAPACITY


%
60
50
40
30
20
10
0
97
98
99
00
01

Debt payment capacity improved to 51% (49).

Parent Company

Cash flow statement

SEK M	2001	2000
Operating surplus	–746	–303
Other cash flow from operations	2,211	1,701
Company acquisitions and divestments	–3,302	102
Group contributions	765	358
Conversion of loan/New issue	3	15
Dividend to shareholders	–1,786	–1,566
Net cash flow	**–2,855**	**307**

Statement of earnings

SEK M		2001	2000
Revenues		**73**	**171**
Operating expenses			
Other external costs		–121	–148
Personnel costs		–206	–112
Depreciation of tangible assets	Note 2	–43	–39
Other operating expenses, net	Note 1	–492	–214
Total operating expenses		**–862**	**–513**
OPERATING PROFIT		**–789**	**–342**
Financial items	Note 4		
Income from shares and participations, Group companies		2,599	2,086
Interest income and similar profit/loss items		325	368
Interest expense and similar profit/loss items		–678	–583
Total financial items		**2,246**	**1,871**
EARNINGS AFTER FINANCIAL ITEMS		**1,457**	**1,529**
Appropriations		–260	157
Taxes	Note 5	1,230	104
NET EARNINGS FOR THE YEAR		**2,427**	**1,790**

Balance sheet

SEK M		31 Dec., 2001	31 Dec., 2000[1]
ASSETS			
Fixed assets			
Tangible assets	Note 8		
Buildings and land		5,994	5,190
Machinery and equipment		5	7
Construction in progress		6	–
		6,005	**5,197**
Financial assets			
Shares and participations	Note 9, 10	32,360	29,059
Interest-bearing receivables		304	330
		32,664	**29,389**
Total fixed assets		**38,669**	**34,586**
Current assets			
Receivables from subsidiaries		3,307	3,308
Other current receivables	Note 13	123	116
Cash and bank balances		2	2
Total current assets		**3,432**	**3,426**
TOTAL ASSETS		**42,101**	**38,012**
EQUITY, PROVISIONS AND LIABILITIES			
Shareholders' equity	Note 15	25,018	23,835
Untaxed reserves	Note 14	375	115
Provisions	Note 5, 16	1,645	1,382
Liabilities			
Interest-bearing debt	Note 18	2,058	1,875
Liabilities to subsidiaries		12,642	9,816
Accounts payable		12	38
Other interest-free liabilities	Note 19	351	951
Total liabilities		**15,063**	**12,680**
TOTAL EQUITY, PROVISIONS AND LIABILITIES		**42,101**	**38,012**
Contingent liabilities	Note 20	22,929	13,727
Assets pledged	Note 21	541	542

[1] The balance sheet for 2000 is adjusted for the effects of changed accounting principles in accordance with RR5 and RR9.

Accounting principles

The SCA Group financial statements are prepared in accordance with the Swedish Financial Accounting Standards Council's recommendations. During 2001, adjustment was made to the new RR9 recommendation pertaining to income taxes. In accordance with the RR5 recommendation, changes were also made for 2000. In addition, gross accounting was implemented in accordance with prevailing accounting rules pertaining to the Group's tax and pension liabilities. In other respects, the accounting principles are unchanged compared with the preceding year.

CONSOLIDATED ACCOUNTS

Group composition

The consolidated financial statements include the accounts of the Parent Company and all subsidiaries, in accordance with the definitions in the Swedish Annual Accounts Act. In addition, SCA's share in joint-venture companies is included (see below).

Purchase method

The consolidated accounts have been prepared in accordance with the purchase method. The shareholders' equity in acquired subsidiaries is determined on the basis of a market valuation of assets and liabilities at the time of acquisition (a so-called purchase analysis). In those instances in which the market valuation of assets and liabilities results in significantly different values than the acquired company's book values, these values constitute the Group's acquisition cost. The difference between the acquisition cost of shares in the subsidiaries and the value of the shareholders' equity according to the purchase analysis is reported as goodwill or negative goodwill in consolidation.

If necessary, an allocation to a provision for future costs of reorganization and staff reductions in the acquired operations may be made at the time of the purchase analysis.

Divested subsidiaries are included in the consolidated balance sheet up to and including the date of divestment.

Translation of foreign subsidiary accounts

The balance sheets and statement of earnings of foreign subsidiaries are translated in accordance with the current method. The assets and liabilities in foreign subsidiaries are translated at the year-end exchange rates. All items in the statement of earnings are translated at the average exchange rate for the year. Translation differences are not reported in the statements of earnings but are charged directly to consolidated shareholders' equity.

The financial statements of companies in highly inflationary countries or countries with other economic instability are translated first to the region's functional currency (normally USD or EUR) according to the monetary method. Any exchange rate differences which arise are reported in the statement of earnings. Thereafter, the translation is carried out to the reporting currency applying the current method.

The acquisition value of nonmonetary assets are reported in the functional currency in the region (USD or EUR) at the currency rate prevailing at the time of acquisition.

Minority interest

Minority interest in the consolidated statement of earnings is reported as a share in net earnings.

Minority interest in shareholders' equity in the subsidiaries is reported as a separate item in the balance sheet. This item also includes minority interest in the shareholders' equity portion of untaxed reserves in subsidiaries.

Taxes

Deferred tax is estimated and reported in accordance with the so-called balance sheet method. In accordance with this method, deferred tax is calculated based on the difference between the taxable value and the reported value of assets and liabilities. Valuations are at the tax rate prevailing at the closing date. In the balance sheet, the estimated liability is reported to the tax authorities as current. Deferred tax liabilities are reported as provisions.

The tax expenses reported for the year include the tax that is payable on the taxable income for the year, changes in deferred taxes and the tax on the share of earnings of associated companies.

Associated companies

An associated company is a long-term shareholding representing at least 20% of the voting rights of the shares outstanding. Accounting for associated companies is according to the equity method.

In the consolidated statement of earnings, SCA's share in earnings of associated companies is reported on two levels:

- The Group's share in earnings after financial items is included in consolidated operating profit.
- The share in income tax expenses at associated companies, is included in the consolidated income tax expense.

The Group's share in earnings of an associated company is computed on the basis of SCA's equity portion in that particular associated company.

In the consolidated balance sheet, shares in associated companies are reported separately under Shares and participations. The book value of the shareholdings changes to reflect SCA's share in net earnings of the respective companies, reduced by dividends received and amortization of goodwill. Nondistributed earnings of associated companies are included under nondistributable equity.

Joint-venture companies

Joint-venture companies are defined as companies in which the voting rights amounts to 50% and in which SCA is liable for its equity portion of the financial risk. Joint-venture companies are reported in accordance with the proportional consolidation method or the equity method.

In applying the proportional consolidation method, 50% of all statements of earnings and balance sheet items are included in the SCA Group's statement of earnings and balance sheet.

VALUATION AND OTHER PRINCIPLES

Revenues

Sales of goods are reported at delivery of products to customers, in accordance with the terms of sale. Sales are reported net after VAT, discounts and exchange differences for sales in foreign currencies. Internal sales are eliminated in consolidation.

Other revenues earned are reported as income in accordance with the following:

Rental revenues – in the period covered by the lease.

Royalties and similar items – in accordance with the implied financial effect of the current contract.

Interest income – in accordance with the effective return.

Dividends received – when the right to receive the dividend is assessed as definite.

Receivables and liabilities in foreign currencies

In the consolidated financial statements, receivables and liabilities in foreign currencies are valued using year-end exchange rates. Gains and losses on current receivables and operating liabilities are netted and included in operating profit. To the extent that forward contracts are used to hedge operating receivables and liabilities, the contract rate is used for valuation of the corresponding receivables and liabilities. Gains and losses on financial receivables and liabilities are reported as other financial items.

SCA hedges to a certain extent its investments in foreign net assets, including goodwill. Hedging is implemented through loans in foreign currencies and forward exchange contracts. These are valued at the exchange rate prevailing at year-end. Exchange rate differences on hedging operations, as well as differences that arise when foreign net assets are translated, are carried directly to shareholders' equity in the balance sheet.

Inventories and accounts receivable

Inventories consist of finished and semi-finished goods, raw materials, fuels, warehouse supplies and felling rights. These are valued at the lower of cost or market value in accordance with the first-in, first-out principle. The acquisition costs of inventories of finished and semi-finished goods, raw materials and fuels are based on the average production or acquisition costs for the year. Interest is not included in the inventory values.

Felling rights are calculated at contract prices which, on average, do not exceed market value.

Doubtful accounts receivable are reported in the amount which, after a careful assessment, is deemed likely to be paid.

Tangible assets

Tangible assets are reported at acquisition cost after deducting accumulated depreciation according to plan.

Unlike acquisition values for other capital expenditures, acquisition costs for property and plant related to major projects shall also include funds appropriated for start-up and commissioning work and for interest expenses during the construction and assembly period.

Depreciation according to plan is based on the historical cost and estimated economic lives of the assets.

The following depreciation rates are used on property and plant:

	%
Pulp and paper mills and sawmills	5–10
Converting machinery	7–14
Mobile and other light equipment	20
Buildings	2–6
Land improvements	5

Intangible assets

Goodwill is amortized according to plan. The economic life is normally 20 years. SCA selected this time frame since the company acquisitions represent a long-term strategic value. Other intangible assets (primarily patents and trademarks) are amortized 5–20% per year. The amortization period is determined based on the estimated useful life of the asset.

Pension liabilities

Pension liabilities are calculated in accordance with the applicable international accounting recommendation (IAS 19, Employee benefits). Accordingly, the calculation of pension liabilities takes into account such factors as anticipated future wage increases and inflation.

Notes to the financial statements

Parent Company

The Parent Company's statement of earnings, balance sheet and cash flow statement are shown in condensed form on page 52. The following notes pertain to the financial statements of the Parent Company and the SCA Group.

Statement of earnings

Note 1 Operating expenses

Operating expenses include R&D expenses amounting to SEK 654 M (736; 753) for the Group.

Parent Company

Other operating expenses in the Parent Company include write down of shares in subsidiaries of SEK 457 M. In 2000, SEK 79 M pertained to a capital loss on divestments. Personnel costs in 2000 include compensation from SPP amounting to about SEK 70 M.

Leasing

Future payment obligations in the Group as of 31 December 2001 for uncancellable operational leasing contracts were distributed per year as follows:

SEK M	
Within 1 year	232
Between 2–5 years	559
Later than 5 years	1,009
Total	**1,800**

The year's costs for operational leasing of assets amounted to SEK 436 M (371).

The single largest leasing object is a gas power plant in Laakirchen.

Future payment obligations in the Group at 31 December 2001 for financial leasing contracts are distributed as follows:

SEK M	Nominal	Current value
Within 1 year	19	18
Between 2–5 years	39	31
Later than 5 years	58	30
Total	**116**	**79**

The year's costs for financial leasing of assets amounted to SEK 15 M.

The book value of financially leased assets at 31 December 2001 was SEK 4 M for buildings and SEK 168 M for machinery.

Auditing expenses

Auditing expenses can be specified as follows:

	Group		Parent Company	
SEK M	2001	2000	2001	2000
Öhrlings PricewaterhouseCoopers				
Auditing assignments	32	21	1	1
Other assignments	35	15	5	5
Other auditors				
Auditing assignments	2	3	–	–
Other assignments	2	2	–	–
Total	**71**	**41**	**6**	**6**

Other assignments are mainly auditing-related consulting in conjunction with acquisitions and tax advice.

Nonrecurring items

The amount shown for 2000 pertains to a capital gain of SEK 2,656 M on the sale of the shareholding in Modo Paper and restructuring costs of SEK 625 M in the tissue sector.

Note 2 Depreciation of tangible and intangible assets

	Group			Parent Company	
SEK M	2001	2000	1999	2001	2000
Buildings	605	461	513	5	3
Land	61	56	54	36	34
Machinery and equipment	4,086	3,263	3,117	2	2
Subtotal	4,752	3,780	3,684	43	39
Goodwill	1,010	729	602	–	–
Patents, trademarks and similar rights	128	143	155	–	–
Total	**5,890**	**4,652**	**4,441**	**43**	**39**

Depreciation according to plan is based on the historical cost and estimated economic lifetimes of the assets concerned, as specified in the accounting principles on page 53.

Note 3 Share in earnings of associated companies

SCA's interest in associated companies' earnings and shareholders' equity is reported applying the equity method, as described on page 53.

Shares in pre-tax earnings are included in consolidated operating profit and amount to SEK 14 M (712; 178).

Dividends amounting to SEK 12 M (11; 4) were received from associated companies.

Note 4 Financial items

	Group			Parent Company	
SEK M	2001	2000	1999	2001	2000
Income from shares and participations in Group companies					
Dividends from subsidiaries	–	–	–	2,599	2,086
Income from shares and participations in other companies					
Dividends from *other companies*	108	87	76	–	–
Interest income and similar profit/loss items					
Interest income, external	270	295	158	23	9
Interest income, subsidiaries	–	–	–	127	115
Other financial income, external	175	149	88	–	95
Other financial income, subsidiaries	–	–	–	175	149
Interest expense and similar profit/loss items					
Interest expense, external	–1,761	–1,564	–1,436	–123	–123
Interest expense, subsidiaries	–	–	–	–376	–301
Other financial expenses, external	–194	–174	–98	–179	–159
Total	**–1,402**	**–1,207**	**–1,212**	**2,246**	**1,871**

Note 5 Taxes

Tax expense

Group, SEK M	2001	2000	1999
Current taxes	2,043	1,854	1,037
Deferred taxes	373	49	750
Taxes attributable to shares in earnings of associated companies	28	230	62
Tax expense	**2,444**	**2,133**	**1,849**

Note 5 Cont.

Tax expense amounted to 30.2% (22.9; 33.5) of consolidated earnings before taxes. The calculation of expected tax expense is based on the Group's present structure and current earnings levels. The difference between reported tax expense and expected tax expense is explained below:

	2001	2000
Tax expense	30.2%	22.9%
Expected tax expense	29.1%	29.2%
Difference	**1.1%**	**–6.3%**
The difference is explained by:		
Taxes related to earlier periods	3.2%	–1.6%
Nondeductible amortization of goodwill	3.7%	2.7%
Other tax-exempt/nondeductible items	–3.5%	–6.8%
Change in unreported deferred tax receivables	–2.2%	–0.2%
Other	–0.1%	–0.4%

Taxes in 2000 included effects of the tax-exempt capital gain from the sale of Modo Paper.

Current tax expense

Group, SEK M	2001	2000
Income tax for the period	1,821	1,877
Adjustment for prior periods	222	–23
Current taxes	**2,043**	**1,854**

Current tax liabilities

The changes in current tax liabilities during the period are explained below:

Group, SEK M	2001	2000
Opening balance	1,273	336
Adjustment for prior periods	222	–23
Taxes paid	–1,722	–993
Income tax for the period	1,821	1,877
Other changes	–1,107	42
Translation differences	20	34
Closing balance	**507**	**1,273**

Other changes include a reclassification of provisions for tax risks amounting to an expense of SEK 890 M and taxes related to income items charged directly against shareholders' equity.

The closing balance of income tax for the period consists of tax receivables totaling SEK 1,033 M (700) and tax liabilities totaling SEK 1,540 M (1,973).

Deferred tax expense

	2001	2000
Changes in temporary differences	508	180
Adjustments for prior periods	43	–111
Other changes	–178	–20
Deferred tax expense	**373**	**49**

Other changes include the effects of prior, unreported tax receivables related to unutilized loss carryforwards. The reporting of these items has reduced the deferred tax expense by SEK 45 M (20).

Deferred tax liability

Changes during the period in deferred tax liabilities are explained below:

	Opening balance	Deferred tax expense	Other changes	Closing balance
Intangible fixed assets	73	–25	–252	–204
Buildings and land	1,322	–89	2,111	3,344
Property, plant and equipment	5,226	217	842	6,285
Financial fixed assets	–9	96	12	99
Current assets	–15	11	–8	–12
Provisions for pensions	250	86	23	359
Other provisions	–364	282	–127	–209
Liabilities	36	–260	–140	–364
Tax and loss carryforwards	–354	–22	–44	–420
Other	–50	77	–6	21
	6,115	**373**	**2,411**	**8,899**

Other changes include prior, unreported deferred tax on land amounting to SEK 2,026 M and translation differences amounting to SEK 371 M.

The closing deferred tax liability consists of deferred tax receivables amounting to SEK 401 M (500) and deferred tax liabilities amounting to SEK 9,300 M (6,615).

Other

SCA does not report deferred tax pertaining to temporary differences attributable to investments in subsidiaries, associated companies and joint ventures. Any future effects (taxes at source and other deferred taxes on profit consolidation within the Group) are reported when SCA no longer can affect reversal of such differences or for other reasons it is no longer improbable that reversal will occur in the foreseeable future.

Loss carryforwards

Unutilized loss carryforwards for which deferred tax receivables are not reported amounted to SEK 1,739 M at December 31, 2001. Of the total amount, SEK 346 M has an unlimited life. The remainder expires as follows:

2002	153
2003	195
2004	167
2005	286
2006 and later	592
	1,393

Current taxes

Parent Company	2001	2000
Income tax for the period	380	81
Adjustment for prior periods	850	23
Current tax revenues	**1,230**	**104**

The Parent Company participates in the Group's tax equalization system and pays the Group's total Swedish taxes. Reported current tax revenues represents the current portion of the Group's total Swedish tax expense. Other Group companies have tax expenses amounting to SEK 686 M (937). The Parent Company's payment to the tax authorities amounts to SEK 306 M (856). The Parent Company's claims on subsidiaries for taxes paid on their account is reported as current receivables due from subsidiaries.

Parent Company	2001	2000
Tax revenues	102.8	6.2
Anticipated tax expense	28.0	28.0
Difference	**–130.8**	**–34.2**
The difference relates to:		
Taxes pertaining to earlier periods	–71.0	–1.4
Nontaxable dividends from subsidiaries	–60.8	–34.6
Other tax-exempt/nondeductible items	1.0	1.8
	–130.8	**–34.2**

Note 5 Cont.

Deferred tax liabilities

The Parent Company reports a deferred tax liability totaling SEK 1,422 M (1,206). This includes gross reporting of deferred taxes, SEK 1,206 M, pertaining to write-ups in prior years, net, of land and deferred tax on the year's write-ups of land, SEK 216 M. The deferred tax on write-ups during the year is reported directly against shareholders' equity. The SEK 1,206 M pertaining to prior years has been adjusted in the comparison year 2000 in accordance with the Swedish Financial Accounting Standards Council's recommendation RR5.

Current tax liabilities

The change in current tax liabilities during the period is explained below:

Parent Company	2001	2000
Opening balance	848	95
Adjustment for earlier periods	–850	–23
Taxes paid	–81	–80
Current tax expenses	306	856
Closing balance	**223**	**848**

Note 6 **Minority interest**

Interest, %	31 Dec., 2001	31 Dec., 2000	31 Dec., 1999
Uni-Charm/Mölnlycke B.V.	60	60	60
SCA Hygiene Products AG	3	4	4
Sodipel SARL	12	12	12
SCA Graphic Paper Polska Sp.z.oo	–	–	45

Minority interest in net earnings are reported in the statement of earnings in an amount of SEK 59 M (46; 70), as specified below:

SEK M	2001	2000	1999
Minority interest in:			
– earnings after financial items	84	66	89
– income taxes	–25	–20	–19
Minority interest	**59**	**46**	**70**

Balance sheet

Note 7 **Intangible assets**

Group, SEK M	Goodwill 2001	Goodwill 2000	Goodwill 1999	Patents, trademarks and similar rights 2001	Patents, trademarks and similar rights 2000	Patents, trademarks and similar rights 1999
Acquisition value, 1 Jan.	14,373	13,009	8,706	2,539	2,128	1,928
Capital expenditures	4,113	1,259	5,310	364	348	84
Sales and disposals	–6	–6	–102	–55	–43	–17
Reclassifications	852	–	–434	–574	–	434
Translation differences	1,687	111	–471	98	106	–301
Accumulated acquisition value, 31 Dec.	**21,019**	**14,373**	**13,009**	**2,372**	**2,539**	**2,128**
Amortization, 1 Jan.	–3,155	–2,578	–2,572	–1,379	–1,224	–907
Sales and disposals	1	–1	75	–75	43	35
Reclassifications	–311	–	319	–2	–	–319
Amortization during the year	–1,010	–729	–602	–128	–143	–155
Translation differences	395	153	202	–87	–55	122
Accumulated amortization, 31 Dec.	**–4,870**	**–3,155**	**–2,578**	**–1,671**	**–1,379**	**–1,224**
Residual value according to plan, 31 Dec.	**16,149**	**11,218**	**10,431**	**701**	**1,160**	**904**

Note 8 **Tangible assets**

Group, SEK M	Buildings 2001	Buildings 2000	Buildings 1999	Land 2001	Land 2000	Land 1999	Machinery and equipment 2001	Machinery and equipment 2000	Machinery and equipment 1999	Construction in progress 2001	Construction in progress 2000	Construction in progress 1999
Acquisition value, 1 Jan.	13,325	12,513	13,986	5,041	5,582	6,290	50,073	47,487	47,256	840	606	1,547
Capital expenditures	2,359	537	1,550	397	131	361	9,073	2,455	7,126	1,176	923	594
Sales and disposals	–204	–307	–2,483	–168	–951	–930	–1,708	–1,458	–5,781	–92	–141	–196
Reclassifications	143	210	244	–1	77	–4	342	328	945	–410	–615	–1,210
Translation differences	1,003	372	–784	294	202	–135	3,374	1,261	–2,059	76	67	–129
Accumulated acquisition value, 31 Dec.	**16,626**	**13,325**	**12,513**	**5,563**	**5,041**	**5,582**	**61,154**	**50,073**	**47,487**	**1,590**	**840**	**606**
Depreciation, 1 Jan.	–4,305	–3,680	–3,909	–705	–609	–590	–22,643	–20,289	–20,729	–	–	–
Sales and disposals	72	130	532	12	31	17	1,433	1,299	2,674	–	–	–
Reclassifications	52	–167	15	1	–	2	–142	167	8	–	–	–
Depreciation during the year	–605	–461	–513	–61	–56	–54	–4,086	–3,263	–3,117	–	–	–
Translation differences	–400	–127	195	–11	–71	16	–1,474	–557	875	–	–	–
Accumulated acquisition value, 31 Dec.	**–5,186**	**–4,305**	**–3,680**	**–764**	**–705**	**–609**	**–26,912**	**–22,643**	**–20,289**	**–**	**–**	**–**
Write-ups, 1 Jan.	–	–	–	4,306	3,100	3,100	–	–	–	–	–	–
Adjustment for RR5 and RR9	–	–	–	–	1,206	–	–	–	–	–	–	–
Write-ups during the year	–	–	–	773	–	–	–	–	–	–	–	–
Accumulated acquisition value, 31 Dec.	**–**	**–**	**–**	**5,079**	**4,306**	**3,100**	**–**	**–**	**–**	**–**	**–**	**–**
Write-downs, 1 Jan.	–39	–39	–39	–	–	–	–100	–100	–100	–	–	–
Write-downs for the year	–	–	–	–	–	–	–29	–	–	–	–	–
Translation differences	–	–	–	–	–	–	–2	–	–	–	–	–
Accumulated acquisition value, 31 Dec.	**–39**	**–39**	**–39**	**–**	**–**	**–**	**–131**	**–100**	**–100**	**–**	**–**	**–**
Residual value according to plan, 31 Dec.	**11,401**	**8,981**	**8,794**	**9,878**	**8,642**	**8,073**	**34,111**	**27,330**	**27,098**	**1,590**	**840**	**606**

Note 8 Cont.

Parent Company, SEK M	Buildings 2001	Buildings 2000	Land 2001	Land 2000	Machinery and equipment 2001	Machinery and equipment 2000	Construction in progress 2001	Construction in progress 2000
Acquisition value, 1 Jan.	144	59	1,175	1,207	16	12	–	54
Capital expenditures	3	1	91	–36	–	5	6	31
Sales and disposals	–	–1	–22	4	–	–1	–	–
Reclassifications	–	85	–	–	–	–	–	–85
Accumulated acquisition value, 31 Dec.	**147**	**144**	**1,244**	**1,175**	**16**	**16**	**6**	**0**
Depreciation, 1 Jan.	–34	–32	–401	–367	–9	–8	–	–
Sales and disposals	–	1	–	–	–	1	–	–
Depreciation during the year	–5	–3	–36	–34	–2	–2	–	–
Accumulated depreciation, 31 Dec.	**–39**	**–34**	**–437**	**–401**	**–11**	**–9**	**–**	**–**
Write-ups, 1 Jan.	–	–	4,306	3,100	–	–	–	–
Adjustment for RR5 and RR9	–	–	–	1,206	–	–	–	–
Write-ups during the year	–	–	773	–	–	–	–	–
Accumulated write-ups, 31 Dec.	**–**	**–**	**5,079**	**4,306**	**–**	**–**	**–**	**–**
Residual value according to plan, 31 Dec.	**108**	**110**	**5,886**	**5,080**	**5**	**7**	**6**	**–**

Note 9 Financial assets

SEK M	Shares and participations Group 2001	Group 2000	Group 1999	Parent Company 2001	Parent Company 2000	Capital investment shares Group 2001	Group 2000	Group 1999
Acquisition value, 1 Jan.	1,922	5,059	1,022	32,255	32,357	1,077	939	1,084
Investments	279	480	4,042	3,758	743	–	144	–
Sales	–7	–3,903	–49	–	–845	–16	–6	–145
Net increase in associated companies during the year	–11	471	120	–	–	–	–	–
Reclassifications to joint venture or subsidiary	–71	–92	–1	–	–	–	–	–
Other reclassifications	126	–108	–	–	–	–	–	–
Translation differences	117	15	–75	–	–	–	–	–
Accumulated acquisition value, 31 Dec.	**2,355**	**1,922**	**5,059**	**36,013**	**32,255**	**1,061**	**1,077**	**939**
Write-ups, 1 Jan.	–	–	–	140	140	29	29	29
Accumulated write-ups, 31 Dec.	**–**	**–**	**–**	**140**	**140**	**29**	**29**	**29**
Write-downs, 1 Jan.	–2	–2	–	–3,336	–3,336	–1	–1	–1
Write-downs during the year	–4	–	–2	–457	–	–	–	–
Accumulated write-downs, 31 Dec.	**–6**	**–2**	**–2**	**–3,793**	**–3,336**	**–1**	**–1**	**–1**
Residual value according to plan, 31 Dec.	**2,349**	**1,920**	**5,057**	**32,360**	**29,059**	**1,089**	**1,105**	**967**

Note 10 Shares and participations

Group and Parent Company holdings of shares and participations were as follows:

SEK M	Group 2001	Group 2000	Group 1999	Parent Company 2001	Parent Company 2000
Subsidiaries	–	–	–	32,284	28,983
Associated companies	1,509	1,157	4,286	–	–
Other companies	840	763	771	76	76
Total	**2,349**	**1,920**	**5,057**	**32,360**	**29,059**

For specification, see page 64–65.

Major changes in the Parent Company's and Group's holdings were as follows:

2001

Subsidiaries

The Parent Company book value of shares in subsidiaries increased SEK 3,301 M, which represents a capital contribution to SCA Group Holding BV.

Associated companies

Increase pertains to small acquisitions and capital contributions to existing holdings.

Other companies

Other companies include shareholding in Metsa Tissue.

2000

Associated companies

Decrease pertains mainly to the sale of the holding in Modo Paper.

Note 11 Capital investment shares

Group, SEK M	Number	Book value
AB Industrivärden	12,265,774	1,089
Total	**12,265,774**	**1,089**

Of the holding in AB Industrivärden, 5,805,858 shares have been reserved for possible redemption in accordance with the so-called exchangeable bonds issued during spring of 1997. The market value of shares in AB Industrivärden exceeds the consolidated book value by SEK 635 M.

Note 12 Inventories

Group, SEK M	2001	2000	1999
Raw materials and consumables	2,205	2,014	1,979
Work in progress	824	407	334
Finished goods	3,670	3,106	2,483
Spare parts and warehouse supplies	870	864	815
Felling rights	318	245	187
Total	**7,887**	**6,636**	**5,798**

Note 13 Other current receivables

SEK M	Group 2001	Group 2000	Group 1999	Parent Company 2001	Parent Company 2000
Bills receivable	773	660	595	–	–
Prepaid expenses and accrued income	894	721	610	36	38
Other receivables	3,300	2,055	1,107	87	78
Total	**4,967**	**3,436**	**2,312**	**123**	**116**

Note 14 Untaxed reserves in Parent Company

Untaxed reserves in the Parent Company include a provision of SEK 260 M (0) to the tax equalization reserve and SEK 115 M (115) in accumulated depreciation in excess of plan.

Note 15 Shareholders' equity

Group, SEK M	Share capital	Other restricted reserves	Distributable equity	Total
2001				
Balance, 1 Jan.	2,304	15,215	22,379	39,898
New issue	18	–	–	18
Translation differences	–	2,396	274	2,670
Exchange rate differences on hedging instruments	–	–923	–	–923
Transfer between distributable and nondistributable shareholders' equity	–	–253	253	0
Equity in associated companies	–	–28	28	0
Provision to revaluation reserve	–	557	–	557
Repurchase of own shares	–	–	–18	–18
Dividend paid	–	–	–1,806	–1,806
Net earnings for the year	–	–	5,587	5,587
Balance, 31 Dec.	**2,322**	**16,964**	**26,697**	**45,983**
Total translation differences in balance at 31 Dec.	–	*455*	*844*	–
Equity method reserve in balance at 31 Dec.	–	*1,244*	–	–
2000				
Balance, 1 Jan.	2,303	14,845	16,985	34,133
Effect of changed accounting principles	–	–	–559	–559
Conversion of loan	1	14	–	15
Translation differences	–	955	218	1,173
Exchange rate differences on hedging instruments	–	–427	–	–427
Transfer between distributable and nondistributable shareholders' equity	–	–119	119	0
Equity in associated companies	–	–53	53	0
Dividend paid	–	–	–1,585	–1,585
Net earnings for the year	–	–	7,148	7,148
Balance, 31 Dec.	**2,304**	**15,215**	**22,379**	**39,898**
Total translation differences in balance at 31 Dec.	–	*–1,018*	*570*	–
Equity method reserve in balance at 31 Dec.	–	*1,272*	–	–

Parent Company, SEK M	Share capital	Share premium reserve	Legal reserve	Write-up reserve	Distributable equity	Total
2001						
Balance, 1 Jan.	2,304	6,134	451	806	14,140	23,835
New issue	18	–	–	–	–	18
Provision to revaluation reserve	–	–	–	557	–	557
Dividend paid	–	–	–	–	–1,786	–1,786
Group contribution	–	–	–	–	–15	–15
Repurchase of own shares	–	–	–	–	–18	–18
Net earnings for the year	–	–	–	–	2,427	2,427
Balance, 31 Dec.	**2,322**	**6,134**	**451**	**1,363**	**14,748**	**25,018**

For additional information on SCA shares, see page 12.

Issues, etc. 1992–2001

Since 1992, the share capital and number of shares, have increased through new issues and conversions as follows:

SEK M (except no. of shares)		No. of shares	Increase in share capital	Cash payment
1992	Conversion of debentures and new subscription through Series 1 warrants	777,453	7.8	19.6
1993	Conversion of debentures and new subscription through Series 1 warrants	4,030,286	40.3	119.1
	New issue 1:10	17,633,412	176.3	1,410.7
1994	Conversion of debentures	16,285	0.2	–
1995	Conversion of debentures	3,416,113	34.2	–
1999	New issue 1:6	32,899,989	329.0	4,579.0
2000	Conversion of debentures	101,631	1.0	15.0
2001	New issue, private placement	1,800,000	18.0	18.0

Note 15 Cont.

SCA's share capital, 31 December 2001

	No. of votes	No. of shares	Nominal amount SEK M
Class A shares	10	45,787,127	458
Class B shares	1	186,414,428	1,864
Total		**232,201,555**	2,322
Of which B shares held as treasury stock		1,800,000	18

Upon full conversion of convertible debentures outstanding at 31 December 2001 and warrants outstanding, the number of Class B shares would increase to a maximum of 189,325,542.

Note 16 Provisions for pensions

SCA has defined-benefit pension plans in those countries where the Group has substantial operations. In many cases, these pension plans cover all employees and provide benefits based on the average remuneration and period of employment the employeés have at or near retirement (so-called defined-benefit pension plans).

The total pension costs for the most important defined benefit pension plans are shown below:

SEK M	2001	2000	1999
Current service cost, excluding premiums paid by employees	321	269	293
Service cost for retroactive increases in pensions	48	–	–5
Interest expense	766	628	578
Estimated return on pension assets	–928	–819	–539
Accrual accounting of gains and losses on changed actuarial assumptions	–14	–28	3
Pension cost	**193**	**50**	**330**

The actual return in the Group's pension foundations during 2001 was a negative SEK 1,064 M (neg: 167).

Pension liabilities, net

	2001	2000
Certain funded pension plans, particularly in the UK, include surplus provisions that are reported as long-term financial receivables and which amounted to	2,198	1,733
The balance sheet shows a pension liability of	2,598	2,624
Net value of pension provisions	**400**	**891**

The summaries below show specifications of the net value of pension obligations.

Gains and losses based on changed actuarial assumptions are distributed evenly over the employee's estimated remaining period of employment, to the extent that the total gain or loss falls outside a band corresponding to 10% of the higher of the pension obligation or the market value of the pension fund assets.

The following table shows the book value stated in the balance sheet for the main defined-benefit pension plans, divided between fully or partially funded pension plans and non-funded pension plans.

31 Dec., 2001, SEK M	Fully or partly funded pension plans	Non-funded pension plans	Total
Defined benefit obligation	13,195	1,295	14,490
Market value of fund assets	–11,770	–	–11,770
Funded status	1,425	1,295	2,720
Net gains and losses not included in earnings	–2,290	–40	–2,330
Pension liability, net	–865	1,255	390
Pension plans reported according to local rules			10
Provision for pensions, net			**400**

Of the total unreported net gains and losses at 31 December 2001, SEK 1,429 M falls outside the band and is distributed over the employee's estimated period of employment, which now amounts to about 10 years.

Note 16 Cont.

31 Dec., 2000, SEK M	Fully or partially funded pension plans	Non-funded pension plans	Total
Defined benefit obligation	10,007	2,140	12,147
Market value of fund assets	–11,458	–	–11,458
Funded status	–1,451	2,140	689
Net gains and losses not included in earnings	–102	43	–59
Pension liability, net	–1,553	2,183	630
Pension plans reported according to local rules			261
Provision for pensions, net			**891**

The actual market value of the plans' assets as of 31 December 2001 includes SEK 724 M (865) pertaining to financial instruments issued by the Company.

The following table shows the trend of pension liability during the year.

31 Dec., 2001, SEK M	Fully or partly funded pension plans	Non-funded pension plans	Total
Balance, 1 January	–1,553	2,183	630
Funding, Germany	1,363	–1,363	0
New pension plans	56	204	260
	–134	**1,024**	**890**
Pension costs	28	165	193
Settlements	–2	52	50
Payments made	–670	–62	–732
Transfers between plans	–22	22	0
Translation effects	–65	54	–11
Balance, 31 Dec.	**–865**	**1,255**	**390**
Pension plans in accordance with local rules			10
Provision for pensions, net			**400**

Main actuarial assumptions (weighted average)

	2001	2000	1999
Market interest rate	5.8%	5.5%	5.9%
Estimated return on pension fund assets	7.5%	7.5%	7.2%
Future pay increases	3.2%	3.3%	3.3%
Future cost-of-living increases	2.3%	2.3%	2.1%

Parent Company

The Parent Company's reported pension liability amounted to SEK 223 M (176), of which SEK 2 M (0) pertains to PRI pensions.

Note 17 Other provisions

Other provisions amounted to SEK 2,972 M (2,238; 1,540). This includes provisions of SEK 890 M for tax risks related to structural changes, acquisitions and divestments.

Provisions were made during the year amounting to SEK 833 M for structural changes in conjunction with acquisitions. In addition, a provision of SEK 180 M was made for expanded workforce reduction programs. Withdrawals from reserves amounted to SEK 1,169 M for the ongoing restructuring programs in the Hygiene Products and Packaging business areas and for measures implemented in acquired units.

	2001	2000	1999
Balance, 1 January	2,238	1,540	1,167
Provisions for tax risks	890	–	–
Provisions in conjunction with acquisitions and divestments	833	1,224	264
Other provisions	180	174	539
Withdrawals from reserves	–1,169	–700	–430
Balance, 31 Dec.	**2,972**	**2,238**	**1,540**

Note 18 Interest-bearing debt

SEK M	Group 2001	Group 2000	Group 1999	Parent Company 2001	Parent Company 2000
Amortization within one year	4,814	2,069	153	–	1
Loans maturing within one year	–	–	5,117	–	–
Total short-term interest-bearing debt	**4,814**	**2,069**	**5,270**	**–**	**1**
Bond loans	1,152	1,287	1,406	7	7
Convertible loans	283	274	296	282	273
Other long-term loans	21,497	15,064	21,909	1,769	1,594
Total long-term interest-bearing debt	**22,932**	**16,625**	**23.611**	**2,058**	**1.874**
Total	**27,746**	**18,694**	**28,881**	**2,058**	**1,875**

Assets have been pledged as collateral for SEK 56 M (24; 122) of the long- and short-term loans.

Redemption structure for interest-bearing debt

Year	SEK M
2002	4,814
2003	6,184
2004	2,719
2005	3,028
2006	9,335
2007 and later	1,666
Total	**27,746**

Gross debt by currency

Taking into account currency swaps and other derivatives for hedging of foreign assets, SCA's gross debt is distributed among the following currencies:

Currency	Gross debt, SEK M 2001	2000	1999
EUR	4,532	6,424	9,302
GBP	8,041	7,458	7,781
SEK	–2,822	–984	6,925
DKK	2,133	2,510	2,344
USD	14,263	1,336	869
CHF	411	421	352
Other	1,188	1,529	1,308
Total	**27,746**	**18,694**	**28,881**

Convertible loans

SEK M	2001	2000	1999
1990 GBP 10,516,384 at 10%	–	–	31
Subordinated bond loan convertible to SCA Class B shares between 1 October 1990 and 31 July 2000.			
1998 SEK 296,933,616 at 0%	282	273	264
Subordinated debenture loan (personnel convertibles) which may be converted to SCA Class B shares on 30 September 2003. Application to convert must be made not earlier than 2 June 2003 and not later than 25 August 2003.			
Conversion price is SEK 255.80.			
Total loans issued by Parent Company	**282**	**273**	**295**
Bond loan issued by SCA Group Holding B.V. 1989 ECU 101 M at 4.25%	1	1	1
Subordinated bond loan convertible to SCA Class B shares between 25 April 1989 and 10 January 2004. Conversion price is SEK 122.70.			
Total loans issued by Group	**283**	**274**	**296**

Conversion of the 1998 convertible debenture loan means that a maximum of 1,160,804 Class B shares will be issued. In addition, 1.5 warrants were issued for each convertible, which means that another 1,741,206 Class B shares may be issued. The estimated premium, SEK 46 M, is reported in restricted shareholders' equity as a reserve.

Conversion of outstanding portions of the 1989 ECU loan means that a maximum of 9,104 B shares will be issued.

Note 19 Other interest-free liabilities

SEK M	Group 2001	Group 2000	Group 1999	Parent Company 2001	Parent Company 2000
Accrued expenses and prepaid income	4,511	3,712	3,521	100	77
Current tax liabilities	1,540	1,973	336	245	866
Other operating liabilities	2,529	2,258	1,787	4	6
Total interest-free current liabilities	**8,580**	**7,943**	**5,644**	**349**	**949**
Long-term interest-free liabilities	508	570	605	2	2
Total	**9,088**	**8,513**	**6,249**	**351**	**951**

Accrued expenses and prepaid income

SEK M	Group 2001	Group 2000	Group 1999	Parent Company 2001	Parent Company 2000
Accrued social costs	518	400	455	13	7
Accrued vacation pay liability	589	482	466	7	6
Accrued financial expenses	265	252	337	13	14
Other items	3,139	2,578	2,263	67	50
Total	**4,511**	**3,712**	**3,521**	**100**	**77**

Note 20 Contingent liabilities

SEK M	Group 2001	Group 2000	Group 1999	Group 1998	Group 1997	Parent Company 2001	Parent Company 2000	Parent Company 1999	Parent Company 1998	Parent Company 1997
Discounted bills	1	6	12	109	143	–	–	–	–	–
Guarantees for										
– employees	5	5	4	15	48	3	3	3	3	3
– associated companies	50	55	186	10	64	–	–	–	–	–
– customers and others	27	27	31	146	95	–	–	–	–	–
– subsidiaries	–	–	–	–	–	22,922	13,720	22,925	18,966	14,806
Other contingent liabilities	41	48	112	180	134	4	4	9	8	9
Total	**124**	**141**	**345**	**460**	**484**	**22,929**	**13,727**	**22,937**	**18,977**	**14,818**

A so-called Control Agreement was established during 1997 between SCA, through its German holding company SCA Group Holding (Deutschland) GmbH, and PWA (name changed to SCA Hygiene Products AG) effective 1 January 1998. The agreement is valid until further notice with a mutual cancellation notice period of six months. The offer to the remaining shareholders to purchase their shares for DEM 281 per share still applies pending legal consideration of the underlying valuation. The Control Agreement entails a liability for the German holding company to carry any losses that arise in SCA Hygiene Products AG during the period of the agreement. SCA has provided a surety for this commitment and to pay an annual dividend of DEM 17.15 per share to the remaining shareholders in SCA Hygiene Products AG.

SCA entered into lease-out/lease-in transactions during 1996 with American banks as counterparties pertaining to the two LWC plants in Ortviken, Sweden. The terms of the contracts are 32 and 36 years. However, SCA has the opportunity to cancel the transactions after about 18 years without incurring any financial consequences. At the time the transactions were effected, the net present value of the leasing amount which SCA has undertaken to pay amounted to about SEK 4 billion or USD 611 M. This amount, in accordance with the agreements, is partly deposited in accounts in banks with at least AA rating, and partly in U.S. securities with an AAA rating. SCA carries the credit risk against the depositary banks, but this is considered, as a result of the structure of the agreements, to be insignificant. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. Moreover, SCA is liable to take such action if the depositary bank's rating falls below A. The counterparties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 1996 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfill, or cannot fulfill the leasing contracts, SCA is liable to compensate the counterparties for financial losses which may be incurred as a result. Compensation varies during the lifetime and can amount to a maximum of about 20% of the present value of the leasing amount. The agreements were composed and examined by legal experts in Sweden and the U.S. and are considered to follow the standard practice for lease-out/lease-in transactions.

During 2000, SCA entered into a leasing transaction with American banks as counterparties pertaining to the Östrand pulp mill in Timrå, Sweden. The term of the transaction is 30 years. However, SCA has the opportunity to cancel the transactions after about 16 years without incurring any financial consequences. At the time the transactions were effected, the current value of the leasing amount which SCA has undertaken to pay amounted to about SEK 4 billion or USD 442 M. Of this amount, in accordance with the agreement, an amount corresponding to SEK 3.6 billion is partly deposited in accounts in banks with at least AA rating, and partly in U.S. securities with a AAA rating. SCA carries the credit risk against the depositary banks, but this is considered, as a result of the structure of the agreements, to be insignificant. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. The counterparties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 2000 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfill, or cannot fulfill the leasing contracts, SCA is liable to compensate the counterparties for economic losses that may be incurred as a result. Compensation varies during the lifetime and can amount to a maximum of about 15% of the present value of the leasing amount. The agreements, as in the 1996 transactions, were composed and examined by legal experts in Sweden and the U.S. and are considered to follow the standard practice for this type of transaction.

The three ships which are included in SCA's distribution system are owned and financed by three bank-controlled companies. The vessels are operated by Gorthon Lines AB under three so-called bare-boat charters and are placed at the disposal of SCA Transforest by Gorthon Lines AB under three time charters. In the event that Gorthon Lines AB does not fulfill its obligations to the owners, SCA Transforest is committed to assume the bare-boat charters on behalf of Gorthon Lines AB or acquire the vessels.

Certain subsidiaries in France, the UK and Germany entered into agreements with bank-controlled companies pertaining to the ongoing sale of certain accounts receivables through a so-called securitization program. Sold accounts receivable are reported in the consolidated accounts as a reduction in the accounts receivable line item. As a hedge against losses, the buying company receives a certain portion of the consideration for the accounts receivables. This amount is reported under other current receivables. The current costs for the program is reported as a financial expense. The total net proceeds amounted at the close of 2001 to SEK 1,263 M. The amount is reported as a reduction of net debt during the year.

In raising certain credits, at the request of the lender, companies in the Group provided letters of comfort and other, similar support letters. To the extent that similar documents are not reported as contingent liabilities, the assessment was made that said documents cannot serve as a basis for payment obligations. In addition, a negative clause was included in certain loan agreements, with the consequence that the borrower cannot, without the approval of the lender, pledge collateral for other commitments during the credit period.

In the sale of companies and operations SCA provided the customary seller guarantees.

Note 21 Assets pledged

	Group			Parent Company	
SEK M	2001	2000	1999	2001	2000
Real estate mortgages	656	571	980	481	481
Chattel mortgages	95	26	46	20	20
Other mortgages	40	55	149	40	41
Total	**791**	**652**	**1,175**	**541**	**542**

Certain of these assets were pledged as collateral for debt amounting to SEK 56 M (24; 122) at year-end 2001.

Note 22 Tax assessment values

Tax assessment values relate to assets in Sweden, as follows:

	Group			Parent Company	
SEK M	2001	2000	1999	2001	2000
Buildings	3,619	3,459	3,843	13	12
Land and other property	8,471	7,984	8,077	8,326	7,829
Total	**12,090**	**11,443**	**11,920**	**8,339**	**7,841**

Note 23 Value of forest land

SEK M	2001	2000	1999	1998	1997
Book value	5,299	5,037	4,702	4,582	4,570
Taxed forestry value	6,230	6,231	6,777	6,779	10,209

Note 24 Number of employees and wages, salaries and remuneration

	2001[1]	2000[1]	1999
Average number of employees			
SCA Group total	42,049	37,700	37,679
of whom, women	23%	22%	20%
Sweden	6,276	6,416	6,687
of whom, women	24%	23%	21%
of which, Parent Company	71	71	66
of whom, women	49%	44%	41%
Outside Sweden	35,773	31,284	30,992
of whom, women	23%	22%	20%
Number of countries	43	41	41

[1] Including SCA's share of joint-venture companies reported in accordance with the proportional consolidation method.

SEK M	2001[1]	2000[1]	1999
Wages, salaries and remuneration			
Parent Company			
Board of Directors[2], President and Exec. VPs	20	22	18
of which, variable salary	3	8	3
Other employees	46	42	37
Total, Parent Company	66	64	55
Subsidiaries			
Boards of Directors, Presidents and Exec. VPs	125	192	195
of which, variable salary	28	42	38
Other employees	12,605	10,030	10,543
Total, subsidiaries	12,730	10,222	10,738
Group total	**12,796**	**10,286**	**10,793**
of which, Boards of Directors, Presidents and Exec. VPs	145	214	213
of which, variable salary	31	50	41

[1] Including SCA's share in joint-venture companies reported in accordance with the proportional consolidation method.

[2] Includes SEK 2.6 M (2.7; 2.0) Board fees approved by the Annual General Meeting.

Note 24 Cont.

SEK M	2001[1]	2000[1]	1999[1]
Statutory and contractual payroll expenses			
Parent Company	49	46	39
of which, pension costs[2]	30	30	22
Subsidiaries	3,525	2,734	3,071
of which, pension costs	635	638	721
Group total	**3,574**	**2,780**	**3,110**
of which, pension costs[3]	665	668	743

[1] Including SCA's share in joint-venture companies reported in accordance with the proportional consolidation method.

[2] SEK 13 M (22; 18) of Parent Company pension costs pertain to the Board, President and Exec. VPs. Former Presidents, Exec. VPs and their survivors are included. The company's outstanding pension commitments to them amount to SEK 119 M (107: 68).

[3] SEK 45 M (58; 39) of pension costs pertain to the Boards, Presidents and Exec. VPs. Former Presidents, Exec. VPs and their survivors are included. The company's outstanding pension commitments to them amount to SEK 293 M (241; 234).

Distribution of employees by age groups:	21–30	31–40	41–50	51–60
	17%	32%	29%	19%

1% of SCA's employees are under the age of 20, and 2% are older than 60.

SCA invests an average of SEK 150 M annually in competence-enhancement measures, corresponding to slightly more than SEK 4,000 per employee.

The added-value per employee in 2001 amounted to SEK 626,000 (622,000).

Personnel turnover in the Group during 2001 was about 9%.

The proportion of college-educated personnel amounts to slightly more than 9%.

Note 25 Executive management conditions of employment

The Chairman of the Board of Directors, Bo Rydin, who previously held the position of Chief Executive Officer (CEO), received contractual pension payments during 2001, and as Board Chairman of SCA and its Salary Committee he received a Board fee of SEK 950,000 (900,000).

During 2001, the CEO, Sverker Martin-Löf, received SEK 6,916,348 (6,519,736), car benefits (fuel excluded) and housing benefits. The CEO, as well as other senior executives in the Group, are parties to a bonus agreement that is described in detail in Note 26. The bonus system, in regard to the CEO, has during 2001 resulted in a bonus corresponding to 30% (30) of the base salary.

The pension agreement for the CEO is formulated so that the old age pension (including general pension benefits) is paid from the age of 65 at 70% of salary at retirement (excluding bonus). This is contingent upon employment being sustained during at least 20 years from the date the CEO reached 40 years of age. Upon termination at the request of the Company, the pension age may be reduced to not lower than 55. Upon termination of employment at the CEO's request between the ages of 55 and 60, a paid-up policy is received for pension payments from age 60. In the case of the CEO, the company also paid out SEK 105,755 (105,255) in 2001 pertaining to supplementary pension commitments.

Moreover, the agreement with the CEO stipulates that, in the event of termination of employment after age 55, he is entitled to be transferred to a position as expert advisor. Pension benefits are not paid while serving in the position of expert advisor.

The agreement with the CEO stipulates a period of notice of termination of five years if such notice is given prior to age 60. This notice period, which is mutual and accordingly also applies upon termination at the request of the employee, is reduced to two years after age 60. The agreement does not contain any stipulations with regard to severance pay.

Sverker Martin-Löf has announced that in conjunction with the Annual General Meeting in April 2002 he intends resign his position as President and CEO in conjunction with the Annual General Meeting. The Board has announced that it intends to chose Sverker Matin-Löf as new Board Chairman in conjunction with the Annual General Meeting. In accordance with the Company's agreement with Sverker Martin-Löf, from the time he leaves his position and for five years thereafter, Sverker Martin-Löf will in most respects retain his employment benefits (excluding bonus).

In the case of other senior executives in the Group there is a pension plan which, in the normal case, grants the executive the right at age 65 to receive a pension (including general pension benefits) at up to 70% of the salary. Normally, full pension requires the executive having been employed in the Group for 20 years. Upon termination of employment prior to reaching retirement age, a paid-up policy is received for pension payments from age 65, under the condition that the executive, after reaching the age of 40, has been employed in the Group for at least three years.

Note 26 Executive incentive system

SCA's incentive system is characterized by a strong link between the individual's opportunity to receive a bonus and the appreciation in value of the SCA share that accrues to the shareholders. The program involves some 60 executives at the Group and business area level. The incentive system involves two parts: a long-term component (3 years) and a short-term component (1 year).

The long-term element is based on a rolling earnings period of three years. The outcome depends on how the value (so-called effective return) on the SCA Class B shares develops during a three-year period in relation to the growth in value of SCA's competitors in Sweden and other countries, and on stock exchange as a whole. For the CEO and the business area presidents, after a three-year period, the maximum bonus can amount to 45% of base salary, which is paid in its entirety in SCA shares. For the other executives included in the program, the maximum outcome can be 35% of the base salary, of which 30% paid in SCA shares, and 5% in cash. A general condition for payment of a bonus is that the dividend on the SCA Class B shares not be reduced in relation to the year-earlier dividend. The costs related to the maximum payment for the current program has been hedged taking into account the increase in price of the SCA share.

The long-term component of the bonus system above expires as of year-end 2002 when the program under which allotment was made in 2000 expires. For the time thereafter allotment was made in accordance with a two-year stock option program at no cost to the employee. At the same time, the compensation level was reduced from 45% (respectively 35%) to 20% of the base salary. Accordingly, the CEO was allotted 40,000 options for 2001 and the same number will be allotted for 2002. Other executives covered by the program have been allotted options at a value at allotment that does not exceed about 20% of the individual's base salary. The total number of stock options that can be allotted for both years to the executives concerned amounts to 1,800,000. The lifetime of the options is seven years and 1/3 of the options can be exercised after one year, 1/3 after two years and the remaining 1/3 after three years. At exercise of the options, the employees shall effect payment corresponding to the average last paid price of the SCA B share at a certain period prior to the allotment time. The exercise price for the options allotted in 2001 was established based on the average market price during a ten-day period in May 2001, SEK 220.00.

The short-term component is based on an earnings period of one year. The bonus amount, which for 2001 and 2002 cannot exceed a maximum of 15% of the base salary, is related to whether or not targets established for operating cash flow are achieved during the year. The bonus payments deriving from the short-term component are paid in cash. The targets for the short-term component for the CEO and the presidents of the business areas are established each year by the Salary Committee of the Board of Directors. The targets for the other executives are set by the CEO.

Note 27 Part ownership and option program

In 1998, employees in ten countries were offered the chance to invest in so-called options convertibles in order to become part-owners in SCA with a limited amount of risk. Subscription could occur in blocks of not less than SEK 9,756 (1 lot) and not more than SEK 487,800 (50 lots). In total, approximately 12,000 employees subscribed for options totaling SEK 296 M. The program will be in effect for five years. Each subscription lot consists of 36 convertibles and 54 options, each carrying the right for conversion/subscription to one Class B share in SCA. Conversion can be effected during the period 2 June – 25 August 2003, while subscription through exercise of the warrants can be effected during the period 1 October 1998 – 25 August 2003. Conversion price/subscription price was set at SEK 271. After adjustment for new issues in 1999, each convertible carries rights to 1.06 shares and each warrant to subscribe for 1.06 shares. The new conversion/exercise price is SEK 255.80 per share.

In 1999, senior executives in the Group were invited to participate in a five-year option program. Custos, Industrivärden and Skandia issued a total of 942,000 call options, of which 100,000 were subscribed by the CEO and between 1,000 and 60,000 options were subscribed by the 83 other senior executives in Sweden and abroad. The price of the options was established at SEK 20 per option, which was the market price. Each call option grants the right, from 26 April 2004 through 28 May 2004, to acquire one B share in SCA at a redemption price of SEK 283. After adjustment for the new issue in 1999, each call option carries rights to acquire 1.06 shares at an exercise price of SEK 266.79 per share. The exercise price will be adjusted if dividend growth deviates from the assumed level of 13% annually.

Specification to Note 10

Parent Company shareholdings in subsidiaries 31 Dec. 2001

Company name	Reg. no.	Registered office	No. of shares	Capital %	Book value, SEK M
Swedish subsidiaries:					
SCA Research AB	556146-6300	Stockholm	1,000	100	0
AB SCA Finans	556108-5688	Stockholm	420,750	100	4,650
SCA Kraftfastigheter AB	556449-7237	Stockholm	1,000	100	0
Fastighets- och Bostadsaktiebolaget FOBOF	556047-8520	Stockholm	1,000	100	0
SCA Försäkrings AB	516401-8540	Stockholm	140,000	100	14
SCA Recovered Papers Holding AB	556537-5739	Stockholm	1,000	100	0
SCA Konsult AB	556351-6029	Stockholm	1,000	100	0
Foreign subsidiaries:					
SCA Group Holding B.V.	33181970	Amsterdam	246,347	100	27,504
SCA Reinsurance Ltd	168575	Dublin	5,000,000	100	116
Parent Company shareholdings in subsidiaries					**32,284**

Group holdings of shares and participations in associated companies, 31 December 2001

Company name	Reg. no.	Registered office	No. of shares	Capital %	Book value, SEK M
SCA Weyerhaeuser Packaging Holding Co Asia Ltd		Hong Kong	158,720	50	131
SCA Packaging India Ltd		India	7,731,882	50	11
Staper Ltd	1130403	Aylesford	100,000	50	7
Packaging Italy		Arcore		40	18
Atkasan		Izmir	44,625	35	5
Kaplamin Ambalaj Sanayi ve Ticaret AS		Izmir	8,750,000	29	126
Ova SCA Packaging Ambalais Ticaret AS		Tarsus	3,783,000	29	39
Lantero Carton		Madrid	10,000	25	242
Selkasan Kagit ve Paketleme Malzemeleri Imalati Sanayi ve Ticaret AS		Manisa	9,277,800	15	43
IL Returpapper	556056-2687	Stockholm	28,000	29	3
Central Package Singapore Private Ltd.		Singapore	12,464,754	48	296
Bio Energi i Norrland AB	556129-8885	Härnösand	4,250	43	8
Les Bois de la Baltique SA		Rochefort	75,000	33	13
Paredes	B955 509 609	Genas	43,747	23	63
Papyrus	FN124517p	Vienna		33	6
GAE Smith	1075198	Leicester	44,300	50	63
Sundsvallshamn AB	556015-8072	Sundsvall	27,000	45	11
Scaninge Timber AB	556584-5194	Bollsta Bruk	665,348	59[1]	416
Other associated companies					8
Book value, associated companies					**1,509**

[1] 50% of votes.

The difference between the book value in the Group and the Group's share in shareholders' equity of associated companies amounts to SEK 138 M.

Supplementary information pertaining to joint ventures

	Companies reported in accordance with the proportional method[1]	Companies reported in accordance with the equity method[1]
STATEMENT OF EARNINGS		
Net sales	3.351	696
Operating expenses	–2.756	–642
Operating profit	**595**	**54**
Financial items	–86	–70
Profit/loss after financial items	**509**	**–16**
Taxes	–164	4
Net earnings for the year	**345**	**–12**
BALANCE SHEET		
Fixed assets	2.900	2.456
Current assets	1.516	354
Total assets	**4.416**	**2.810**
Shareholders' equity	2.444	782
Provisions	0	120
Liabilities	1.972	1.908
Total shareholders' equity, provisions and liabilities	**4.416**	**2.810**
Average number of employees	1.911	281
Of whom, women	26%	11%

[1] Pertains to SCA's share.

Number of employees by country:		Of which, women
Australia	118	24%
Colombia	946	29%
Ecuador	288	27%
Mexico	140	32%
UK	199	12%
Sweden	281	11%
Tunisia	97	11%
Other countries	123	35%
Total	**2,192**	**24%**

The proportional method was applied for all joint-venture companies, with the exception of Scaninge Timber AB, which is reported in accordance with the equity method.

Group holdings of shares and participations in major companies 31 Dec. 2001

Company name	Reg. no.	Registered office	Capital %
SCA GROUP HOLDING B.V.	33181970	Amsterdam	100
SCA Graphic Holding AB	556479-2058	Stockholm	100
SCA Forest Products AB	556379-3586	Sundsvall	100
SCA Graphic Sundsvall AB	556093-6733	Sundsvall	100
SCA Timber AB	556047-8512	Sundsvall	100
SCA Skog AB	556048-2852	Sundsvall	100
SCA Transforest AB	556431-6965	Sundsvall	100
– SCA Austria AG	36130	Hallein	100
– SCA Graphic Laakirchen AG	FN 171841H	Laakirchen	100
SCA Graphic Paper Holding BV	34109261	Amsterdam	100
– Aylesford Newsprint Holdings Ltd	2816412	Aylesford	50
SCA Hygiene Products Holding BV	33305322	Amsterdam	100
SCA Hygiene Holding AB	556479-2181	Stockholm	100
SCA Hygiene Products AB	556007-2356	Härryda	100
– SCA Hygiene Products S.A.	A-28451383	Madrid	100
– SCA Mölnlycke Ltd	47636	Dunmanway	100
– Uni-Charm Mölnlycke KK	660779	Tokyo	50
– SCA Hygiene Products Kft	13-09-063186	Nagykata	100
– SCA Hygiene Products spol.s.r.o.	31723837	Gemerská-Hôrka	100
– SCA Hygiene Products Lda	PT 503237612	Linda-a-Velha	100
– SCA UK Holdings Ltd	366535	Aylesford	100
SCA Hygiene Products Ltd	577116	Dunstable	100
SCA Hygiene Products Uk Ltd	3226403	Prudhoe	100
– SCA Hygiene Products De Breul Holding B.V.	30-128595	Zeist	100
SCA Hygiene Products AG	020.3.917.992-8	Regensdorf	100
– SCA Hygiene Products A/S	915620019	Tönsberg	100
– SCA Hygiene Products Inc.	421987	Ontario	100
– Sancela SA de CV	SAN-790424-8KI	Mexico City	49
– Uni-Charm Mölnlycke BV	330631	Hoogezand	40
– SCA Hygiene Products Taiwan	16093200	Taipei	100
– SCA Hygiene Products o.o.o.	7704173838	Moscow	100
SCA Group Holding Deutschland GmbH	HRB4014	Mettman	100
SCA Hygiene Products AG	HRB42709	Munich	97
– SCA Hygiene Products Holding GmbH	HRB10455	Raubling	100
– SCA Hygiene Products Corp.	18818	Manila	100
– SCA Hygiene Products Sp.z.oo	Wroclaw Abt. B 7243	Wroclaw	100
– ooo Svetogorsk	P-11430.17	Svetogorsk	100
– SCA Hygiene Products S.A.	475581948	Linselles	100
– SCA North America Inc	23-3061590	Delaware	100
– SCA Hygiene Paper Inc	94-2343517	San Ramon	100
– SCA Incontinence Care North America Inc	58-2011277	Delaware	100
– SCA Tissue North America Inc	23-3066909	Delaware	100
– SCA Packaging North America Inc	52-2302925	Delaware	100
– Tuscarora Inc	25-1119372	Pennsylvania	100
SCA Packaging Deutschland Holding GmbH	HRB61506	Berlin	100
– PWA Packaging Beteiligungen GmbH	HRB5220	Mannheim	100
SCA Packaging Deutschland AG & Co KG	HRA3009	Mannheim	100
– SCA Packaging Containerboard Deutschland	HRB 3097	Traunstein	100
SCA Packaging Holding BV	196416	Amsterdam	100
SCA Finance BV		Eerbeek	100
SCA Packaging International BV		Amsterdam	100
SCA Packaging Obbola AB	556147-1003	Umeå	100
SCA Packaging Munksund AB	556237-4859	Piteå	100
SCA Packaging Belgium NV	153373	Gent	100
SCA Packaging Denmark Holding AS	A/S220.103	Grenå	100
SCA Packaging Sweden AB	556036-8507	Värnamo	100
SCA Packaging Finanziaria Spa		Arcore	100
SCA Packaging Ltd	53913	Aylesford	100
SCA Raw Materials and Logistics Holding AB	556513-8590	Stockholm	100
SCA Raw Materials and Logistics Holding BV	33287945	Amsterdam	100
SCA Recycling UK Ltd	214967	Aylesford	100
SCA Recycling France SA	B404148439	Suresnes	100
SCA RML Europe NV	593097	Zaventem	100
SCA Recycling Belgium NV	608601	St Stevens Woluwe	100
Italmaceri Srl	737369	Turin	50
SCA Coordination Center NV	547534	Brussels	100

The complete statutory specifications are included in the Annual report submitted to the National Swedish Patent and Registration Office. This specification for the years 1997–2001 is available from SCA, Corporate Communications, Box 7827, SE-103 97 Stockholm, Sweden.

Proposed disposition of earnings

As shown in the consolidated balance sheet, distributable shareholders' equity amounts to SEK 26,697 M.
Distributable shareholders' equity at the Parent Company:

retained earnings	12,338,308,180
earnings for the year	2,427,299,285
Total SEK	**14,765,607,465**

The Board of Directors and the President recommend:

to be distributed to the shareholders, a dividend of SEK 8.75 per share	2,016,013,606
retained earnings to be carried forward	12,749,593,859
Total SEK	**14,765,607,465**

Stockholm, 22 February 2002

Bo Rydin
Chairman

Jörgen Andersson

Erik Engström

Sören Gyll

Tom Hedelius

Bruno Lundgren

Anders Nyrén

Lars Ramqvist

Alf Söderlund

Sverker Martin-Löf
President

Our audit report was submitted on 22 February 2002

Robert Barnden
Authorized Public Accountant

Audit report

To the general meeting of the shareholders of Svenska Cellulosa Aktiebolaget SCA (publ)
Reg. No: 556012-6293

We have audited the Parent Company and the consolidated financial statements, the accounts and the administration of the Board of Directors and the President of Svenska Cellulosa Aktiebolaget SCA (publ) for 2001. These accounts and the administration of the Company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the financial statements and the administration based on our audit.

We conducted our audit in accordance with Generally Accepted Auditing Standards in Sweden. Those Standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the financial statements. As a basis for our opinion, we examined significant decisions, actions taken and circumstances of the Company in order to be able to determine the possible liability to the Company of any Board member or the President. We have also examined whether any Board member or the President acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

In our opinion, the Parent Company and the consolidated financial statements have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the Group's results and financial position in accordance with Swedish GAAP.

We recommend that the General Meeting adopt the income statements and the balance sheets of the Parent Company and the Group, that the profit of the Parent Company be dealt with in accordance with the proposal in the Board of Directors' Report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, 22 February 2002

PricewaterhouseCoopers AB

Robert Barnden
Authorized Public Accountant

Quarterly data

Business areas

	Full year 2001	2001 IV	2001 III	2001 II	2001 I	Full year 2000	2000 IV	2000 III	2000 II	2000 I
NET SALES (SEK M)										
Hygiene Products	40,797	10,668	10,580	10,963	8,586	31,040	8,291	7,848	7,499	7,402
Consumer products	*20,954*	*5,366*	*5,341*	*5,206*	*5,041*	*18,373*	*4,828*	*4,662*	*4,440*	*4,443*
AFH and incontinence products	*19,843*	*5,302*	*5,239*	*5,757*	*3,545*	*12,667*	*3,463*	*3,186*	*3,059*	*2,959*
Packaging	29,230	7,400	7,284	7,659	6,887	24,636	6,752	6,093	6,015	5,776
Forest Products	13,556	3,621	3,257	3,296	3,382	12,876	3,376	3,228	3,177	3,095
Pulp, Timber and Solid wood products	*5,706*	*1,496*	*1,302*	*1,386*	*1,522*	*5,719*	*1,399*	*1,499*	*1,410*	*1,411*
Publication paper	*7,850*	*2,125*	*1,955*	*1,910*	*1,860*	*7,157*	*1,977*	*1,729*	*1,767*	*1,684*
Other operations	1,822	538	429	430	425	1,484	365	390	347	382
Intra-Group deliveries	–3,025	–718	–757	–792	–758	–2,879	–754	–775	–687	–663
Total net sales	**82,380**	**21,509**	**20,793**	**21,556**	**18,522**	**67,157**	**18,030**	**16,784**	**16,351**	**15,992**
OPERATING SURPLUS (SEK M)										
Hygiene Products	6,632	1,863	1,759	1,740	1,270	4,451	1,283	1,131	1,001	1,036
Consumer products	*3,445*	*1,012*	*915*	*775*	*743*	*2,483*	*731*	*645*	*536*	*571*
AFH and incontinence products	*3,187*	*851*	*844*	*965*	*527*	*1,968*	*552*	*486*	*465*	*465*
Packaging	4,846	1,177	1,199	1,258	1,212	4,248	1,197	1,067	982	1,002
Forest Products	4,111	1,068	1,007	1,003	1,033	3,758	997	942	950	869
Pulp, Timber and Solid wood products	*1,526*	*366*	*314*	*379*	*467*	*1,696*	*437*	*462*	*444*	*353*
Publication paper	*2,585*	*702*	*693*	*624*	*566*	*2,062*	*560*	*480*	*506*	*516*
Other operations	–221	–51	–60	–54	–56	2,017	78	2,007	–30	–38
Total operating surplus	**15,368**	**4,057**	**3,905**	**3,947**	**3,459**	**14,474**	**3,555**	**5,147**	**2,903**	**2,869**
OPERATING PROFIT (SEK M)										
Hygiene Products	4,473	1,240	1,200	1,175	858	2,909	865	740	631	673
Consumer products	*2,269*	*699*	*611*	*492*	*467*	*1,394*	*455*	*361*	*267*	*311*
AFH and incontinence products	*2,204*	*541*	*589*	*683*	*391*	*1,515*	*410*	*379*	*364*	*362*
Packaging	3,286	777	800	851	858	2,977	854	787	671	665
Forest Products	2,976	776	710	730	760	2,720	734	693	686	607
Pulp, Timber and Solid wood products	*1,158*	*282*	*230*	*266*	*380*	*1,372*	*359*	*389*	*355*	*269*
Publication paper	*1,818*	*494*	*480*	*464*	*380*	*1,348*	*375*	*304*	*331*	*338*
Fine paper, paper merchanting[1]	–	–	–	–	–	644	–	120	306	218
Other operations	–233	–60	–62	–53	–58	2,013	77	2,005	–29	–40
Operating profit before goodwill amortization	**10,502**	**2,733**	**2,648**	**2,703**	**2,418**	**11,263**	**2,530**	**4,345**	**2,265**	**2,123**
Goodwill amortization*	–1,010	–281	–258	–266	–205	–729	–196	–189	–172	–172
Total operating profit	**9,492**	**2,452**	**2,390**	**2,437**	**2,213**	**10,534**	**2,334**	**4,156**	**2,093**	**1,951**
– of which, nonrecurring items	–	–	–	–	–	2,031	–	2,031	–	–
Total operating profit excluding nonrecurring items	9,492	2,452	2,390	2,437	2,213	8,503	2,334	2,125	2,093	1,951
*** Goodwill amortization:**										
Hygiene Products	–330	–104	–84	–87	–55	–189	–51	–48	–44	–46
Packaging	–342	–94	–87	–94	–67	–223	–63	–63	–50	–47
Common	–338	–83	–87	–85	–83	–317	–82	–78	–78	–79
Group	**–1,010**	**–281**	**–258**	**–266**	**–205**	**–729**	**–196**	**–189**	**–172**	**–172**
MARGINS (%)										
Operating surplus margin										
Hygiene Products	16	17	17	16	15	14	15	14	13	14
Consumer products	*16*	*19*	*17*	*15*	*15*	*14*	*15*	*14*	*12*	*13*
AFH and incontinence products	*16*	*16*	*16*	*17*	*15*	*16*	*16*	*15*	*15*	*16*
Packaging	17	16	16	16	18	17	18	18	16	17
Forest Products	30	29	31	30	31	29	30	29	30	28
Pulp, Timber and Solid wood products	*27*	*24*	*24*	*27*	*31*	*30*	*31*	*31*	*31*	*25*
Publication paper	*33*	*33*	*35*	*33*	*30*	*29*	*28*	*28*	*29*	*31*
Operating margin excl. goodwill amortization										
Hygiene Products	11	12	11	11	10	9	10	9	8	9
Consumer products	*11*	*13*	*11*	*9*	*9*	*8*	*9*	*8*	*6*	*7*
AFH and incontinence products	*11*	*10*	*11*	*12*	*11*	*12*	*12*	*12*	*12*	*12*
Packaging	11	11	11	11	13	12	13	13	11	12
Forest Products	22	21	22	22	22	21	22	21	22	20
Pulp, Timber and Solid wood products	*20*	*19*	*18*	*19*	*25*	*24*	*26*	*26*	*25*	*19*
Publication paper	*23*	*23*	*25*	*24*	*20*	*19*	*19*	*18*	*19*	*20*

[1] Fine paper operations are reported to and including the third quarter 2000 as a share in earnings of Modo Paper AB.

Group

	Full year 2001	2001 IV	2001 III	2001 II	2001 I	Full year 2000	2000 IV	2000 III	2000 II	2000 I
EARNINGS (SEK M)										
Net sales	82,380	21,509	20,793	21,556	18,522	67,157	18,030	16,784	16,351	15,992
Operating surplus	15,368	4,057	3,905	3,947	3,459	14,474	3,555	5,147	2,903	2,869
Depreciation according to plan, fixed assets	–4,880	–1,323	–1,260	–1,260	–1,037	–3,923	–1,048	–949	–952	–974
Amortization according to plan, goodwill	–1,010	–281	–258	–266	–205	–729	–196	–189	–172	–172
Share in earnings of Modo Paper AB[1]	–	–	–	–	–	644	–	120	306	218
Share in earnings of other associated companies	14	–1	3	16	–4	68	23	27	8	10
Operating profit	**9,492**	**2,452**	**2,390**	**2,437**	**2,213**	**10,534**	**2,334**	**4,156**	**2,093**	**1,951**
Financial items	–1,402	–340	–392	–420	–250	–1,207	–286	–320	–320	–281
Earnings after financial items	**8,090**	**2,112**	**1,998**	**2,017**	**1,963**	**9,327**	**2,048**	**3,836**	**1,773**	**1,670**
– excluding nonrecurring items	–	–	–	–	–	7,296	–	1,805	–	–
Income taxes	–2,444	–650	–578	–591	–625	–2,133	–648	–349	–587	–549
Minority interest	–59	–10	–15	–19	–15	–46	–11	–7	–16	–12
Net earnings after tax	**5,587**	**1,452**	**1,405**	**1,407**	**1,323**	**7,148**	**1,389**	**3,480**	**1,170**	**1,109**
– excluding nonrecurring items	–	–	–	–	–	4,917	–	1,249	–	–
Earnings per share, SEK	**24.05**	**6.26**	**6.07**	**6.04**	**5.68**	**30.64**	**5.96**	**14.91**	**5.01**	**4.76**
– excluding nonrecurring items	–	–	–	–	–	21.09	–	5.36	–	–
MARGINS (%) excluding nonrecurring items										
Operating surplus margin	18.7	18.9	18.8	18.3	18.7	18.5	19.7	18.6	17.8	17.9
Operating margin, excl. goodwill amortization	12.7	12.7	12.7	12.5	13.1	13.7	14.0	13.8	13.9	13.3
Operating margin	11.5	11.4	11.5	11.3	12.1	12.7	13.0	12.7	12.8	12.2
Financial net margin	–1.7	–1.6	–1.9	–2.0	–1.4	–1.8	–1.6	–1.9	–1.9	–1.8
Profit margin	**9.8**	**9.8**	**9.6**	**9.3**	**10.6**	**10.9**	**11.4**	**10.8**	**10.9**	**10.4**

[1] Fine paper operations are reported to and including the third quarter 2000 as a share in earnings of Modo Paper AB.

Group by country

	Net sales				Average no. of employees[1]				Salaries[1]	
	SEK M 2001	%	SEK M 2000	%	2001	of whom, women %	2000	of whom, women %	SEK M 2001	SEK M 2000
Sweden	**6,861**	**8**	**6,631**	**10**	**6,276**	**24**	**6,416**	**23**	**2,005**	**1,924**
EU excl. Sweden										
Great Britain	12,670	16	11,618	17	5,995	18	6,306	18	2,086	2,091
Germany	11,755	14	10,736	16	4,969	16	5,026	17	1,964	1,748
France	7,498	9	7,356	11	3,544	24	3,353	24	825	899
Italy	4,842	6	4,500	7	1,410	22	1,350	19	519	307
The Netherlands	4,450	5	3,789	6	2,248	12	2,368	11	917	732
Denmark	3,346	4	3,067	5	1,744	20	1,878	20	665	634
Belgium	2,438	3	1,919	3	1,136	20	1,145	20	437	359
Spain	2,306	3	2,056	3	441	32	488	24	128	102
Austria	1,725	2	1,636	2	1,474	14	1,434	16	544	496
Finland	1,322	2	938	1	510	32	488	31	99	49
Greece	1,112	1	742	1	507	16	577	20	93	48
Ireland	678	1	732	1	99	44	102	34	25	24
Portugal	631	1	525	1	227	51	202	25	36	24
Luxembourg	54	0	57	0	–	–	–	–	–	–
Total EU, excl. Sweden	**54,827**	**67**	**49,671**	**74**	**24,304**	**19**	**24,717**	**19**	**8,338**	**7,513**
Rest of Europe										
Norway	1,650	2	1,585	2	241	45	267	44	141	106
Switzerland	992	1	895	1	422	27	417	24	195	160
Poland	688	1	665	1	352	32	404	34	54	47
Hungary	590	1	465	1	251	32	236	40	27	22
Czech Republic	589	1	523	1	916	52	825	48	65	35
Latvia	142	0	72	0	26	62	–	–	3	–
Lithuania	132	0	61	0	323	34	333	29	16	5
Slovakia	129	0	85	0	396	30	339	29	18	13
Estonia	119	0	54	0	89	23	84	31	6	2
Rumania	75	0	66	0	8	25	–	–	0	–
Turkey	40	0	66	0	–	–	–	–	–	–
Other	314	1	238	1	5	20	0	36	0	0
Total rest of Europe	**5,460**	**7**	**4,775**	**7**	**3,029**	**38**	**2,905**	**37**	**525**	**390**
Rest of world										
United States	9,877	12	2,161	3	4,833	31	411	40	1,619	233
Canada	927	1	687	1	201	3	197	42	94	66
Colombia	749	1	633	1	946	29	913	18	61	55
Russia	644	1	347	1	1,054	33	1,068	39	20	20
Mexico	614	1	325	0	418	21	120	33	37	12
Japan	279	0	286	0	45	79	35	68	22	16
Other	2,142	2	1,641	3	943	26	918	26	75	57
Total rest of world	**15,232**	**18**	**6,080**	**9**	**8,440**	**29**	**3,662**	**32**	**1,928**	**459**
SCA GROUP	**82,380**	**100**	**67,157**	**100**	**42,049**	**23**	**37,700**	**22**	**12,796**	**10,286**

[1] *Including SCA's share in joint-venture companies.*

Ten-year comparison

SEK M	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
STATEMENT OF EARNINGS										
Net sales	**82,380**	67,157	64,896	61,273	58,595	55,405	65,317	33,676	33,420	32,137
Operating profit[1]	**9,492**	10,534	6,733	6,428	5,568	4,581	7,350	1,810	2,172	8,608
Hygiene Products	**4,473**	2,909	2,613	2,463	2,611	2,277	1,254	676	1,012	781
Packaging	**3,286**	2,977	2,216	1,510	1,219	939	2,370	910	680	462
Forest Products	**2,976**	2,720	2,123	2,046	1,259	1,352	2,483	–	–	–
Graphic Paper	**–**	–	–	–	–	–	–	495	35	–313
Forest and Timber	**–**	–	–	–	–	–	–	869	515	375
Fine Paper and paper merchanting	**–**	644	491	528	438	–235	739	–	–	–
Other operations	**–233**	–18	–108	285	384	436	299	193	–11	197
Divested units	–	–	–	3	29	100	210	175	204	777
Goodwill amortization	**–1,010**	–729	–602	–407	–372	–288	–301	–288	–287	–248
Nonrecurring items[2]	–	2,031	–	–	–	–	296	–1,220	25	6,577
Financial income	**380**	531	322	280	280	319	296	252	217	319
Financial expense	**–1,782**	–1,738	–1,534	–1,539	–1,391	–1,327	–1,915	–1,002	–1,179	–1,899
Earnings after financial items	**8,090**	9,327	5,521	5,169	4,457	3,573	5,731	1,060	1,210	7,028
Income taxes	**–2,444**	–2,133	–1,849	–1,680	–1,337	–1,144	–1,915	–423	–79	–796
Minority interest	**–59**	–46	–70	–110	–361	–312	–352	–82	–60	–32
Net earnings for the year[3]	5,587	**7,148**	**3,602**	**3,379**	**2,759**	**2,117**	**3,464**	**555**	**1,071**	**6,200**
BALANCE SHEET[4]										
Fixed assets (excl. financial receivables)	**76,967**	60,962	61,065	55,147	50,351	48,599	46,822	31,336	30,983	30,613
Receivables and inventories	**23,338**	21,765	18,311	18,790	16,726	15,461	16,435	10,606	10,409	10,775
Financial receivables	**3,888**	3,497	1,278	1,485	1,370	1,072	1,128	131	175	212
Short-term investments	**406**	502	2,930	1,132	676	1,469	1,692	1,873	1,296	3,435
Cash and bank balances	**2,189**	1,440	1,630	1,819	1,582	1,393	2,053	982	1,388	1,064
Total assets	**106,788**	88,166	85,214	78,373	70,705	67,994	68,130	44,928	44,251	46,099
Shareholders' equity	**45,983**	39,898	34,133	28,404	24,653	22,906	22,024	19,590	19,963	18,284
Minority interests	**736**	612	587	1,386	1,496	3,331	3,493	853	916	807
Provisions[5]	**14,870**	13,242	8,632	10,906	10,452	9,441	–	–	–	–
Interest-bearing debt	**27,746**	18,694	28,881	25,806	22,647	21,396	22,439	13,559	13,673	15,510
Operating and other interest-free liabilities	**17,453**	15,720	12,981	11,871	11,457	10,920	20,174	10,926	9,699	11,498
Total shareholders' equity and liabilities	**106,788**	88,166	85,214	78,373	70,705	67,994	68,130	44,928	44,251	46,099
Capital employed[6]	**67,878**	57,501	54,616	47,400	44,840	43,311	47,408	31,780	31,459	29,581
Net debt, incl. pension provisions	**23,861**	15,880	24,073	24,756	22,254	20,615	20,363	–	–	–
Net debt, excl. pension provisions	–	–	–	–	–	–	–	10,573	10,814	10,799
CASH FLOW										
Operating cash flow	**14,206**	9,005	8,707	6,678	6,631	5,959	6,533	2,422	2,689	2,930
Cash flow from current operations	**11,249**	6,652	6,740	3,875	4,850	4,210	4,772	1,174	1,313	1,388
Cash flow before dividend	**–4,254**	10,609	–3,760	345	482	2,006	–3,673	504	2,285	5,278
Current capital expenditures	**3,479**	2,245	2,046	2,058	2,207	2,489	2,927	1,377	1,479	1,461
Strategic capital expenditures	**1,469**	1,121	2,615	2,248	983	1,126	1,849	1,599	74	316
Acquisitions	**13,286**	2,349	10,400	2,793	3,431	1,558	7,698	821	520	383
KEY RATIOS[7]										
Equity/assets, %	**44**	46	41	38	37	39	37	46	47	41
Interest coverage, multiple	**6.8**	8.7	5.6	5.1	5.0	4.5	4.5	2.4	2.3	5.5
Debt payment capacity, incl. pension provisions, %	**51**	49	33	32	33	30	31	–	–	–
Debt/equity ratio, incl. pension provisions, multiple	**0.51**	0.39	0.69	0.83	0.85	0.79	0.80	–	–	–
Debt/equity ratio, excl. pension provisions, multiple	–	–	–	–	–	–	–	0.52	0.52	0.57
Return on capital employed, %	**14**	18	12	14	12	11	16	6	7	29
Return on shareholders' equity, %	**13**	20	12	13	12	10	17	3	6	47
Operating margin, %	**12**	16	10	11	10	8	11	5	6	27
Net margin, %	**7**	11	6	6	5	4	5	2	3	19
Capital turnover rate, multiple	**1.21**	1.17	1.19	1.29	1.31	1.28	1.38	1.06	1.06	1.09
Operating cash flow per share, SEK	**48.38**	28.49	31.23	18.37	23.01	19.97	23.45	5.57	6.54	6.94
Earnings per share, SEK	**24.05**	30.64	16.73	16.03	13.11	10.05	16.45	2.76	5.48	31.17
Dividend, SEK per share	**8.75[8]**	7.75	6.80	6.14	5.43	4.96	4.48	3.54	3.21	2.93

[1] Operating profit has been distributed (pro forma) for 1995–1999.
[2] Not reported separately in 1996–1998.
[3] Earnings in Sweden were charged with 28% deferred tax in 1994–2001 and 30% in 1992–1993.
[4] The balance sheet for 2000 is adjusted for the effects of changed accounting principles in accordance with RR5 and RR9.
[5] The provisions are included in operating- and other interest-free liabilities in 1992–1995.
[6] Calculation of average return on capital employed and shareholders' equity is based on five measurements during 1993–2001. Four measurements were used in 1992.
[7] Key ratios are defined on page 71.
[8] Board proposal.

Definitions and key ratios*

CAPITAL DEFINITIONS

Capital employed

The Group's and business areas' capital employed is calculated as an average of the fixed assets according to the balance sheet and net working capital reduced by provisions for other purposes than pensions.

Goodwill is not included in capital employed in the business areas, but is reported as a consolidated asset.

Shareholders' equity

The shareholders' equity reported in the consolidated balance sheet consists of taxed shareholders' equity increased by the equity portion of the Group's untaxed reserves. (Deferred tax liability in untaxed reserves has been calculated at a 28% rate for Swedish companies and at the applicable tax rate for foreign companies in each country outside Sweden.)

Net debt

Net debt is the sum of consolidated interest-bearing liabilities, including pension liabilities, less liquid funds and interest-bearing short-term and long-term receivables and capital investment shares.

FINANCIAL MEASUREMENTS

Equity/assets ratio

The equity/assets ratio corresponds to shareholders' equity plus minority interest expressed as a percentage of total assets.

Debt/equity ratio

The debt/equity is expressed as net debt in relation to shareholders' equity, including minority interests.

Interest coverage ratio

Interest coverage is calculated in conformity with the net method according to which operating profit is divided by financial items.

Cash earnings

Cash earnings are calculated as earnings before tax, with a reversal of depreciation of tangible and intangible assets, share in earnings of associated companies, nonrecurring items, reduced by tax payments.

Debt payment capacity

Debt payment capacity is expressed as cash earnings in relation to average net debt.

Operating surplus

Operating surplus is expressed as operating profit before depreciation/amortization of tangible and intangible fixed assets and share in earnings of associated companies.

Operating cash flow

Operating cash flow includes the total of operating surplus, change in operating capital, with deduction for current capital expenditures in property and plant and restructuring costs.

Cash flow from current operations

Cash flow from current operations comprises operating cash flow less net financial items and tax payments and taking into account other financial cash flow.

Strategic investments

Strategic investments are designed to increase the company's future cash flow through acquisitions of companies, capital expenditures to expand facilities, or in new technologies that boost SCA's competitiveness.

Current capital expenditures

Current capital expenditures are investments to maintain competitiveness, such as maintenance, rationalization and replacement measures or investments of an environmental nature.

MARGINS, ETC.

Gross margin

Operating surplus as a percentage of net sales.

Operating margin

Operating profit as a percentage of net sales.

Net margin

Net earnings as a percentage of net sales.

Capital turnover

Net sales divided by average capital employed.

RATES OF RETURN

Return on capital employed

Return on capital employed is calculated for the Group and business areas as operating profit as a percentage of average capital employed.

Return on shareholders' equity

Return on shareholders' equity is calculated for the Group as net earnings after tax as a percentage of average shareholders' equity.

OTHER MEASUREMENTS

Value added per employee

Operating profit plus salaries, wages and payroll expenses divided by the average number of employees.

Earnings per share in SEK

Earnings per share is calculated after tax and full dilution as shown below:

SEK M	2001	2000	1999
Net profit for year	5,587	7,148	3,602
Reversal of interest expense, after tax, on option and convertible loans	6	7	9
Total	**5,593**	**7,155**	**3,611**
Average no. of shares after full dilution, millions	232.5	233.5	215.8
Earnings per share after taxes and full dilution, SEK	24.05	30.64	16.73

* Calculation of key ratios are based mainly on the recommendations issued by the Swedish Society of Financial Analysts. Averages are calculated based on five measuring points.

Board of Direc

BOARD OF DIRECTORS



Bo Rydin, *b. 1932. Chairman; SCA Board member since 1972 (Deputy member 1970–1972).*
Other board memberships in listed Swedish companies: Chairman of AB Industrivärden, Skanska AB and Graninge AB, Vice Chairman of Svenska Handelsbanken.
SCA shares held: 50,000.



Sverker Martin-Löf, *b. 1943. President and CEO of SCA. SCA Board member since 1986.*
Other board memberships in listed companies: Telefonaktiebolaget LM Ericsson and Skanska AB.
SCA shares held: 10,233.
Convertibles: 1,800, corresponding to 1,908 shares.
Options: 142,700, corresponding to 148,862 shares.



Erik Engström, *b. 1963. Partner, General Atlantic Partners, LLC. SCA Board member since 2000.*
Other Board memberships in listed foreign companies: Telemedia Corporation.
SCA shares held: 1,000.



Sören Gyll, *b. 1940. SCA Board member since 1997.*
Other board memberships in listed Swedish companies: Chairman of Genesis-ITAB and Probi AB. Board member of AB SKF and Skanska AB; Board membership in foreign company: Medicover Holding S.A. Other: Chairman of the Swedish Federation of Industries.
SCA shares held: 119.



Tom Hedelius, *b. 1939. SCA Board member since 1985.*
Other board memberships in listed Swedish companies: Chairman of Bergman & Beving AB; Vice Chairman of Telefonaktiebolaget LM Ericsson, AB Industrivärden, Addtech AB and Lagercrantz Group AB; Board member of AB Volvo. Honorary Chairman, Svenska Handelsbanken.
SCA shares held: 1,940.



Anders Nyrén, *b.1954. President and CEO of Industrivärden. SCA Board member since 2001.*
Other board memberships in listed Swedish companies: Svenska Handelsbanken.
SCA shares held: 0.



Lars Ramqvist, *b. 1938. Chairman of Telefonaktiebolaget LM Ericsson; SCA Board member since 1994.*
Other board memberships in listed Swedish companies: Chairman of Skandia and AB Volvo; Board member of AstraZeneca PLC.
SCA shares held: 1,000.



Jörgen Andersson, *b. 1964.*
Electrician, SCA Hygiene Products AB, Edet Mill. SCA Board member since 1997.
Represents wage-earner employees.
SCA shares held: 147.
Convertibles: 360, corresponding to 381 shares.
Options: 540, corresponding to 572 shares.



Bruno Lundgren, *b. 1941.*
Plant Supervisor, SCA Packaging, Munksund AB. SCA Board member since 1989.
Represents salaried employees.
SCA shares held: 72.
Convertibles: 720, corresponding to 763 shares.
Options: 1,080, corresponding to 1,144 shares.



Alf Söderlund, *b. 1943.*
Instrument Maker, SCA Graphic Sundsvall AB, Ortviken Paper Mill. SCA Board member since 1985.
Represents wage-earner employees.
SCA shares held: 72.
Convertibles: 36, corresponding to 38 shares.
Options: 54, corresponding to 57 shares.

DEPUTY MEMBERS

Evert Nilsson, *b, 1943. Laboratory Assistant. SCA Graphic Sundsvall AB, Östrand pulp plant. Member of SCA Board since 2001.*
Represents salaried employees.
SCA shares held: 1,112.
Convertibles: 1,800, corresponding to 1,908 shares.
Options: 1,920, corresponding to 2,035 shares.

Harriet Sjöberg, *b. 1946. Chairman, local union, SCA Hygiene Products AB, Göteborg. SCA Board member since 2001.*
Represents salaried employees.
SCA shares held: 466.
Convertibles: 72, correspodning to 76 shares.
Options: 108, corresponding to 114 shares.

Per Ågren, *b. 1941. Repairman, SCA Packaging Järfälla. SCA Board member since 1998.*
Represents wage-earner employees.
SCA shares held: 0
Convertibles: 36, corresponding to 38 shares.
Options: 54, corresponding to 57 shares.

BOARD SECRETARY
Michael Bertorp, *b. 1949.*
Executive Vice President and head of Secretariat.
SCA shares held: 2,236.
Convertibles: 1,800, corresponding to 1,908 shares.
Options: 69,700, corresponding to 72,682 shares.

AUDITORS
PricewaterhouseCoopers AB
Senior auditor: Robert Barnden, Authorized Public Accountant

BOARD OF DIRECTORS AND ITS WORK PROCEDURES

SCA's Board of Directors comprises seven members elected at the Annual General Meeting and three members, with three deputy members, elected by the employees. The Board members elected at the Annual General Meeting include persons closely associated with SCA's principal owners, AB Industrivärden and Handelsbanken Foundations. The president is also a member of the Board of Directors. Other staff members in the Company participate in Board meetings to make presentations or in an administrative capacity.

During the 2001 fiscal year, the Board held nine meetings. The work of the Board of Directors follows an annual reporting plan, designed to ensure that the Board's need to be informed is met, and is affected in other respects by the specific work assignments established by the Board regarding a division of work between the Board and the President.

The Board appoints a salary committee internally that deals with matters related to employment and pension terms of senior executives and other employees. During the period preceding the 2002 Annual General Meeting, this committee comprises Bo Rydin, Chairman, Tom Hedelius and Sören Gyll. The Board of Directors has addressed the issue of appointing a special auditing committee, but decided that control matters brought to the attention of Board should be dealt with by the entire Board. In order to ensure that the Board's information requirements in this respect are met, the Company's senior auditor reports personally to the Board each year regarding his observations based on examination of the accounts and his assessment of the Company's internal controls.

The Board Chairman has received a mandate from the Annual General Meeting to annually select from among the representatives for the Company's shareholders four members, who are not members of the Company's Board of Directors, to form with the Chairman a nomination committee for the forthcoming election of Board members. See page 76.

Information as of 31 December 2001.

Senior Manag

PRESIDENT AND EXECUTIVE VICE PRESIDENTS



Sverker Martin-Löf, *b. 1943.*
President and CEO, SCA.
Doctor of Technology.
SCA employee since 1977.
Earlier: Senior Vice President-Technology, MoDo.
SCA shares held: 10,233.
Convertibles: 1,800 (1,908).
Options: 142,700 (148,862).



Jan Åström, *b. 1956.*
Executive Vice President, Deputy CEO. As of 11 April 2002, President and CEO, SCA.
M.Sc. Eng.
SCA employee since 2000.
Earlier: President, Modo Paper AB.
SCA shares held: 0.
Convertibles: 360 (381).
Options: 20,540 (20,572).



Michael Bertorp, *b. 1949.*
Executive Vice President, head of Secretariat.
Bachelor of Law.
SCA employee since 1984.
Earlier: Judge in Swedish court system and positions in the Ministry of Justice.
SCA shares held: 2,236.
Convertibles: 1,800 (1,908).
Options: 69,700 (72,682).

BUSINESS AREAS

HYGIENE PRODUCTS



Stefan Angwald, *b. 1949.*
President, SCA Hygiene Products.
MBA.
SCA employee since 1976.
Earlier: International Paint Ltd.
SCA shares held: 1,200.
Convertibles: 900 (954).
Options: 31,350 (32,031).

SENIOR EXECUTIVES

Gunnar Johansson
President, Consumer products

Scott Jungles
President, Incontinence products

Rijk Schipper
President, AFH Tissue

Thomas Wulkan
CFO

PACKAGING



Rob Jan Renders, *b. 1953.*
President, SCA Packaging, as of 1 March 2002.
Degree in Mechanical Engineering.
SCA employee since 1990.
Earlier: Manager SCA Packaging De Hoop.
SCA shares held: 0.
Convertibles: 1,800 (1,908).
Options: 34,700 (36,062).

SENIOR EXECUTIVES

Gunnar Haglund
CFO

Rob Jan Renders
President (acting), Containerboard

Ole Terland
President, Corrugated board packaging

FOREST PRODUCTS



Kenneth Eriksson, *b. 1944.*
President, SCA Forest Products.
Mechanical Engineer.
SCA employee since 1979.
Earlier: President, Sunds Defibrator AB.
SCA shares held: 0.
Convertibles: 1,800 (1,908).
Options: 42,700 (44,062).

SENIOR EXECUTIVES

Alvar Andersson
Production Manager, Ortviken Paper mill

Anders Färnqvist
CFO

Jerker Karlsson
Vice President, SCA Forest Products

Mark Lunabba
President, SCA Graphic Laakirchen AG

NORTH AMERICA



Colin J. Williams, *b. 1942.*
President, SCA North America.
Master of Physical Chemistry and MBA.
SCA employee since 1988.
Earlier: Employed by Johnson & Johnson.
SCA shares held: 0.
Options: 20,000 (20,000).

SENIOR EXECUTIVES

Mats Berencreutz
President, SCA Incontinence Care North America

Lee Bingham
President, SCA Tissue North America

Tomas Hedström
CFO

John P. O'Leary Jr.
President, SCA Protective Packaging

HYGIENE PRODUCTS

The Hygiene Products business area is *responsible for production and sales of* hygiene products in Europe and other parts of the world except North America. The business area comprises a number of joint-venture companies in countries outside Europe. The organization consists mainly of one division for consumer products (baby diapers, feminine hygiene products and consumer tissue), one for AFH tissue and one for incontinence products. The number of employees is 14,526. The head office is in Munich, Germany.

PACKAGING

The Packaging business area is divided into a division for production of corrugated board packaging and one for production of containerboard. Operations comprise all mills and converting plants in Europe and responsibility for the Group's supply of recovered paper. The number of employees is 18,508. The head office is in Brussels, Belgium.

FOREST PRODUCTS

The Forest Products business area is responsible for the Group's supply of fresh wood fiber and pulp. Production and sales of valued-added goods such as publication paper (LWC, SC and newsprint) and solid wood products are focused on Europe. The number of employees is 3,608. The head office is in Sundsvall, Sweden.

NORTH AMERICA

The North America business area was established in conjunction with the major company acquisitions in the US. The business area's responsibilities are geographic, comprising the production and sales of AFH tissue, protective packaging and incontinence products. SCA's partly owned corrugated board operations in Asia are also included in this organization. The number of employees is 5,312. The head office is in Philadelphia, Pennsylvania, in the US.

THE GROUP AND ITS MANAGEMENT

The Corporate functions, comprising executive management with staffs, are based in Stockholm, which is also the registered office of the Board of Directors. In accordance with the work procedures that include governing of the relationship between the President and the Board of Directors, the Corporate functions are responsible for the formulation of the Group's strategy, business control, distribution of the resources between the business areas and for the Group's financing and capital structure. Among other tasks, this includes matters pertaining to company acquisitions and other strategic investments – actions that are often initiated by the management of a respective business area that subsequently, following review by the pertinent business area board and the Corporate functions, are presented to the Board of Directors for decision. In addition, the Corporate functions are responsible for consolidating the financial reporting of the business areas, for communications with the stock market and administration of a number of Group-wide issues.

Other key Group-wide areas, such as environmental and social issues, are managed through a network of persons from various parts of the Group. Moreover, certain business areas are responsible for operations that are important for the entire SCA. Forest Products, for example, is responsible for the Group's raw material supply based on fresh fiber, while Packaging handles the Group's recovered paper requirements. There is also extensive coordination between the business areas in daily operations.

Relations between the business areas and the Group's executive management are linked mainly to the work in each business area board. With the Group's Chief Executive Officer as Chairman, these boards comprise representatives of the Corporate functions and the management and personnel of the respective business area.

CORPORATE STAFFS

FINANCE



Lennart Persson, *b. 1947.*
Senior Vice President, Finance.
Business economist.
SCA employee since 1987.
Earlier employment: Vice President AB SCA Finans.
SCA shares held: 0.
Convertibles: 1,800 (1,908).
Options: 44,700 (46,662).

AB SCA FINANS



Carl-Axel Olson, *b. 1948.*
Senior Vice President, Treasury, President, AB SCA Finans.
MBA.
SCA employee since 1975.
Earlier: Vice President, AB SCA Finans
SCA shares held: 1,305.
Convertibles: 1,800 (1,908).
Options: 27,700 (28,642).

HUMAN RESOURCES



Francis Van Sevendonck, *b.1946.*
Senior Vice President, Human Resources.
Bachelor of Law.
SCA employee since 1990.
Earlier: Director of Human Resources, Westinghouse Electric Corporation.
SCA shares held: 0.
Convertibles: 1,800 (1,908).
Options: 29,700, (30,762).

RESEARCH AND TECHNOLOGY

Jan Åström,
Head of Research and Technology.

SECRETARIAT



Anders Nyberg, *b. 1951.*
General Counsel
Bachelor of Law
SCA employee since 1988.
Earlier: Judge in Swedish court system and positions in the Ministry of Communication.
SCA shares held: 0.
Convertibles: 1,800 (1,908).
Options: 44,700 (46,662).



Peter Nyquist, *b. 1965.*
Vice President, Communications and Investor Relations
MBA
SCA employee since 2000.
Earlier: Vice President, Communications and Investor Relations, Modo Paper.
SCA shares held: 0.
Convertibles: 900 (954).
Options: 10,850 (11,291).

Per R Larsson, *b. 1946.*
Group Risk Manager
M.Sc.Eng.
SCA shares: 0.
Convertibles: 720 (763).
Options: 10,580 (11,005).

Information as of 31 December 2001.
Figures within parentheses indicate corresponding number of shares.

Annual General Meeting and Nomination Committee

The Annual General Meeting of SCA will be held at 3 p.m. on Thursday, 11 April 2002, at Aula Magna, Stockholm University, Frescati, Stockholm, Sweden

(Directions from central Stockholm: by underground, take "röda linjen" ("the red line") towards Mörby Centrum and get off at the "Universitetet" stop; by bus, take bus 40, 540 or 670 and get off at the "Universitetet" stop; by car, there are parking spaces by "Södra huset". There is a taxi set-down and collection point (Stockholm University No. 6) at Aula Magna's taxi entrance on level two. The address is Frescativägen 6.)

Attendance

Shareholders who

are registered as owners in the shareholders' register printout that will be produced as at Thursday, 28 March 2002, and

who no later than 4 p.m. on Friday, 5 April 2002 give notice of their intention to attend the Annual General Meeting

shall be entitled to attend SCA's Annual General Meeting.

Custodian Registered Shares

SCA's shareholders' register is maintained by VPC AB (Swedish Securities Register Centre). Only directly registered holdings are included under the shareholder's own name in the shareholders' register.

Shareholders with custodian registered shares must have the shares registered in their own names in good time before Thursday, 28 March 2002, in order to be entitled to attend the Annual General Meeting.

Custodians will assist with re-registration, normally for a small fee.

Notice of Attendance

Notice of attendance at the Meeting may be given in the following ways:

- by telephone + 46 8 788 51 39
- by fax + 46 8 678 23 24
- email to secretariat@sca.com
- or by post to:
  Svenska Cellulosa
  Aktiebolaget SCA,
  Secretariat,
  Box 7827,
  SE-103 97 Stockholm,
  Sweden

When giving notice, please state:

- name
- personal/organization identification number
- address and telephone number

Payment of Dividend

Tuesday, 16 April 2002 is proposed as record day for entitlement to dividends. It is estimated that payment will be effected through VPC on Friday, 19 April 2002.

Nomination Committee

The Nomination Committee's task is to make proposals concerning the composition of the Board of Directors of SCA and it consists of Bo Rydin, SCA, Curt Källströmer, Handelsbankens Pensionsstiftelser, Christer Elmehagen, AMF Pension, Björn Lind, SEB Fonder and Peter Rudman, Nordea Fonder.

Address: SCA, Box 7827, SE-103 97 Stockholm, Sweden

Glossary

HYGIENE PRODUCTS

AFH – Away From Home. Tissue sold to bulk consumers such as hotels, restaurants, industry, offices and healthcare facilities.

Fluff – Pulp based on wood fiber, used to absorb fluid. Used in incontinence and feminine hygiene products, diapers, etc.

Tissue – Crêped soft paper which is the basis for hygiene products such as napkins, toilet paper and towels, and household toweling towels and wiping products for institutions, hotels, etc.

TAD (Through-Air-Dried) – Hot air is blown into the tissue to improve its properties.

PACKAGING

EPE, EPP, EPS – Foam plastic products, Used mainly as protective material in packaging.

Molded pulp – Molded recycled-fiber pulp of the type used in egg cartons, for example.

Fluting – The rippled middle layer in corrugated board, produced from semi-chemical pulp or recycled fiber.

Integrated packaging plant – Produces corrugated board and converts it into finished packaging (boxes and trays) with color-printed text and graphics.

Converting plant – Produces finished packaging from corrugated board sheets supplied by a corrugated board plant (see below) or an integrated packaging plant.

Liner – The surface layer of corrugated board. Available in various grades, such as kraftliner (based on fresh wood fiber) and testliner (based on recycled fiber).

Microflute – Very thin corrugated board used for high-quality packaging with print.

Corrugated board – Two outer layers of paper with an intermediate layer of fluting/folded paper (see liner and fluting).

Corrugated board plant (also called sheet feeder) – Only produces corrugated board in sheet form that is then converted into finished packaging at another plant.

Containerboard – The collective name for liner and fluting.

FOREST PRODUCTS

Coating – A surface treatment applied to paper or corrugated board packaging. Provides a smooth surface with good printing properties.

LWC paper – Light Weight Coated paper is a coated supercalendered (SC) paper with a high mechanical pulp content. Used for periodicals and advertising materials with demanding color-printing requirements.

Mechanical pulp – Debarked wood that is ground or chipped for mechanical refining to separate the fibers to form pulp.

SC paper – Supercalendered publication paper with a high gloss surface and with a high content of mechanical and/or recycled pulp. Mainly used for periodicals and advertising materials.

Solid wood products – Wood sawn into various dimensions/sizes: planks, joists, etc.

Saw logs – The part of the tree delivered to a sawmill. Normally the best part of the tree.

TCF pulp – Pulp that is bleached without using chlorine in any form.

Newsprint – Paper for newspapers produced from mechanical pulp based on fresh wood fiber or recycled fiber.

OTHER

CTMP (Chemi-thermomechanical pulp) – A high-yield pulp (90–95% yield from the wood) produced through the mechanical defibration in a refiner of preheated, chemically pretreated softwood.

EMAS – EU's system for environmental management and auditing of forestry.

FSC – Forest Stewardship Council, an international organization working to ensure responsible forest management. FSC has developed principles for responsible forestry that can be applied for certifying forest management and which facilitates FSC labeling of wood products from FSC certified forest.

Market pulp – Pulp that is dried and sold on the open market.

Productive forest land – Land with a productive capacity that exceeds one cubic meter of forest per hectare annually.

Recycled fiber – Fiber based on recovered paper.

Recovered paper – Used papers collected for recycling.

Wood fiber – Wood fiber from felled trees (fresh wood fiber) or from used paper or corrugated board products (recycled fiber).

SCA in the world

Headquarters

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Box 7827
SE-103 97 STOCKHOLM
Sweden
Stureplan 3
Tel +46-8 788 51 00
Fax +46-8 660 74 30
www.sca.com
President and CEO,
Sverker Martin-Löf
From 11 April 2002,
Jan Åström

Hygiene Products

SCA HYGIENE PRODUCTS AG
München Airport Center
Postfach 241540
DE-85336 MÜNCHEN
FLUGHAFEN
Germany
Tel +49-89 9 70 06-0
Fax +49-89 9 70 06-204
Stefan Angwald, President

Packaging

SCA PACKAGING
Excelsiorlaan 81
BE-1930 ZAVENTEM
Belgium
Tel +32-2 718 3711
Fax +32-2 725 5953
Rob Jan Renders, President

Forest Products

SCA FOREST PRODUCTS
SE-851 88 SUNDSVALL
Sweden
Skepparplatsen 1
Tel +46-60 19 30 00
Fax +46-60 19 33 21
Kenneth Eriksson, President

SCA North America

500 Baldwin Tower
EDDYSTONE, PA 19022
US
Tel +1 610 499 3700
Fax +1 610 499 3391
Colin J. Williams, President

Other companies

AB SCA FINANS
Box 7827
SE-103 97 STOCKHOLM
Sweden
Stureplan 3
Tel +46-8 788 51 00
Fax +46-8 679 86 60
Carl-Axel Olson, President

SCA FÖRSÄKRINGSAKTIE-
BOLAG
Box 7827
SE-103 97 Stockholm
Sweden
Stureplan 3
Tel +46-8 788 52 39
Fax +46-8 611 99 32
Per R Larsson


Hygiene Products
Packaging
Forest Products
North America

SCA in the world is updated continually on www.sca.com/about/map

Production capacities

(excluding fluff products)

Capacities are shown in thousand metric tons unless specified otherwise.

	Mill	Country	Tissue	Corrugated board	Kraftliner	Recycled capacity	Newsprint	SC and LWC paper	Market pulp	CTMP pulp	**Total pulp and paper**	Solid wood products m^{3} [4]
Hygiene Products	Stembert	Belgium	64								**64**	
	Medellin (JV)[1]	Colombia	39								**39**	
	Latacunga[1]	Ecuador	21								**21**	
	Cavite	Philippines	8								**8**	
	Le Theil *	France	59								**59**	
	Roanne	France	34								**34**	
	Tilburg	Netherlands	32								**32**	
	Benavente	Portugal	9								**9**	
	Svetogorsk	Russia	30								**30**	
	La Riba	Spain	24								**24**	
	Prudhoe	Great Britain	86								**86**	
	Chesterfield	Great Britain	32								**32**	
	Skelmersdale	Great Britain	30								**30**	
	Lilla Edet *	Sweden	94								**94**	
	Mannheim *	Germany	339[2]								**339**	
	Mainz-Kostheim *	Germany	109								**109**	
	Menasha	US	195								**195**	
	South Glens Falls	US	82								**82**	
	Gary	US	28								**28**	
	Alsip	US	60								**60**	
	Flagstaff	US	41								**41**	
	Ortmann *	Austria	118								**118**	
Total			1,534								**1,534**	
Packaging		Asia[3]		46							**46**	
		Belgium		137							**137**	
		Denmark		150							**150**	
		Estonia		17							**17**	
		Finland		60							**60**	
		France		205							**205**	
		Greece		60							**60**	
		Ireland[3]		8							**8**	
		Italy		457							**457**	
		Lithuania		35							**35**	
		Netherlands		125							**125**	
		Poland[3]		9							**9**	
		Russi		52							**52**	
		Switzerland		37							**37**	
		Slovakia[3]		2							**2**	
		Spain		152							**152**	
		Great Britain		490							**490**	
		Sweden		100							**100**	
		Czech Republic		50							**50**	
		Turkey		57							**57**	
		Germany		360							**360**	
		Hungary		30							**30**	
		Austria		34							**34**	
	Djursland *	Denmark				215					**215**	
	Lucca *	Italy				330					**330**	
	Castelfranco *	Italy				70					**70**	
	De Hoop*	Netherlands				350					**350**	
	Argovia*	Switzerland				100					**100**	
	New Hythe*	Great Britain				240					**240**	
	Munksund *	Sweden			340						**340**	
	Obbola *	Sweden			300	125					**425**	
	Aschaffenburg *	Germany				290					**290**	
	Witzenhausen *	Germany				325					**325**	
Total				2,673	640	2,045					**5,358**	
Forest Products	Laakirchen *	Austria						335			**335**	
	Aylesford[1] *	Great Britain					410				**410**	
	Ortviken *	Sweden					350	420			**770**	
	Östrand *	Sweden							400	70	**470**	
	Munksund*	Sweden										330
	Tunadal*	Sweden										300
	Holmsund*	Sweden										80
Total							760	755	400	70	**1,985**	710
Total			1,534	2,673	640	2,045	760	755	400	70	8,877	710

Fluff products are produced at the following facilities: Australia (Melbourne JV), Colombia (Cauca JV, Rio Negro JV), Philippines (Cavite), France (Linselles, Macon), Canada (Drummondville), Mexico (Ecatepec JV), Netherlands (Gennep*), Hoogezand), Norway (Tonsberg), Slovakia (Gemerska Horka*), Sweden (Falkenberg*, Mölnlycke), South Africa (Johannesburg) JV), Tunisia (Ksibel el Mediouni JV) and the US (Bowling Green).

* Certified in accordance with ISO 14001 or EMAS certified (EU system for environmental management and auditing.)

[1] Capacity data corresponds to the mill's full production, while SCA's ownership is only 50%.

[2] Including 50,000 tons packaging and oven paper.

[3] Only converting plants.

[4] Excluding SCA's share in Scaninge Timber.

SCA's raw material consumption



During 2001, SCA's operating expenses amounted to SEK 67,012 M, of which costs for raw materials and supplies amounted to SEK 32,299 M. Pulp, recycled fiber and energy accounted for most of the raw material costs.

SCA consumed about 2.2 million tons of paper pulp in 2001, of which 1.8 million tons of own production and 0.4 million tons was purchased from external suppliers.

SCA's liner mills produced about 2.4 million tons of containerboard in 2001, while its own corrugated board operations consumed slightly more than 2.3 million tons of containerboard. Including consumption by SCA's associated companies, the figure rises to slightly more than 2.4 million tons. For logistics and quality reasons, part of internal liner production is sold externally, while the corresponding quantities are purchased from other suppliers.

About 3.8 million tons of recovered paper was used in 2001 at SCA's paper mills. The paper is from own collection operations or is purchased from external suppliers.

In 2001, SCA consumed about 7.1 million cubic meters of wood and chips for production of pulp and solid wood products, of which about half is covered by felling in the Group's own forests.

SCA consumed 11.7 TWh of energy from fossil fuels in 2001. In addition, SCA purchased 5.3 TWh of electricity.



Paper pulp, consumption and supply	000s tons
Mechanical	675
Unbleached kraft	425
Bleached kraft	670
Own pulp production	**1,770**
Total pulp consumption	**2,160**
Net purchases	**390**

Containerboard, consumption and supply	000s tons
Kraftliner	780
Testliner	811
Fluting	919
Own production	**2,410**
Total consumption of liner products	**2,350**
Net sales	**160**

Consumption of other raw materials	
Wood/chips (Mm^3)	7.1
Felling from own forests (Mm^3)	3.5
Net purchases (Mm^3)	**3.6**
Recovered paper (Mton)	3.8
Fossil fuels (TWh)	11.7
Purchased electricity (TWh)	5.3

Financial information report dates

Year-end and interim reports are published in the SCA Investor Report magazine, among other publications, and on SCA's website on the Internet: www.sca.com

SCA Investor Report and the Annual Report are sent automatically to shareholders who have indicated that they wish to receive this information.

11 April 2002 Annual General Meeting.
26 April 2002 Interim report for three months ended 31 March 2002.
30 July 2002 Interim report for six months ended 30 June 2002.
30 October 2002 Interim report for nine months ended 30 September 2002.
30 January 2003 Year-end report on 2002 operations.
March 2003 Annual Report for 2002.

These reports, which are available in Swedish and English, may be ordered directly from:

Svenska Cellulosa Aktiebolaget SCA
Communications and Investor Relations
Box 7827, SE-103 97 Stockholm, Sweden
Telephone: +46-8 788 51 00 / Telefax: +46-8 678 81 30
or via SCA's Internet website: www.sca.com

Investor Relations

Peter Nyquist, Vice President, Communications and Investor Relations
Telephone: +46-8 788 52 34 / e-mail: peter.nyquist@sca.com
Anders Luthbom, Vice President, Business Intelligence
Telephone: +46-8 788 51 56 / e-mail: anders.luthbom@sca.com
Oskar Lindström, Business Analyst
Telephone: +46-8 788 51 13 / e-mail: oskar.lindstrom@sca.com

This Annual Report is produced by SCA in cooperation with n3prenör.
Photography: Dan Coleman and other. Printed by Falkenbergs Tryckeri, Sweden, 2002.

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Box 7827, SE-103 97 Stockholm, Sweden
Tel +46-8-788 51 00, fax +46-8-660 74 30
Reg. No: 556012-6293
www.sca.com

SCA